

iRobot

Proxy Statement

Dear Stockholder: April 10, 2013

You are cordially invited to attend the annual meeting of stockholders of iRobot Corporation to be held at 2:00 p.m., local time, on Wednesday, May 22, 2013 at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730.

At this annual meeting, you will be asked to elect two (2) class II directors for three-year terms, to ratify the appointment of our independent registered public accountants, to cast an advisory vote on the approval of the compensation of our named executive officers, and to consider a shareholder proposal entitled "Proxy Access for Shareholders." The board of directors unanimously recommends that you vote FOR election of the director nominees, FOR ratification of appointment of our independent registered public accountants, FOR approval, on an advisory basis, of the compensation of our named executive officers, and AGAINST the shareholder proposal entitled "Proxy Access for Shareholders."

Details regarding the matters to be acted upon at this annual meeting appear in the accompanying proxy statement. Please give this material your careful attention.

Whether or not you plan to attend the annual meeting, we urge you to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

Very truly yours,

COLIN M. ANGLE
Chief Executive Officer & Chairman of the Board

iROBOT CORPORATION

8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 22, 2013

To the Stockholders of iRobot Corporation:

The annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company"), will be held on Wednesday, May 22, 2013, at 2:00 p.m., local time, at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730, for the following purposes:

1. To elect two (2) class II directors, nominated by the Board of Directors, each to serve for a three-year term and until his successor has been duly elected and qualified or until his earlier resignation or removal;

2. To ratify the appointment of the accounting firm of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year;

3. To hold an advisory vote on the approval of the compensation of our named executive officers;

4. To consider a shareholder proposal entitled "Proxy Access for Shareholders," which proposal is opposed by the Board of Directors, if such proposal is properly introduced at the meeting; and

5. To transact such other business as may properly come before the annual meeting and any adjournments or postponements thereof.

Proposal 1 relates solely to the election of two (2) class II directors nominated by the board of directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any stockholder of the Company.

Only stockholders of record at the close of business on April 4, 2013, are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to assure your representation at the annual meeting, we urge you, whether or not you plan to attend the annual meeting, to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Directions to iRobot Corporation headquarters can be found at the Company's website, http://www.irobot.com.

By Order of the Board of Directors,



GLEN D. WEINSTEIN
Executive Vice President,
Chief Legal Officer and Secretary

Bedford, Massachusetts
April 10, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 22, 2013. THE PROXY STATEMENT AND ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT https://materials.proxyvote.com/462726.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

IN ACCORDANCE WITH OUR SECURITY PROCEDURES, ALL PERSONS ATTENDING THE ANNUAL MEETING WILL BE REQUIRED TO PRESENT PICTURE IDENTIFICATION.

TABLE OF CONTENTS

iROBOT CORPORATION
8 Crosby Drive
Bedford, Massachusetts 01730

PROXY STATEMENT
For the Annual Meeting of Stockholders
To Be Held on May 22, 2013

April 10, 2013

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of iRobot Corporation, a Delaware corporation (the "Company"), for use at the annual meeting of stockholders to be held on Wednesday, May 22, 2013, at 2:00 p.m., local time, at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730, and any adjournments or postponements thereof. An annual report to stockholders, containing financial statements for the fiscal year ended December 29, 2012, is being mailed together with this proxy statement to all stockholders entitled to vote at the annual meeting. This proxy statement and the form of proxy are expected to be first mailed to stockholders on or about April 18, 2013.

The purposes of the annual meeting are to elect two (2) class II directors for three-year terms, to ratify the appointment of the Company's independent registered public accountants, to hold an advisory vote on the compensation of our named executive officers and to consider a shareholder proposal entitled "Proxy Access for Shareholders." Only stockholders of record at the close of business on April 4, 2013 will be entitled to receive notice of and to vote at the annual meeting. As of March 30, 2013, 27,996,109 shares of common stock, $.01 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the annual meeting.

Stockholders may vote in person or by proxy. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, before the taking of the vote at the annual meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the annual meeting, or (iii) attending the annual meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, before the taking of the vote at the annual meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the annual meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

For Proposal 1, the election of class II directors, the nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the annual meeting shall be elected as directors. For Proposal 2, the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year, for Proposal 3, the advisory vote on the compensation of our named executive officers and for Proposal 4, the shareholder proposal entitled "Proxy Access for Shareholders," an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on each such matter is required for approval. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The person named as attorney-in-fact in the proxies, Glen D. Weinstein, was selected by the board of directors and is an officer of the Company. All properly executed proxies returned in time to be counted at the annual meeting will be voted by such person at the annual meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR election of the director nominees, FOR ratification of the appointment of our independent registered public accountants, FOR the approval, on an advisory basis, of the compensation of our named executive officers, and AGAINST the shareholder proposal entitled "Proxy Access for Shareholders."

Aside from the election of directors, the ratification of the appointment of the independent registered public accountants, the advisory vote on the compensation of our named executive officers, and the shareholder proposal entitled "Proxy Access for Shareholders," the board of directors knows of no other matters to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the board of directors will be voted with respect thereto in accordance with the judgment of the person named as attorney-in-fact in the proxies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of March 30, 2013: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) by each director or nominee of the Company; (iii) by each named executive officer of the Company; and (iv) by all directors and executive officers of the Company as a group. Unless otherwise noted below, the address of each person listed on the table is c/o iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
BlackRock, Inc.(3) 40 East 52nd St. New York, NY 10022	2,076,299	7.48%
The Vanguard Group, Inc. (4) 100 Vanguard Boulevard Malvern, PA 19355	1,563,953	5.63%
OppenheimerFunds, Inc.(5) 2 World Financial Center 225 Liberty Street New York, NY 10281-1008	1,500,000	5.40%
Colin M. Angle(6)	875,589	3.10%
Alison Dean(7)	57,411	*
John J. Leahy(8)	107,307	*
Jeffrey A. Beck(9)	95,278	*
Glen D. Weinstein(10)	106,675	*
Russell Campanello(11)	73,118	*
Ronald Chwang(12)	408,450	1.46%
Gail Deegan(13)	9,770	*
Deborah G. Ellinger(14)	7,024	*
Jacques S. Gansler(15)	59,640	*
Andrea Geisser(16)	108,789	*
George C. McNamee(17)	171,367	*
Peter T. Meekin(18)	79,038	*
Paul J. Kern(19)	96,732	*
Paul Sagan(20)	51,664	*
All executive officers, directors and nominees as a group (21) (15 persons)	2,307,852	7.92%

* Represents less than 1% of the outstanding common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the Securities and Exchange Commission, the number of shares of common stock deemed outstanding includes (i) shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 30, 2013 and (ii) shares issuable pursuant to restricted stock units held by the respective person or group that vest within 60 days of March 30, 2013.

(2) Applicable percentage of ownership as of March 30, 2013 is based upon 27,996,109 shares of common stock outstanding.

(3) BlackRock Inc. has sole voting power and sole dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13G/A filed by BlackRock Inc. with the Securities and Exchange Commission on February 8, 2013.

(4) The Vanguard Group Inc. has sole voting power with respect to 39,134 shares, sole dispositive power with respect to 1,526,119 shares and shared dispositive power with respect to 37,834 shares. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 37,834 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 1,300 shares as a result of its serving as investment manager of Australian investment offerings. The address of each reporting entity is 100 Vanguard Boulevard, Malvern, PA 19355. This information has been obtained from a Schedule 13G filed by The Vanguard Group, Inc. with the Securities and Exchange Commission on February 13, 2013.

(5) OppenheimerFunds, Inc. has shared voting power and shared dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13G/A filed by OppenheimerFunds, Inc. with the Securities and Exchange Commission on February 13, 2013, and includes 1,500,000 shares over which Oppenheimer Global Opportunities Fund has sole voting and shared dispositive power. The address of Oppenheimer Global Opportunities Fund is 6803 S. Tucson Way, Centennial, CO 80112.

(6) Includes 239,432 shares issuable to Mr. Angle upon exercise of stock options and 13,262 shares issuable to Mr. Angle upon vesting of restricted stock units.

(7) Includes 48,021 shares issuable to Ms. Dean upon exercise of stock options and 1,656 shares issuable to Ms. Dean upon vesting of restricted stock units.

(8) Includes 73,190 shares issuable to Mr. Leahy upon exercise of stock options and 5,412 shares issuable to Mr. Leahy upon vesting of restricted stock units.

(9) Includes 66,294 shares issuable to Mr. Beck upon exercise of stock options and 11,863 shares issuable to Mr. Beck upon vesting of restricted stock units.

(10) Includes 79,620 shares issuable to Mr. Weinstein upon exercise of stock options and 3,013 shares issuable to Mr. Weinstein upon vesting of restricted stock units.

(11) Includes 57,625 shares issuable to Mr. Campanello upon exercise of stock options.

(12) Includes an aggregate of 240,000 shares held by iD5 Fund, L.P. Dr. Chwang is a general partner of the management company for iD5 Fund, L.P. and may be deemed to share voting and investment power with respect to all shares held by iD5 Fund, L.P. Dr. Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Also includes 53,000 shares issuable to Dr. Chwang upon exercise of stock options, 5,181 shares issuable to Dr. Chwang upon vesting of restricted stock options and 107,210 shares held in a trust for the benefit of certain of his family members. As co-trustees of the family trust, Dr. Chwang shares voting and dispositive power over the shares held by the trust with his spouse.

(13) Includes 5,181 shares issuable to Ms. Deegan upon vesting of restricted stock units.

(14) Includes 5,181 shares issuable to Ms. Ellinger upon vesting of restricted stock units.

(15) Includes 50,000 shares issuable to Dr. Gansler upon exercise of stock options and 5,181 shares issuable to Dr. Gansler upon vesting of restricted stock units.

(16) Includes 80,000 shares issuable to Mr. Geisser upon exercise of stock options, 5,181 shares issuable to Mr. Geisser upon vesting of restricted stock units and 12,643 shares issuable to Mr. Geisser upon termination of service.

(17) Includes 90,000 shares issuable to Mr. McNamee upon exercise of stock options, 5,181 shares issuable to Mr. McNamee upon vesting of restricted stock units and 3,487 shares issuable to Mr. McNamee upon termination of service.

(18) Includes 50,000 shares issuable to Mr. Meekin upon exercise of stock options, 5,181 shares issuable to Mr. Meekin upon vesting of restricted stock units, 9,780 shares issuable to Mr. Meekin upon termination of service and 500 shares owned by Mr. Meekin's IRA. Mr. Meekin's spouse shares voting and dispositive power over the non-IRA shares.

(19) Includes 80,000 shares issuable to Gen. Kern upon exercise of stock options, 5,181 shares issuable to Gen. Kern upon vesting of restricted stock units and 8,492 shares issuable to Gen. Kern upon termination of service.

(20) Includes 40,000 shares issuable to Mr. Sagan upon exercise of stock options, 5,181 shares issuable to Mr. Sagan upon vesting of restricted stock units and 3,424 shares issuable to Mr. Sagan upon termination of service.

(21) Includes an aggregate of 1,007,182 shares issuable upon exercise of stock options held by thirteen (13) executive officers and directors, an aggregate of 81,835 shares issuable upon vesting of restricted stock units held by fourteen (14) executive officers and directors and an aggregate of 37,826 shares issuable upon termination of service to five (5) directors.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

Our board of directors currently consists of nine members. Our amended and restated certificate of incorporation divides the board of directors into three classes. One class is elected each year for a term of three years. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated George C. McNamee and Paul Sagan and recommended that each be elected to the board of directors as a class II director, each to hold office until the annual meeting of stockholders to be held in the year 2016 and until his successor has been duly elected and qualified or until his earlier death, resignation or removal. Messrs. McNamee, Meekin and Sagan are class II directors whose terms expire at this annual meeting. Mr. Meekin is not standing for reelection to the board of directors. The board of directors is also composed of (i) three class III directors (Gail Deegan, Andrea Geisser and Jacques S. Gansler, Ph.D.) whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2014, and (ii) four class I directors (Colin M. Angle. Ronald Chwang, Ph.D., Paul J. Kern, Gen. U.S. Army (ret) and Deborah G. Ellinger) whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2015.

The board of directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the board of directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE NOMINEES LISTED BELOW.

The following table sets forth the nominees to be elected at the annual meeting and continuing directors, the year each such nominee or director was first elected a director, the positions with us currently held by each nominee and director, the year each nominee's or director's current term will expire and each nominee's and director's current class:

Nominee's or Director's Name and Year First Became a Director	Position(s) with the Company	Year Current Term Will Expire	Current Class of Director
Nominees for Class II Directors:			
George C. McNamee 1999	Director	2013	II
Paul Sagan 2010	Director	2013	II
Continuing Directors:			
Gail Deegan 2011	Director	2014	III
Andrea Geisser 2004	Director	2014	III
Jacques S. Gansler, Ph.D. 2003	Director	2014	III
Colin M. Angle 1992	Chairman of the Board, Chief Executive Officer and Director	2015	I
Ronald Chwang, Ph.D. 1998	Director	2015	I
Paul J. Kern, Gen. U.S. Army (ret.) 2006	Director	2015	I
Deborah G. Ellinger 2011	Director	2015	I

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the annual meeting, the directors and the executive officers of the Company, their ages immediately prior to the annual meeting, and the positions currently held by each such person with the Company:

Name	Age	Position
Colin M. Angle	45	Chairman of the Board, Chief Executive Officer and Director
Alison Dean	48	Executive Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer
Jeffrey A. Beck	50	Chief Operating Officer
Glen D. Weinstein	42	Executive Vice President, General Counsel and Secretary
Russell Campanello	57	Senior Vice President, Human Resources
Ronald Chwang, Ph.D.(1)	65	Director
Gail Deegan(2)	66	Director
Deborah G. Ellinger(1)	54	Director
Jacques S. Gansler, Ph.D.(3)	78	Director
Andrea Geisser(2)	70	Director
George C. McNamee(1)	66	Director
Peter T. Meekin(3)	63	Director
Paul J. Kern, Gen. U.S. Army (ret)(2)	67	Director
Paul Sagan(3)	54	Director

(1) Member of compensation committee
(2) Member of audit committee
(3) Member of nominating and corporate governance committee

Colin M. Angle, a co-founder of iRobot, has served as chairman of the board since October 2008, as chief executive officer since June 1997, and prior to that, as our president since November 1992. Mr. Angle has also served as a director since October 1992. Mr. Angle also worked at the National Aeronautical and Space Administration's Jet Propulsion Laboratory where he participated in the design of the behavior-controlled rovers that led to Sojourner exploring Mars in 1997. Mr. Angle holds a B.S. in Electrical Engineering and an M.S. in Computer Science, both from MIT. As a co-founder and chief executive officer, Mr. Angle provides a critical contribution to the board of directors reflecting his detailed knowledge of the Company, our employees, our client base, our prospects, the strategic marketplace and our competitors.

Alison Dean has served as our executive vice president, chief financial officer and treasurer since April 2013. Ms. Dean previously served as our senior vice president, corporate finance from February 2010 until March 2013. From March 2007 until February 2012, Ms. Dean also served as our principal accounting officer. From March 2007 until February 2010, Ms. Dean served as our vice president, financial controls & analysis. From August 2005 until March 2007, Ms. Dean served as our vice president, financial planning & analysis. From 1995 to August 2005, Ms. Dean served in a number of positions at 3Com Corporation, including vice president and corporate controller from 2004 to 2005 and vice president of finance — worldwide sales from 2003 to 2004. Ms. Dean holds a B.A. in Business Economics from Brown University and an M.B.A. from Boston University.

Jeffrey A. Beck has served as our chief operating officer since February 2012. Mr. Beck previously served as president of our home robots division from April 2009 to February 2012. Prior to joining iRobot, Mr. Beck served at AMETEK Corporation as senior vice president and general manager, Aerospace & Defense from 2008 to 2009 and as vice president & general manager, Power Systems and Instruments Division from 2004 to 2008. From 1996 to 2004, Mr. Beck served in a number of positions at Danaher Corporation, including president, Danaher Precision Systems Division and vice president of sales, Kollmorgen I&C Division. Mr. Beck holds a B.S. in Mechanical Engineering from the New Jersey Institute of Technology and an M.B.A. from Boston University.

Glen D. Weinstein has served as our executive vice president and chief legal officer since August 2012. Mr. Weinstein previously served as our general counsel from July 2000 to August 2012 and as senior vice president from January 2005 to August 2012. Since March 2004, he has also served as our secretary. Prior to joining iRobot, Mr. Weinstein was with Covington & Burling LLP, a law firm in Washington, D.C. Mr. Weinstein holds a B.S. in Mechanical Engineering from MIT and a J.D. from the University of Virginia School of Law.

Russell Campanello has served as our senior vice president, human resources since November 2010. Prior to joining iRobot, Mr. Campanello served as senior vice president, human resources and administration at Phase Forward, Inc. from April 2008 until September 2010. Mr. Campanello previously served as senior vice president of human resources and marketing at Keane, Inc., a business process and information technology consulting firm, from September 2003 to October 2007. Prior to Keane, Mr. Campanello served as chief people officer at NerveWire from August 2000 to February 2003. Prior to NerveWire, he served as senior vice president, human resources at Genzyme Corp. from November 1997 to July 2000. Earlier in his career, Mr. Campanello spent nine years as vice president of human resources at Lotus Development Corporation. He attended Suffolk University's Executive M.B.A. program, and holds a B.S. degree in Business Administration from the University of Massachusetts.

Ronald Chwang, Ph.D, has served as a director since November 1998. Dr. Chwang is the chairman and president of iD Ventures America, LLC (formerly known as Acer Technology Ventures, LLC) under the iD SoftCapital Group, a venture investment and management consulting service group formed in January 2005. From August 1998 until December 2004, Dr. Chwang was the chairman and president of Acer Technology Ventures, LLC, managing high-tech venture investment activities in North America. Dr. Chwang also serves on the board of directors of AU Optronics and a number of other private high tech companies. Dr. Chwang holds a B.Eng. (with honors) in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California. Dr. Chwang brings to the board of directors his extensive experience in the technology industry, through both company operations and venture capital investment.

Gail Deegan has served as a director since May 2011. From February 1996 until her retirement in September 2001, Ms. Deegan served as executive vice president and chief financial officer of Houghton Mifflin Company, a publishing company. From February 1995 to February 1996, Ms. Deegan was senior vice president of regulatory and government affairs for NYNEX New England, and from November 1991 to January 1995, was vice president and chief financial officer of New England Telephone. From 1988 to January 1990, Ms. Deegan was senior vice president, chief financial officer and treasurer of Eastern Enterprises, and from February 1990 to May 1991, was senior vice president, chief financial officer and chief administrative officer of that company. Ms. Deegan is a director of EMC Corporation and a former director of TJX Companies, Inc. Ms. Deegan holds a bachelor's degree in elementary education from The College of Saint Rose, a master's degree in History from Ohio State University, and an M.B.A. from Simmons College School of Management. Ms. Deegan brings to the board of directors her extensive experience with financial accounting matters for complex organizations and oversight of the financial reporting process of public companies.

Deborah G. Ellinger, CEO of The Princeton Review, has served as a director since November 2011. Ms. Ellinger is the former president of Restoration Hardware and former chief executive officer of Wellness Pet Food. Previously, she served as an executive vice president at CVS Pharmacy, a senior vice president at Staples and a partner at The Boston Consulting Group. Ms. Ellinger began her career with Mellon Financial Corporation. Her assignments have taken her all over the world; she has lived and worked in Europe, Asia and America. Ms. Ellinger also serves on the board of directors at National Life Group and The Princeton Review and is a former director of Sealy Corporation. She is qualified as a Barrister-at-Law in London, as a member of the Inner Temple. Ms. Ellinger holds an M.A. and B.A. in Law and Mathematics from the University of Cambridge. Ms. Ellinger brings extensive experience in international retail and consumer products to the board.

Jacques S. Gansler, Ph.D. has served as a director since July 2004. Dr. Gansler has been a professor at the University of Maryland, where he leads the school's Center for Public Policy and Private Enterprise, since January 2001. From November 1997 until January 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the U.S. federal government. Dr. Gansler also serves on the board of directors of TTM Technologies, Inc. and TASC, Inc. Dr. Gansler holds a B.E. in electrical engineering from Yale University, an M.S. in Electrical Engineering from Northeastern University, an M.A. in Political Economy from New School for Social Research, and a Ph.D. in Economics from American University. Dr. Gansler brings to the board of directors his experience working with the federal government and in the defense industry.

Andrea Geisser has served as a director since March 2004. Mr. Geisser is currently a senior advisor to Zephyr Management Inc., a global private equity firm that specializes in emerging markets (Africa, India), and a member of the investment committee of some of those funds. From 1995 to 2005, Mr. Geisser was a managing director of Fenway Partners. Prior to founding Fenway Partners, Mr. Geisser was a managing director of Butler Capital Corporation. Prior to that, he was a managing director of Onex Investment Corporation, a Canadian management buyout company. From 1974 to 1986, he was a senior officer of Exor America. Mr. Geisser has been a board member and audit committee member of several private companies. Mr. Geisser holds a bachelor's degree from Bocconi University in Milan, Italy and a P.M.D. from Harvard Business School. Mr. Geisser brings to the board of directors his extensive experience regarding the management of companies, as well as his financial expertise.

George C. McNamee has served as a director since August 1999. Currently a private investor, Mr. McNamee served as a managing partner of FA Technology Ventures, an information and energy technology venture capital firm, from 2000 until 2012. He serves as chairman of the board of directors of Plug Power Inc., a leading fuel cell developer, and is a director of several private companies, a member of the Yale Development Board and a Trustee of the Albany Academies and The American Friends of Eton College. Mr. McNamee previously served on the board of directors of Broadpoint (now Gleacher) Securities as well as serving from 1984 to 2007 as chairman of its predecessor First Albany Companies and was also a board member of the New York Stock Exchange Inc., MapInfo, Home Shopping Network and the Meta Group. He received his Bachelor of Arts degree from Yale University. Mr. McNamee brings to the board of directors his extensive experience regarding the management of public and private companies, as well as his financial expertise.

Peter T. Meekin has served as a director since February 2003. Mr. Meekin has been a managing director of Trident Capital, a venture capital firm, since 1998. Prior to joining Trident Capital, he was vice president of venture development at Enterprise Associates, LLC, the venture capital division of IMS Health. Previously, Mr. Meekin held senior technology and management positions with Dun & Bradstreet Corporation, Lotus Development Corporation and IBM. Mr. Meekin holds a B.S. in Mathematics from the State University of New York at New Paltz. Mr. Meekin brings to the board of directors his extensive experience regarding the management of companies, his financial expertise, and his experience as an entrepreneur, executive and investor in the software, information services and information technology consulting sectors. Mr. Meekin's term will expire at the annual meeting, and he will not stand for reelection.

Paul J. Kern, Gen. U.S. Army (ret.) has served as a director since May 2006. Gen. Kern has served as a senior counselor to The Cohen Group, an international strategic business consulting firm, since January 2005. Gen. Kern also served as president and chief operating officer of AM General LLC from August 2008 until January 2010. From 1963 to 2004, Gen. Kern served in the U.S. Army and, from October 2001 to November 2004, as Commanding General of the U.S. Army Materiel Command. Prior to his command in the U.S. Army Materiel Command, he served as the military deputy to the Assistant Secretary of the Army for Acquisition, Logistics and Technology. Gen. Kern also serves on the board of directors of ITT Corporation and is a former director of EDO Corporation and Anteon International Corporation. He holds a B.S. from the United States Military Academy at West Point, an M.S. in Civil Engineering from the University of Michigan and an M.S. in Mechanical Engineering from the University of Michigan. Gen. Kern brings to the board of directors his extensive experience in the military and defense industry.

Paul Sagan has served as a director since February 2010. He is the executive vice chairman of Akamai Technologies, Inc. (NASDAQ: AKAM), and previously served as the company's chief executive officer from April 2005 until January 2013, and as its president from May 1999 until September 2010 and again from September 2011 until January 2013. Mr. Sagan became a member of Akamai's board of directors in January 2005. Akamai is the leading cloud platform for helping enterprises provide secure, high-performing user experiences on any device, anywhere, on the Internet. From July 1997 to August 1998, Mr. Sagan was senior advisor to the World Economic Forum, a Geneva, Switzerland-based organization that provides a collaborative framework to leaders to address global issues. Previously, Mr. Sagan held senior positions at Time Warner Cable and Time Inc., affiliates of Time Warner Inc., and CBS, Inc. Mr. Sagan also serves on the board of directors of EMC Corporation, and is a former director of Dow Jones & Company, Inc. and Digitas, Inc. Mr. Sagan brings to the board of directors his extensive experience with complex global organizations, combined with his operational and corporate governance expertise.

Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Leadership Structure

Mr. Angle serves as our chief executive officer and chairman of the board. The board of directors believes that having our executive officer as chairman of the board facilitates the board of directors' decision-making process because Mr. Angle has first-hand knowledge of our operations and the major issues facing us. This also enables Mr. Angle to act as the key link between the board of directors and other members of management. To assure effective independent oversight, the board of directors annually appoints a lead independent director, as discussed further in "Executive Sessions of Independent Directors" below.

Independence of Members of the Board of Directors

The board of directors has determined that Drs. Chwang and Gansler, Mses. Deegan and Ellinger and Messrs. Geisser, McNamee, Meekin, Sagan, and Gen. Kern are independent within the meaning of the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ, and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, the board of directors has determined that each member of each of the committees of the board of directors is independent within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission.

Executive Sessions of Independent Directors

Executive sessions of the independent directors are held prior to each regularly scheduled in-person meeting of the board of directors. Executive sessions do not include any of our non-independent directors and are chaired by a lead independent director who is appointed annually by the board of directors from our independent directors. Mr. McNamee currently serves as the lead independent director. In this role, Mr. McNamee serves as chairperson of the independent director sessions. The independent directors of the board of directors met in executive session four (4) times in 2012.

In addition to acting as the chairperson of the independent director sessions, the lead independent director assists the board in assuring effective corporate governance. The lead independent director's specific duties include:

- providing the chairman of the board with input as to preparation of agendas for meetings;
- advising the chairman of the board as to the quality, quantity and timeliness of the flow of information from the company's management that is necessary for the independent directors to effectively and responsibly perform their duties;
- coordinating and developing the agenda for the executive sessions of the independent directors;
- acting as principal liaison between the independent directors and the chairman of the board on sensitive issues;
- evaluating, along with the members of the compensation committee, the chief executive officer's performance and meeting with the chief executive officer to discuss such evaluation; and
- acting as chairperson of the board in the absence of the chairman of the board or a vacancy in the position of chairman of the board.

The Board of Directors' Role in Risk Oversight

The board of directors oversees our risk management process. This oversight is primarily accomplished through the board of directors' committees and management's reporting processes, including receiving regular reports from members of senior management on areas of material risk to the company, including operational, financial, legal and regulatory, and strategic and reputational risks. The audit committee focuses on risk related to accounting, internal controls, and financial and tax reporting. The audit committee also assesses economic and business risks and monitors compliance with ethical standards. The compensation committee identifies and oversees risks associated with our executive compensation policies and practices, and the nominating and corporate governance committee identifies and oversees risks associated with director independence, related party transactions and the implementation of corporate governance policies.

Policies Governing Director Nominations

Director Qualifications

The nominating and corporate governance committee of the board of directors is responsible for reviewing with the board of directors from time to time the appropriate qualities, skills and characteristics desired of members of the board of directors in the context of the needs of the business and current make-up of the board of directors. This assessment includes consideration of the following minimum qualifications that the nominating and corporate governance committee believes must be met by all directors:

- nominees must have experience at a strategic or policy making level in a business, government, non-profit or academic organization of high standing;
- nominees must be highly accomplished in his or her respective field, with superior credentials and recognition;
- nominees must be well regarded in the community and shall have a long-term reputation for the highest ethical and moral standards;
- nominees must have sufficient time and availability to devote to the affairs of the Company, particularly in light of the number of boards on which the nominee may serve;
- nominees must be free of conflicts of interest and potential conflicts of interest, in particular with relationships with other boards; and
- nominees must, to the extent such nominee serves or has previously served on other boards, demonstrate a history of actively contributing at board meetings.

We do not have a formal diversity policy. However, pursuant to the Policy Governing Director Qualifications and Nominations, as part of its evaluation of potential director candidates and in addition to other standards the nominating and corporate governance committee may deem appropriate from time to time for the overall structure and composition of the board of directors, the nominating and corporate governance committee may consider whether each candidate, if elected, assists in achieving a mix of board members that represent a diversity of background and experience. Accordingly, the board of directors seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry and strategic experience and expertise that, in concert, offer us and our stockholders diversity of opinion and insight in the areas most important to us and our corporate mission. In addition, nominees for director are selected to have complementary, rather than overlapping, skill sets. All candidates for director nominee must have time available to devote to the activities of the board of directors. The nominating and corporate governance committee also considers the independence of candidates for director nominee, including the appearance of any conflict in serving as a director. Candidates for director nominee who do not meet all of these criteria may still be considered for nomination to the board of directors, if the nominating and corporate governance committee believes that the candidate will make an exceptional contribution to us and our stockholders.

Process for Identifying and Evaluating Director Nominees

The board of directors is responsible for selecting its own members. The board of directors delegates the selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, the nominating and corporate governance committee identifies candidates for director nominee in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors. The nominating and corporate governance committee also recommends candidates to the board of directors for appointment to the committees of the board of directors.

Procedures for Recommendation of Director Nominees by Stockholders

The nominating and corporate governance committee will consider director nominee candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director nominee candidates, shall follow the following procedures:

The nominating and corporate governance committee must receive any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting.

All recommendations for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation, as they appear on our books and records, and of such record holder's beneficial owner;
- Number of shares of our capital stock that are owned beneficially and held of record by such stockholder and such beneficial owner;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the board of directors and elected; and
- A written statement from the stockholder making the recommendation stating why such recommended candidate meets our criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of our secretary by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Secretary of iRobot Corporation

Our secretary will promptly forward any such nominations to the nominating and corporate governance committee. Once the nominating and corporate governance committee receives the nomination of a candidate and the candidate has complied with the minimum procedural requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the board of directors.

Policy Governing Security Holder Communications with the Board of Directors

The board of directors provides to every security holder the ability to communicate with the board of directors as a whole and with individual directors on the board of directors through an established process for security holder communications as follows:

For communications directed to the board of directors as a whole, security holders may send such communications to the attention of the chairman of the board of directors by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Chairman of the Board, c/o Secretary

For security holder communications directed to an individual director in his or her capacity as a member of the board of directors, security holders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: [Name of the director], c/o Secretary

We will forward any such security holder communication to the chairman of the board, as a representative of the board of directors, or to the director to whom the communication is addressed, on a periodic basis. We will forward such communications by certified U.S. mail to an address specified by each director and the chairman of the board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is to schedule a regular meeting of the board of directors on the same date as our annual meeting of stockholders and, accordingly, directors are encouraged to be present at our stockholder meetings. The ten (10) board members, who were directors at the time of the annual meeting of stockholders held in 2012, attended the meeting.

Board of Directors Evaluation Program

The board of directors performs annual self-evaluations of its composition and performance, including evaluations of its standing committees and individual evaluations for each director. In addition, each of the standing committees of the board of directors conducts its own self-evaluation, which is reported to the board of directors. The board of directors retains the authority to engage its own advisors and consultants.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

Code of Ethics

We have adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is available at the Corporate Governance section of our website at http://www.irobot.com. A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, from us upon a request directed to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. We intend to disclose any amendment to or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website available at http://www.irobot.com and/or in our public filings with the Securities and Exchange Commission.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The board of directors met nine (9) times during the fiscal year ended December 29, 2012, and took action by unanimous written consent four (4) times. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings of all committees of the board of directors on which they served during fiscal 2012. The board of directors has the following standing committees: audit committee; compensation committee; and nominating and corporate governance committee, each of which operates pursuant to a separate charter that has been approved by the board of directors. A current copy of each charter is available at the Corporate Governance section of our website at http://www.irobot.com. Each committee reviews the appropriateness of its charter at least annually. Each committee retains the authority to engage its own advisors and consultants. The composition and responsibilities of each committee are summarized below.

Audit Committee

The audit committee of the board of directors currently consists of Mr. Geisser, Gen.Kern and Ms. Deegan, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission, or SEC, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In May 2012, Gen. Kern replaced Mr. McNamee on the audit committee. Mr. Geisser serves as the chairman of the audit committee. In addition, the board of directors has determined that Mr. Geisser is financially literate and that Mr. Geisser qualifies as an "audit committee financial expert" under the rules of the SEC. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Geisser's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Geisser any duties, obligations or liability that are greater than are generally imposed on him as a member of the audit committee and the board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

The audit committee met six (6) times and took action by unanimous written consent one (1) time during the fiscal year ended December 29, 2012. The audit committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

As described more fully in its charter, the audit committee oversees our accounting and financial reporting processes, internal controls and audit functions. In fulfilling its role, the audit committee responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and
- preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

The compensation committee of the board of directors currently consists of Mr. McNamee, Ms. Ellinger and Dr. Chwang, each of whom is an independent director within the meaning of the director independence standards of NASDAQ, a non-employee director as defined in Rule 16b-3 of the Exchange Act, and an outside director pursuant to Section 162(m) of the Internal Revenue Code. In May 2012, Ms. Ellinger replaced Gen. Kern on the compensation committee. Mr. McNamee serves as the chairman of the compensation committee. The compensation committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;
- evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer and other executive officers;

- overseeing and administering our compensation, welfare, benefit and pension plans and similar plans and determining the compensation of all executive officers; and
- reviewing and making recommendations to the board with respect to director compensation.

The compensation committee met five (5) times and took action by unanimous written consent five (5) times during the fiscal year ended December 29, 2012. The compensation committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors currently consists of Dr. Gansler and Messrs. Meekin and Sagan, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and applicable rules of the SEC. Mr. Sagan serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

- developing and recommending to the board criteria for board and committee membership;
- establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;
- identifying individuals qualified to become board members;
- recommending to the board the persons to be nominated for election as directors and to each of the board's committees;
- developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and
- overseeing the evaluation of the board and management.

The nominating and corporate governance committee met two (2) times and took action by unanimous written consent one (1) time during the fiscal year ended December 29, 2012. The nominating and corporate governance committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Compensation Committee Interlocks and Insider Participation

During 2012, Dr. Chwang, Gen. Kern, Ms. Ellinger and Mr. McNamee served as members of the compensation committee. No member of the compensation committee was an employee or former employee of us or any of our subsidiaries, or had any relationship with us requiring disclosure herein.

During the last year, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee; (ii) a director of another entity, one of whose executive officers served on our compensation committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

This report is submitted by the audit committee of the board of directors. The audit committee currently consists of Mr. Geisser (chairman), Gen.Kern and Ms. Deegan. None of the members of the audit committee is an officer or employee of the Company, and the board of directors has determined that each member of the audit committee meets the independence requirements promulgated by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Exchange Act. Mr. Geisser is an "audit committee financial expert" as is currently defined under SEC rules. The audit committee operates under a written charter adopted by the board of directors.

The audit committee oversees the Company's accounting and financial reporting processes on behalf of the board of directors. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended December 29, 2012, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The audit committee also reviewed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the results of their audit and discussed matters required to be discussed by the Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1, AU section 380), other standards of the Public Company Accounting Oversight Board, rules of the Securities and Exchange Commission and other applicable regulations. The audit committee has reviewed permitted services under rules of the Securities and Exchange Commission as currently in effect and discussed with PricewaterhouseCoopers LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has considered and discussed the compatibility of non-audit services provided by PricewaterhouseCoopers LLP with that firm's independence.

The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its review of the financial statements and the aforementioned discussions, the audit committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 29, 2012.

The audit committee has also evaluated the performance of PricewaterhouseCoopers LLP, including, among other things, the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services in 2012. Information about PricewaterhouseCoopers LLP's fees for 2012 is discussed below in this proxy statement under "Proposal 2 - *Ratification of Appointment of Independent Registered Public Accountants.*" Based on its evaluation, the audit committee has retained PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the 2013 fiscal year.

Respectfully submitted by the Audit Committee,

Andrea Geisser (chairman)
Paul J. Kern
Gail Deegan

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The compensation committee of the board of directors, which is comprised solely of independent directors within the meaning of applicable rules of The NASDAQ Stock Market, Inc., outside directors within the meaning of Section 162 of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, is responsible for developing executive compensation policies and advising the board of directors with respect to such policies and administering the Company's cash incentive, stock option and employee stock purchase plans. The compensation committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the compensation committee retains the services of a compensation consultant and considers recommendations from the chief executive officer with respect to goals and compensation of the other executive officers. The compensation committee assesses the information it receives in accordance with its business judgment. The compensation committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the compensation committee. All decisions regarding chief executive officer and director compensation are reviewed and ratified by the full board. George McNamee, Deborah Ellinger and Ronald Chwang are the current members of the compensation committee.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 29, 2012 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the board of directors, and the board of directors has approved, that the CD&A be included in the proxy statement for the year ended December 29, 2012 for filing with the SEC.

Respectfully submitted by the Compensation Committee,

George C. McNamee (chairman)
Deborah Ellinger
Ronald Chwang

COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion & Analysis

Overview

Our compensation philosophy is based on a desire to balance retention of executive talent with pay for performance incentive compensation, which is designed to reward our named executive officers for continued service and our sustained financial and operating performance. We believe that the compensation of our named executive officers should align our executives' interests with those of our stockholders and focus executive behavior on the achievement of both near-term corporate targets as well as long-term business objectives and strategies. It is the responsibility of the compensation committee of our board of directors to administer our compensation practices to ensure that they are competitive and include incentives that are designed to appropriately drive our performance, including our Adjusted EBITDA, revenue and individual objectives. Our compensation committee reviews and approves all of our executive compensation policies, including executive officer salaries, cash incentives and equity awards.

Our performance in 2012 was mixed. Full year revenue of $436 million was down 6% from the historic high in 2011, and earnings per share of $0.61 were well off earnings per share of $1.44 in 2011. These results were driven by the vastly different results in our two operating business units. Home robot revenue increased 28% over the prior year while our defense & security business was impacted by troop withdrawals in Afghanistan, a continuing resolution and uncertainty around sequestration. As a result, defense & security revenue decreased $107 million from the prior year, which negatively impacted earnings. Despite the challenges, we took significant steps to increase our long-term outlook, including restructuring our business to be supported by centralized engineering and operations functions and reduce headcount, acquiring Evolution Robotics, Inc. and integrating its products into our product portfolio and roadmap.

Based on 2012 performance, and taking into account our significant change in business strategy, our named executive officers received lower cash compensation in 2012 than they did in 2011, while maintaining a significant portion of their compensation in the form of long-term incentives. We believe our compensation philosophies, as described below, have aligned executive compensation with Company performance.

Objectives of Our Compensation Programs

Our compensation programs for our executive officers are designed to achieve the following objectives:

- to provide competitive compensation that attracts, motivates and retains the best talent and the highest caliber executives to help us to achieve our strategic objectives;
- to connect a significant portion of the total potential compensation paid to executives to our annual financial performance;
- to align management's interest with the interests of stockholders through long-term equity incentives; and
- to provide management with performance goals that are directly linked to our annual plan for growth and profit.

We believe the compensation of our named executive officers should reflect their success as a management team, rather than as individuals, in attaining key operating objectives, such as improved Adjusted EBITDA performance and revenue growth, as well as longer-term strategic objectives, such as invention, product development and evaluation of potential acquisitions. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, merger and acquisition expenses, net intellectual property litigation-related activity, restructuring-related expense and non-cash stock compensation.

We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of the company by our named executive officers. We seek to have the long-term performance of our stock reflected in executive compensation through our equity incentive programs.

Methodologies for Establishing Executive Compensation

The compensation committee, which is comprised entirely of independent directors, reviews the compensation packages for our named executive officers, including an analysis of all elements of compensation separately and in the aggregate. In determining the appropriate compensation levels for our chief executive officer, the compensation committee meets outside the presence of all our executive officers with the exception of the senior vice president, human resources. With respect to the compensation levels of all other named executive officers, the compensation committee meets outside the presence of all executive officers except our chief executive officer. Our chief executive officer annually reviews each of the other named executive officers' performances with the compensation committee.

With the input of our human resources department and independent compensation consultant, the chief executive officer makes recommendations to the compensation committee regarding base salary levels, target incentive awards and actual payouts, performance goals for incentive compensation and equity awards for named executive officers, other than himself. In conjunction with the annual performance review of each named executive officer in February of each year, the compensation committee carefully considers the recommendations of the chief executive officer when setting base salary, bonus payments under the prior year's incentive compensation plan, target amounts and performance goals for the current year's incentive compensation plan, and any other special adjustments or bonuses. In addition, the compensation committee similarly determines equity incentive awards, if any, for each named executive officer.

Moreover, the compensation committee considered the advisory proposal approving named executive officer compensation that was completed for our 2012 annual meeting of stockholders. Of stockholder votes received, an overwhelming majority - ninety-three percent - of our stockholders voted to approve our "say on pay" proposal. Votes regarding the non-binding, advisory proposal approving compensation of our named executive officers were as follows:

For	17,851,593	92.64%
Against	1,371,142	7.12%
Abstain	45,606	0.24%

The compensation committee believes this affirms shareholders' support of our approach to executive compensation, and therefore did not significantly change its approach in 2012. As part of ongoing efforts to reward outstanding operational and financial performance, the Committee will, in consultation with its independent compensation consultant, consider changes to our compensation programs as appropriate in response to input from shareholders and evolving factors such as the business environment and competition for talent. In line with these efforts, the Committee anticipates that during 2013, it will work with its independent compensation consultant to carefully review the Company's incentive design features.

The compensation committee will continue to consider the outcome of our say-on-pay votes, regulatory changes and emerging best practices when making future compensation decisions for our named executive officers.

Our compensation plans are developed, in part, by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the technology, defense, household durables and robotics industries. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us to attract executives and other employees. For benchmarking executive compensation, we typically review the compensation data for companies with revenues, numbers of employees and market capitalizations similar to our profile.

The compensation committee engaged an independent compensation consultant, Pearl Meyer & Partners, LLC, ("PM&P") to help evaluate peer companies for cash compensation and long-term incentive purposes, analyze applicable compensation data and determine appropriate compensation levels for our executive officers. PM&P also helps review the peer group annually, provides the committee with up to date information and trends in the marketplace, as well as assists the committee in understanding the Company's alignment of pay and performance for 2012. Neither the compensation committee nor the Company has retained PM&P for any other purpose.

The following selection criteria were used to develop the comparative peer group that the compensation committee and its compensation consultant used in assessing the competitiveness of our executive compensation for purposes of fiscal 2012 compensation actions:

- Companies with revenues within a similar range (0.25x to 3.5x)
- Companies with similar market capitalizations
- Companies within the technology industry
- Companies with a similar business strategy
    - Highly innovative product(s) and/or technological advancement
    - Moderate to high growth over a 1-, 3-, and 5- year period
    - Moderate mix of sales in the United States and internationally
- Companies with moderate to high level of research and development expense

- Where possible, companies with two or more lines of business - i.e. defense and commercial electronics

Due to exclustion of Argon ST, Inc. and ICx Technologies Inc. (both companies were acquired), Esterline Technologies Corp., Mercury Computer Systems, Inc., and SeaChange International Inc. were added to the 2012 peer group. The resulting peer group consisted of the following 16 firms:

Accuray Incorporated	Mercury Computer Systems Inc.
AeroVironment, Inc.	Orbital Sciences Corporation
American Science & Engineering, Inc.	Plantronics, Inc.
Audiovox Corp.	SeaChange International Inc.
Bruker Corporation	Synaptics Incorporated
Cognex Corporation	Tivo Inc.
Esterline Technologies Corp.	Trimble Navigation Ltd.
Intuitive Surgical Inc.	Universal Electronics Inc.

These sixteen companies, at the time of the analysis, had median annual revenues of $503 million and a median market capitalization of $923 million, compared to our 2012 annual revenue of $436 million and year-end market capitalization of $516 million.

We will annually reassess the relevance of our peer group and make changes when judged appropriate. We believe that the use of benchmarking is an important factor in remaining competitive with our peers and furthering our objective of attracting, motivating and retaining highly qualified personnel.

The compensation committee reviews all components of compensation for named executive officers. In accordance with its charter, the compensation committee also, among other responsibilities, administers our incentive compensation plan, and reviews and makes recommendations to management on company-wide compensation programs and practices. In setting compensation levels for our executive officers in fiscal 2012, the compensation committee considered many factors in addition to the benchmarking described above, including, but not limited to:

- the scope and strategic impact of the executive officer's responsibilities,
- our past business and segment performance, and future expectations,
- our long-term goals and strategies,
- the performance and experience of each individual,
- past compensation levels of each individual and of the named executive officers as a group,
- relative levels of pay among the executive officers,
- the amount of each component of compensation in the context of the executive officer's total compensation and other benefits,
- for each named executive officer, other than the chief executive officer, the evaluations and recommendations of the chief executive officer, and
- the competitiveness of the compensation packages relative to the selected benchmarks as highlighted by the independent compensation consultant's analysis.

The compensation committee determines compensation for our chief executive officer using the same factors it uses for other executive officers, while placing greater emphasis on performance-based opportunities through long-term equity and short term cash incentive compensation, which we believe better aligns our chief executive officer's interests with our success and the interests of our stockholders. In assessing the compensation paid to our chief executive officer, the compensation committee relies on both information from our selected benchmarks and its judgment with respect to the factors described above.

Elements of Compensation

Our executive compensation program consists of three primary elements: salary, long-term equity interest, primarily in the form of stock options and restricted stock units, and an annual cash incentive program based on both corporate and, if appropriate, divisional performance. All of our executive officers also are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as participation in our 401(k) plan. We have also entered into executive agreements with our executive officers that provide for certain severance benefits upon termination of employment, including a termination following a change in control of the Company.

Annual Cash Compensation

Base Salary. The compensation committee believes that our executive officers, including our chief executive officer, are paid salaries in line with their qualifications, experience and responsibilities. Salaries are structured so that they are within the range of salaries paid by the peer companies reviewed by the compensation committee in the technology and robotics industry. We begin our review of base salaries for each of our executives between the 40th and 60th percentiles in the technology and robotics industry and also take into consideration many additional factors (described below) that we believe enable us to attract, motivate and retain our leadership team in an extremely competitive environment. Salaries are reviewed generally on an annual basis.

The compensation committee reviewed the base salaries for each of our executive officers, taking into account an assessment of the individual's responsibilities, experience, individual performance and contribution to our performance, and also generally takes into account the competitive environment for attracting and retaining executives consistent with our business needs. With respect to each of our executive officers, other than Mr. Angle, Mr. Angle provided a detailed evaluation and recommendation related to base salary adjustments, if any.

In light of the considerations discussed above, the base salaries of our named executive officers were not increased for fiscal year 2012 as follows, with the exception of Mr. Beck and Mr. Weinstein who were each promoted during the year:

	2011 Base Salary	% Increase	2012 Base Salary
Colin M. Angle	$525,000	—%	$525,000
John J. Leahy	$375,000	—%	$375,000
Jeffrey A. Beck	$350,000	17.1%	$410,000
Glen D. Weinstein	$302,000	7.6%	$325,000
Joseph W. Dyer	$375,000	—%	$375,000
Russell J. Campanello	$300,000	—%	$300,000

In February 2012, Mr. Beck was promoted to Chief Operating Officer. In conjunction with the promotion, Mr. Beck's base salary was increased to $410,000.

In August 2012, Mr. Weinstein was promoted to Executive Vice President & Chief Legal Officer. In conjunction with the promotion, Mr. Weinstein's base salary was increased to $325,000.

We determined not to increase the base salaries of our other named executives officers for 2012 because of identified business challenges and desire to set an appropriate tone for the company as a whole.

In February 2013, as part of its annual review of compensation, the compensation committee increased Mr. Angle's base salary to $625,000 to better align his base salary compensation with the peer companies. In addition, Mr. Beck's base compensation was raised to $430,000 and his target bonus award under our non-equity incentive compensation plan was increased to 75% of his base salary. Mr. Campanello and Mr. Weinstein had their base salaries increased to $325,000 and $335,000, respectively.

We believe that the base salaries paid to our executive officers during our fiscal year 2012 helped to achieve our executive compensation objectives. In addition, we believe that the base salaries of our named executive officers, which range from 16% to 29% as a percentage of total compensation, are set at an appropriate level to keep a significant portion of executive compensation at risk as part of our compensation philosophy.

Other Benefits and Perquisites

We also have various broad-based employee benefit plans. Our executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. We offer a 401(k) plan, which allows our employees to invest in a wide array of funds on a pre-tax basis. We do not provide pension arrangements or post-retirement health coverage for our named executive officers or other employees. We also maintain insurance and other benefit plans for our employees. Other than as described below, we offer no perquisites that are not otherwise available to all of our employees.

Prior to Mr. Dyer's retirement and because Mr. Dyer maintained a personal residence in Maryland, we maintained a corporate apartment at which Mr. Dyer resided when working at our corporate headquarters in Bedford, Massachusetts, and we paid all travel expenses to and from our corporate headquarters. While we do not consider the corporate apartment or travel expenses for Mr. Dyer as perquisites for purposes of determining his overall compensation package, the incremental costs of the corporate apartment and travel expenses are reflected in the Summary Compensation Table as additional compensation for this named executive officer in accordance with SEC executive compensation disclosure regulations relating to perquisites.

Cash Incentive Compensation

The compensation committee believes that a portion of overall cash compensation for executive officers should be "at risk," *i.e.*, contingent upon successful achievement of significant financial and business objectives and implementation of our business strategy. For our named executive officers, including our chief executive officer, the granting of cash incentive payments is based on an evaluation of achievement against predetermined financial and operational metrics in accordance with our Senior Executive Incentive Compensation Plan that was adopted by the compensation committee. Target cash incentives for named executive officers are generally targeted between the 40th and 60th percentiles of similar cash incentives provided to officers in peer companies reviewed by the compensation committee in the technology and robotics industries. The amount of cash incentives paid to the named executive officers, however, is subject to the assessment of the compensation committee of our performance in general and the achievement of specific goals.

For fiscal 2012, the target bonus awards under our Senior Executive Incentive Compensation Plan for each of our named executive officers, as a percentage of base salary earned during the fiscal year, are summarized in the table below. These target bonus amounts were set at levels the compensation committee determined were appropriate in order to achieve our objective of retaining those executives who perform at or above the levels necessary for us to achieve our business plan, which, among other things, involved growing our company in a cost-effective way.

	Incentive Bonus Award Opportunity (% of base salary)		
	Threshold (30% of target opportunity)	Target (100%)	Maximum (162.5% of target opportunity)
Colin M. Angle	30.0%	100%	162.500%
John J. Leahy	22.5%	75%	121.875%
Jeffrey A. Beck	19.5%	65%	105.625%
Joseph W. Dyer	19.5%	65%	105.625%
Glen D. Weinstein	18.0%	60%	97.500%
Russell J. Campanello	18.0%	60%	97.500%

We designed our Senior Executive Incentive Compensation Plan to focus our executives on achieving key corporate financial objectives and strategic milestones, and to reward for substantial achievement of these company objectives. The 2012 performance goals and cash incentive payment criteria established by the compensation committee under our Senior Executive Incentive Compensation Plan were designed to require significant effort and operational success on the part of our named executive officers for achievement.

While the Senior Executive Incentive Compensation Plan is designed to provide cash incentive payments based upon objectively determinable formulas that tie cash incentive payments to specific financial goals and strategic milestones, the compensation committee retains the discretion to adjust cash incentive payments under the Senior Executive Incentive Compensation Plan based upon additional factors.

For each named executive officer, 100% of his target cash incentive compensation in 2012 was tied to key financial and operating performance measures.

The following table summarizes the performance measures, associated weightings and goals for each of the named executive officers. As discussed previously, the payout opportunity ranges from 30% of the target incentive opportunity for achieving threshold level of performance to 162.5% of the target incentive opportunity for achieving maximum level of performance.

		Performance Goal		
Performance Measure	**Weighting**	**Threshold**	**Target**	**Maximum**
Adjusted EBITDA, excluding cash incentive compensation expense	60%	$76.9 million	$85.4 million	$102.5 million
Revenue	40%	$404.4 million	$505.5 million	$606.6 million

The compensation committee chose this mix of financial targets for the cash incentive compensation because it believed that executive officers should be focused on a small set of critical, team-based financial and operating metrics that reinforce the executive's role and impact. The compensation committee, however, determined that the available incentive compensation for the entire employee base - including the named executive officers - should be reduced on a dollar-for-dollar basis if Adjusted EBITDA, excluding cash incentive compensation expense fell below $76.9 million.

The following table shows our achievement against the various metrics used for calculating the 2012 cash incentive compensation for our named executive officers:

Metric	**Minimum (80% of target for Company Revenue; 90% of Adjusted EBITDA, excluding cash incentive compensation expense)**	**Target (100%)**	**Maximum (120% of target)**	**2012 Actual Performance**	**Actual Percentage Earned (as % of target)**
	$ in millions				
Adjusted EBITDA, excluding cash incentive compensation expense	$76.9	$85.4	$102.5	$52.5	—
Company Revenue	$404.4	$505.5	$606.6	$436.2	—

Because Adjusted EBITDA fell below the minimum objectives established during the first quarter of 2012, no payments were made to named executive officers pursuant to the Senior Executive Incentive Compensation Plan.

Nevertheless, under the discretion afforded to the compensation committee, discretionary bonus awards were made to the named executive officers. These bonus payments were set at between 20-46% of the executive's original target. In determining the appropriateness of discretionary payments, the compensation committee considered the contributions of the individual, partial achievement of the company revenue targets along with significant business accomplishments during the year including:

- Full-year domestic Home Robot revenue growth of more than 40 percent, coupled with international revenue growth of 22 percent, driving a 28 percent year-over-year increase in full-year Home Robot revenue.
- Aggressive expense management to reduce costs and preserve profitability in light of severe decline in defense revenue.
- The acquisition of Evolution Robotics, Inc., including activities related to integration of Evolution Robotics, Inc. products, operations and technology.
- Comprehensive reorganization of the company, improving organizational alignment and reducing headcount by 17%.

The compensation committee viewed these detailed actions as critical to positioning the company for future success.

The following table summarizes the resulting 2012 discretionary bonus awards paid to the executives

	Original Target Incentive Opportunity ($)	Discretionary Bonus Earned for 2012 Performance	
		% of Target	$
Colin M. Angle	$525,000	20%	$105,000
John J. Leahy	$281,250	40%	$112,500
Jeffrey A. Beck	$260,500	40%	$104,200
Joseph W. Dyer(1)	$204,375	—	—
Glen D. Weinstein	$186,243	40%	$74,497
Russell J. Campanello	$180,000	46%	$82,000

(1) Mr. Dyer retired from the Company on October 31, 2012 and therefore was ineligible to receive a bonus payment for 2012.

Long-Term Incentives

Executive officers (and other employees) are eligible to receive restricted stock, stock option grants, restricted stock units and other stock awards that are intended to promote success by aligning employee financial interests with long-term shareholder value. A significant portion of these long-term incentives has an "at risk" element, reflecting the compensation committee's intent to align compensation with driving long-term shareholder value. These stock-based incentives are awarded based on various factors primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior grants. In general, our compensation committee bases its decisions to grant stock-based incentives on recommendations of our chief executive officer and the compensation committee's analysis of peer group compensation information, with the intention of keeping the executives' overall compensation, including the equity component of that compensation, at a competitive level with the comparator companies reviewed by the compensation committee in the technology and robotics industries. Our compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under our equity compensation plans, the number of options and shares held by the executive officer for whom an award is being considered and other elements of the officer's compensation, as well as our compensation objectives and policies described above.

During fiscal year 2012, we granted stock options and restricted stock unit awards to our named executive officers. We also granted stock options and restricted stock unit awards to Messrs. Beck and Weinstein in connection with promotions during 2012. As part of the annual review of our equity compensation program, the compensation committee considered a variety of long-term equity incentive structures. For fiscal 2012, the compensation committee allocated 20% of the total value of our long-term annual equity awards to senior executives in stock options and 80% in restricted stock units. The compensation committee believes a mix in our long-term equity awards between stock options and restricted stock units aligns the incentives of our executives with the interests of our stockholders and the long-term performance of the company by directly tying a significant portion of the value that may be realized from our equity compensation to an increase in our stock price. As with the determination of base salaries and short term incentive payments, the compensation committee exercises subjective judgment and discretion in view of the above criteria.

Stock Ownership Guidelines

We introduced equity ownership guidelines in 2011 to further align the interests of our senior management and directors with those of our stockholders. Under the guidelines, executives are expected to hold common stock in an amount equal to a multiple of their base salary as determined by their position. The guidelines range from two times base salary to six times base salary for our chief executive officer. In addition, under the guidelines, our directors are expected to hold common stock in an amount equal to six times their current board retainer fee. For purposes of these guidelines, stock ownership includes shares over which the executive has direct or indirect ownership or control, including restricted stock and in-the-money vested stock options, but does not include unvested restricted stock units or unvested stock options. Executives and directors are expected to meet their ownership guidelines within five years of becoming subject to the guidelines.

Executive Agreements

We have entered into executive agreements with each of our executive officers. The executive agreements provide for severance payments equal to 50% of such officer's annual base salary, as well as certain continued health benefits, in the event that we terminate his or her employment other than for cause. In addition, these executive agreements provide that if we experience a change in control and the employment of such officer is terminated without cause, or if such officer terminates his or her employment for Good Reason, as defined in the agreement, following the change in control, then all unvested equity held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 200% of his or her current annual base salary and 200% of such officer's target cash incentive, as well as certain continued health benefits. There are no tax gross-ups under the executive agreements.

It is the belief of the compensation committee that these provisions are consistent with executive severance arrangements that are customary for public companies at our stage of development and are necessary in order to hire and/or retain our executives.

Tax Deductibility of Executive Compensation

In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, we cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. We have considered the limitations on deductions imposed by Section 162(m) of the Code and it is our present intention, for so long as it is consistent with our overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

Risk Oversight of Compensation Programs

The compensation committee annually reviews and believes that our compensation program for executive officers is not structured to be reasonably likely to present a material adverse risk to us based on the following factors:

- Our compensation program for executive officers is designed to provide a balanced mix of cash and equity, annual and longer-term incentives, and performance targets.
- The base salary portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus primarily on stock price performance to the detriment of other important business metrics.
- Our stock option grants, restricted stock awards and restricted stock unit grants generally vest over four years and, in the case of stock options, are only valuable if our stock price increases over time.
- Maximum payout levels for cash incentive compensation are capped.
- Our stock ownership guidelines align the interests of our executive officers with those of our stockholders.

Compensation Consultant Independence

Pursuant to its charter, the compensation committee has the sole authority to retain, terminate, obtain advice from, oversee and compensate its outside advisors, including its compensation consultant. We have provided appropriate funding to the compensation committee to do so.

In 2011 in preparation for the 2012 fiscal year, the compensation committee retained PM&P as its independent executive compensation consultant. None of our management team participated in the compensation committee's decision to retain PM&P. PM&P reports directly to the compensation committee, and the compensation committee may replace PM&P or hire additional consultants at any time. PM&P attends meetings of the compensation committee, as requested, and communicates with the chairman of the compensation committee between meetings; however, the committee makes all decisions regarding the compensation of the Company's executive officers.

PM&P provides various executive compensation services to the compensation committee with respect to our executive officers and other key employees at the committee's request. The services PM&P provides include advising the compensation committee on the principal aspects of the executive compensation program and evolving best practices, and providing market information and analysis regarding the competitiveness of our program design and awards in relationship to our performance.

The compensation committee now reviews the services provided by its outside consultants and believes that PM&P is independent in providing executive compensation consulting services. The compensation committee conducted a specific review of its relationship with PM&P in 2012, and determined that PM&P's work for the compensation committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Act and by the SEC and NASDAQ. In making this determination, the compensation committee noted that during 2012:

- PM&P did not provide any services to us or our management other than service to the compensation committee, and it its services were limited to executive compensation consulting. Specifically, it does not provide, directly or indirectly through affiliates, any non-executive compensation services, including, but not limited to, pension consulting or human resource outsourcing ;
- Fees paid by us were 0.1 % of PM&P's total revenue for the period December 2011 through November 2012;
- PM&P maintains a Conflicts Policy which was provided to the compensation committee with specific policies and procedures designed to ensure independence;
- None of the PM&P consultants on our account had any business or personal relationship with our compensation committee members;
- None of the PM&P consultants on our account, or PM&P had any business or personal relationship with our executive officers; and
- None of the PM&P consultants on our account directly own shares of our stock.

The compensation committee continues to monitor the independence of its compensation consultant on a periodic basis.

Executive Compensation Summary

The following table sets forth summary compensation information for our chief executive officer, chief financial officer and the three other most highly compensated executive officers:

SUMMARY COMPENSATION TABLE - 2012

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)(4)	Total ($)
Colin M. Angle	2012	525,000	105,000	2,160,438	535,742	—	7,500	3,333,680
Chairman, Chief Executive Officer and Director	2011	519,231	—	763,344	754,374	692,158	7,350	2,736,457
	2010	463,897	—	439,230	817,477	578,926	7,350	2,306,880
John J. Leahy(5)	2012	375,000	112,500	666,080	165,020	—	7,500	1,326,100
Executive Vice President, Chief Financial Officer,	2011	373,531	—	311,364	307,508	324,433	7,350	1,324,186
Treasurer and Principal Accounting Officer	2010	360,849	—	179,322	333,950	346,683	7,350	1,228,154
Jeffrey A. Beck(6)	2012	403,077	104,200	1,255,942	310,322	—	7,500	2,081,041
Chief Operating Officer	2011	347,960	—	225,990	223,642	302,029	7,350	1,016,971
	2010	331,469	5,000	82,764	154,241	322,908	7,350	903,732
Joseph W. Dyer(7)(8)	2012	314,423	—	666,080	165,020	—	55,510	1,201,033
Former Chief Strategy Officer	2011	373,500	—	311,364	307,508	324,398	28,861	1,345,631
	2010	343,885	27,808	239,876	446,512	291,606	27,661	1,377,348
Glen D. Weinstein	2012	311,289	74,497	593,019	146,916	—	7,500	1,133,221
Executive Vice President and Chief Legal Officer								
Russell Campanello	2012	300,000	82,000	557,060	72,176	—	7,500	1,018,736
Senior Vice President, Human Resources	2011	300,000	—	—	—	200,700	7,350	508,050
	2010	51,923	—	858,550	1,257,380	—	—	2,167,853

(1) Represents salary earned in the fiscal years presented which covered 52 weeks for fiscal years 2012, 2012 and 2010.

(2) Represents the aggregate grant date fair value for stock and option awards granted in the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, as appropriate, in accordance with FASB ASC Topic 718. See the information appearing in note 9 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 for certain assumptions made in the valuation of stock and option awards.

(3) Excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed $10,000.

(4) Represents 401(k) matching contributions for each of our named executive officers. For Mr. Dyer, perquisites for 2012 also include $5,644 for use of a company apartment when he is working at our corporate headquarters and $13,520 for travel expenses to and from our corporate headquarters. Mr. Dyer also received a $28,846 payment in 2012 for accrued, unused vacation upon his termination of employment on October 31, 2012.

(5) Mr. Leahy resigned as Executive Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer effective April 5, 2013.

(6) Mr. Beck received a bonus payment of $5,000 for fiscal 2010 based upon a number of factors including completion of significant business and operational milestones and the comparable cash incentive compensation of companies within our peer group.

(7) Mr. Dyer received a bonus payment of $27,808 for fiscal year 2010 based upon a number of factors including completion of significant business and operational milestones and the comparable cash incentive compensation of companies within our peer group.

(8) Mr. Dyer resigned as Chief Strategy Officer effective October 15, 2012.

Grants of Plan-Based Awards in 2012

The following table sets forth, for each of the named executive officers, information about grants of plan-based awards during fiscal year 2012:

GRANTS OF PLAN-BASED AWARDS — 2012

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Colin M. Angle	—	262,500	525,000	1,050,000	—	—	—	—
	3/9/2012	—	—	—	81,250	—	—	2,160,438
	3/9/2012	—	—	—	—	40,825	26.59	535,742
John J. Leahy	—	140,625	281,250	562,500	—	—	—	—
	3/9/2012	—	—	—	25,050	—	—	666,080
	3/9/2012	—	—	—	—	12,575	26.59	165,020
Jeffrey A. Beck	—	130,250	260,500	521,000	—	—	—	—
	3/9/2012	—	—	—	22,700	—	—	603,593
	9/7/2012	—	—	—	25,100	—	—	652,349
	3/9/2012	—	—	—	—	11,400	26.59	149,601
	9/7/2012	—	—	—	—	12,600	25.99	160,721
Joseph W. Dyer(3)	—	102,188	204,375	408,750	—	—	—	—
	3/9/2012	—	—	—	25,050	—	—	666,080
	3/9/2012	—	—	—	—	12,575	26.59	165,020
Glen D. Weinstein	—	93,122	186,243	372,486	—	—	—	—
	3/9/2012	—	—	—	11,575	—	—	307,779
	9/7/2012	—	—	—	10,975	—	—	285,240
	3/9/2012	—	—	—	—	5,825	26.59	76,441
	9/7/2012	—	—	—	—	5,525	25.99	70,475
Russell J. Campanello	—	90,000	180,000	360,000	—	—	—	—
	3/9/2012	—	—	—	20,950	—	—	557,060
	3/9/2012	—	—	—	—	5,500	26.59	72,176

(1) This reflects the threshold, target and maximum incentive cash payout levels established under our Senior Executive Incentive Compensation Plan. The actual amounts paid for fiscal year 2012 are disclosed in the "Bonus" column of the Summary Compensation Table.

(2) All stock awards and option awards were made pursuant to our 2005 Stock Option and Incentive Plan (the "2005 Plan").

(3) Mr. Dyer's employment terminated on October 31, 2012 and, as a result, he was ineligible to participate in the incentive compensation plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the named executive officers, information about unexercised option awards and unvested restricted stock and restricted stock unit awards that were held as of December 29, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END — 2012

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Colin M. Angle	5/25/2007	21,333	—	16.03	5/25/2014	—	—
	3/28/2008	26,000	—	17.13	3/28/2015	—	—
	2/20/2009	69,215	4,614	7.76	2/20/2016	8,859	164,689
	4/2/2010	71,220	42,730	14.52	4/2/2017	15,124	281,155
	4/1/2011	16,950	28,250	33.48	4/1/2018	17,100	317,889
	3/9/2012	—	40,825	26.59	3/9/2019	81,250	1,510,438
John J. Leahy	6/27/2008	37,501	—	14.05	6/27/2015	—	—
	2/20/2009	4,895	979	7.76	2/20/2016	1,879	34,931
	4/2/2010	11,640	17,455	14.52	4/2/2017	6,174	114,775
	4/1/2011	6,910	11,515	33.48	4/1/2018	6,975	129,665
	3/9/2012	—	12,575	26.59	3/9/2019	25,050	465,680
Jeffrey A. Beck	4/24/2009	28,125	18,750	9.80	4/24/2016	8,750	162,663
	4/2/2010	4,032	8,062	14.52	4/2/2017	2,850	52,982
	4/1/2011	5,025	8,375	33.48	4/1/2018	5,062	94,103
	3/9/2012	—	11,400	26.59	3/9/2019	22,700	421,993
	9/7/2012	—	12,600	25.99	3/9/2019	25,100	466,609
Joseph W. Dyer	2/18/2004	2	—	2.33	2/18/2014	—	—
	5/25/2007	833	—	16.03	5/25/2014	—	—
	3/28/2008	14,000	—	17.13	3/28/2015	—	—
	2/20/2009	13,742	1,963	7.76	2/20/2016	3,769	70,066
	4/2/2010	16,557	16,555	14.52	4/2/2017	5,850	108,752
	10/1/2010	6,923	6,922	18.61	10/1/2017	1,880	34,949
	4/1/2011	6910	11,515	33.48	4/1/2018	6,975	129,665
	3/9/2012	—	12,575	26.59	3/9/2019	25,050	465,680
Glen D. Weinstein	5/25/2007	23,500	—	16.03	5/25/2014	—	—
	3/28/2008	14,000	—	17.13	3/28/2015	—	—
	2/20/2009	22,149	1,476	7.76	2/20/2016	2,835	52,703
	4/2/2010	14,875	8,925	14.52	4/2/2017	3,150	58,559
	4/1/2011	4,266	7,109	33.48	4/1/2018	4,312	80,160
	3/9/2012	—	5,825	26.59	3/9/2019	11,575	215,179
	9/7/2012	—	5,525	25.99	9/7/2019	10,975	204,025
Russell Campanello	12/30/2010	43,750	56,250	24.53	12/30/2017	26,250	487,988
	3/9/2012	—	5,500	26.59	3/9/2019	20,950	389,461

(1) Stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter with the exception of Mr. Dyer's March 9, 2012 grant, which vests in three equal installments beginning on the first anniversary of the grant.

(2) Restricted stock unit awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant with the exception of Mr. Dyer's March 9, 2012 grant, which vests in three equal installments beginning on the first anniversary of the grant.
(3) Amounts disclosed in this column were calculated based on the fair market value of our common stock.

Option Exercises and Stock Vested

The following table sets forth, for each of the named executive officers, information with respect to the exercise of stock options and the vesting of restricted stock unit awards during the year December 29, 2012.

OPTION EXERCISES AND STOCK VESTED — 2012

	Option Awards		Stock Awards	
Name	Shares Acquired on Exercise(#)	Value Realized on Exercise($) (1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($) (2)
Colin M. Angle	—	—	26,197	701,535
John J. Leahy	26,431	620,648	22,292	520,330
Jeffrey A. Beck	10,719	232,560	11,863	299,114
Joseph W. Dyer	—	—	12,834	341,396
Glen D. Weinstein	9,500	197,628	7,685	206,224
Russell Campanello	—	—	—	—

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Exchange Act.
(2) Amounts disclosed in this column were calculated based on the fair market value of the shares on the date of settlement upon vesting .

Potential Benefits Upon Termination or Change in Control

Severance and Change in Control Arrangements in General

The executive agreements described in the "Compensation Discussion and Analysis" section provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments equal to 50% of the executive officer's base salary and continued health plan premium payments for up to six months. The executive agreements also provide that, upon an involuntary termination upon a change in control, or upon a resignation for good reason upon a change in control, the executive officer is entitled to 200% of the executive officer's current base salary, 200% of the executive officer's current target cash incentive compensation, continued health plan premium payments for up to two years, and full vesting of all unvested stock, stock options, awards and units.

Cash Payments and/or Acceleration of Vesting Following Certain Termination Events

Assuming the employment of our named executive officers was terminated involuntarily and without cause (not in connection with a change in control) on December 29, 2012, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the tables below, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended.

Name	Base Salary ($)	Continuation of Health Plan Premium Payments ($)	Total ($)
Colin M. Angle	262,500	11,735	274,235
John J. Leahy	187,500	11,893	199,393
Jeffrey A. Beck	205,000	11,893	216,893
Joseph W. Dyer(1)	187,500	288	187,788
Glen D. Weinstein	162,500	10,479	172,979
Russell Campanello	150,000	11,893	161,893

(1) Joseph W. Dyer resigned as Chief Strategy Officer effective October 15, 2012. Accordingly, Mr. Dyer is not entitled to the amounts set forth in the above table.

Assuming the employment of our named executive officers was terminated involuntarily and without cause, or such officers resigned with good reason, during the one-year period following a change in control on December 29, 2012, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended, and acceleration of vesting as set forth in the table below. The total amount payable to each executive officer is subject to reduction in certain circumstances if the amount would cause the executive officer to incur an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended. The following table provides the market value (that is, the value based upon our stock price on December 29, 2012, minus the exercise price) of stock options and restricted stock units that would become exercisable or vested as a result of these acceleration events as of December 29, 2012.

Name	Base Salary ($)	Bonus ($)	Continuation of Health Plan Premium Payments ($)	Market Value of Stock Options ($)	Market Value of Restricted Stock and Restricted Stock Units ($)	Total ($)
Colin M. Angle	1,050,000	1,050,000	46,940	223,881	2,274,170	4,644,991
John J. Leahy	750,000	562,500	47,572	81,644	745,050	2,186,766
Jeffrey A. Beck	820,000	533,000	47,572	197,625	1,198,349	2,796,546
Joseph W. Dyer(1)	750,000	487,500	1,151	88,638	809,111	2,136,400
Glen D. Weinstein	650,000	390,000	41,915	52,310	610,626	1,744,851
Russell Campanello	600,000	360,000	47,572	—	877,448	1,885,020

(1) Joseph W. Dyer resigned as Chief Strategy Officer effective October 15, 2012. Accordingly, Mr. Dyer is not entitled to the amounts set forth in the above table.

Director Compensation

In connection with our efforts to attract and retain highly-qualified individuals to serve on our board of directors, we maintain a cash and equity compensation policy for our non-employee members of our board of directors. In 2012, each of our non-employee members of our board of directors was entitled to the following cash compensation:

Annual retainer for Board membership	$35,000
Annual retainer for lead independent director	$7,000
Audit Committee	
Annual retainer for committee membership	$10,000
Additional retainer for committee chair	$10,000
Compensation Committee	
Annual retainer for committee membership	$7,500
Additional retainer for committee chair	$7,500
Nominating and Corporate Governance Committee	
Annual retainer for committee membership	$5,000
Additional retainer for committee chair	$5,000

Pursuant to our Non-employee Directors' Deferred Compensation Program, each non-employee director may elect in advance to defer the receipt of these cash fees. During the deferral period, the cash fees will be deemed invested in stock units. The deferred compensation will be settled in shares of our common stock upon the termination of service of the director or such other time as may have been previously elected by the director. The shares will be issued from our 2005 Plan.

In 2012, each of our non-employee members of our board of directors was entitled to the following equity compensation under our 2005 Plan:

Upon initial election to the board of directors, a non-employee director will receive a one-time grant of restricted stock units having a fair market value of $220,000, measured at the end of the tenth week of the fiscal quarter in which the director was elected, which will vest over a four-year period at a rate of twenty-five percent (25%) on each of the first four anniversaries of the grant.

At the end of the tenth week of the fiscal quarter in which our annual meeting of stockholders occurs, each non-employee director will receive a grant of restricted stock units having a fair market value of $110,000, which will vest on the earlier of the date of the first anniversary of such grant or the date of the first annual meeting of stockholders following the date of grant.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

The following table provides compensation information for the fiscal year ended December 29, 2012 for each non-employee member of our board of directors. No member of our board of directors employed by us receives separate compensation for services rendered as a member of our board of directors.

DIRECTOR COMPENSATION TABLE — 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Ronald Chwang, Ph.D.	42,500	109,993	152,493
Gail Deegan	45,000	109,993	154,993
Deborah G. Ellinger	40,625	109,993	150,618
Jacques S. Gansler, Ph.D.	40,000	109,993	149,993
Andrea Geisser	55,000	109,993	164,993
Paul J. Kern, Gen. U.S. Army (ret.)(1)	41,875	109,993	151,868
George C. McNamee	62,000	109,993	171,993
Peter T. Meekin	40,000	109,993	149,993
Paul L. Sagan(1)	45,000	109,993	154,993

(1) Gen. Kern and Mr. Sagan deferred all of their 2012 cash compensation pursuant to our Non-employee Directors' Deferred Compensation Program under which they received stock units in lieu of cash.

(2) Represents the grant date fair value of restricted stock units awarded in the fiscal year ended December 29, 2012 in accordance with FASB ASC Topic 718. The grant date fair value is the fair market value of our common stock on the date of grant.

The non-employee members of our board of directors who held such position on December 29, 2012 held the following aggregate number of unexercised options and unvested restricted stock units as of such date:

Name	Number of Securities Underlying Unexercised Options	Number of Unvested Restricted Stock Units
Ronald Chwang, Ph.D.	53,000	5,181
Gail Deegan	—	9,769
Deborah G. Ellinger	—	12,551
Jacques S. Gansler, Ph.D.	50,000	5,181
Andrea Geisser	80,000	5,181
Paul J. Kern, Gen. U.S. Army (ret.)	80,000	5,181
George C. McNamee	90,000	5,181
Peter T. Meekin	50,000	5,181
Paul L. Sagan	50,000	5,181

Transactions with Related Persons

Other than compensation agreements and other arrangements which are described in "Compensation Discussion & Analysis," in 2012, there was no transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Our board of directors has adopted a written related party transaction approval policy, which sets forth our policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who will determine whether the contemplated transaction or arrangement requires the approval of the board of directors, the nominating and corporate governance committee, both or neither.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee of the board of directors has retained the firm of PricewaterhouseCoopers LLP, independent registered public accountants, to serve as independent registered public accountants for our 2013 fiscal year. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 1999. The audit committee reviewed and discussed its selection of, and the performance of, PricewaterhouseCoopers LLP for our 2012 fiscal year. As a matter of good corporate governance, the audit committee has determined to submit its selection to stockholders for ratification. If the selection of independent registered public accountants is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The audit committee of the board of directors has implemented procedures under our audit committee pre-approval policy for audit and non-audit services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services to be provided to us have been pre-approved by the audit committee. Specifically, the audit committee pre-approves the use of PricewaterhouseCoopers LLP for specified audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the audit committee before it may be provided by PricewaterhouseCoopers LLP. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the audit committee. For additional information concerning the audit committee and its activities with PricewaterhouseCoopers LLP, see "The Board of Directors and Its Committees" and "Report of the Audit Committee of the Board of Directors."

Representatives of PricewaterhouseCoopers LLP attended all of the standard audit committee meetings in 2012. We expect that a representative of PricewaterhouseCoopers LLP will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

PricewaterhouseCoopers LLP Fees

The following table shows the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP to us during the fiscal years December 29, 2012 and December 31, 2011.

	2012	2011
Audit Fees	$ 819,724	$ 837,421
Audit-Related Fees	53,775	—
Tax Fees	39,500	133,390
All Other Fees	3,394	3,394
Total	$ 916,393	$ 974,205

Audit Fees

Audit Fees for both years consist of fees for professional services associated with the annual consolidated financial statements audit, statutory filings, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Consists of fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

Tax Fees

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax planning compliance.

All Other Fees

All other fees include licenses to technical accounting research software. The audit committee has determined that the provision of services described above to us by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS iROBOT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2013.

PROPOSAL 3

ADVISORY VOTE ON THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The following proposal, commonly known as a say-on-pay proposal, gives our stockholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers. This vote is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this proxy statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at our annual meeting of stockholders:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

This vote is advisory, and therefore not binding on the Company, the compensation committee or our board of directors. However, our board of directors and our compensation committee value the opinions of our stockholders and intend to take into account the outcome of the vote when considering future compensation decisions for our named executive officers.

At our 2011 annual meeting of stockholders, our stockholders voted, on a non-binding, advisory basis, for the Company to hold future, non-binding advisory votes on the compensation of our named executive officers on an annual basis. After taking into consideration this voting result, our board of directors determined that it intends to hold non-binding, advisory votes on the compensation of our named executive officers every year.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE APPROVAL OF, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4

SHAREHOLDER PROPOSAL ENTITLED "PROXY ACCESS FOR SHAREHOLDERS"

On December 13, 2012, the Company received by electronic mail a letter dated December 4, 2012 containing the following proposal from Mr. James McRitchie, 9295 Yorkship Court, Elk Grove, CA 95758, beneficial owner of 100 shares of the Company's common stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement in this proxy statement as they were submitted to us:

The Board of Directors of iRobot does not support the adoption of the resolution proposed below and asks shareholders to consider management's response, which follows the shareholder proposal.

Shareholder Proposal

Proposal 4 - Proxy Access for Shareholders

WHEREAS, Our company's stock price declined over one and two year periods, being relatively flat over five years. Our CEO chairs the board. A June 2012 GMI Ratings report found that companies with a separate CEO and chair provide investors with five-year shareholder returns nearly 28% higher than those with combined roles. Our company has a classified board elected on a plurality basis. Shareowners cannot call a special meeting or take action by written consent. A supermajority is required to amend specific bylaws. Our company even has a poison pill not ratified by shareowners. These poor governance policies make it difficult for shareowners to hold individual board members accountable. It is time we allowed shareowners to nominate conscientious independent directors who will move our company forward.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:
    a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one half of one percent but less than five percent of the Company's securities eligible to vote for the election of directors.
2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.
3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.
4. If necessary, preference among 1(a) nominators will be shown to those shareowners/groups holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those groups with the greatest number of shareowners who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.
5. Nominees may include in the proxy statement a 500 word supporting statement.
6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the Company's governing documents.

Please vote to protect shareholder value:

Proxy Access for Shareholders - Proposal 4

Board Recommendation

Our Board of Directors unanimously recommends a vote "AGAINST" this proposal

After thoughtful consideration, the board of directors recommends a vote against the proposal because:

- The proposal has eligibility standards that are inappropriately low and would be impractical and expensive for the Company to implement.
- The proposal is unnecessary because the Company's policies and procedures already provide the Company's stockholders with the opportunity to have meaningful input in the director nomination and election process.
- The Nominating and Corporate Governance Committee is best positioned to review and recommend director nominees who have the skills and qualifications to enhance the effectiveness of the board of directors and who will represent the interests of all stockholders and not just those with a narrow agenda.
- The proposal strips the ability of the board of directors to fulfill its duty of identifying and evaluating potential board members.
- The proposal strips the ability of the board of directors to fulfill its duty of identifying and evaluating potential board members.
- The proposal requests the Company to take action but does not provide clear guidelines as to what action to take.

The proposal has eligibility standards that are inappropriately low and would be impractical and expensive for the Company to implement. The eligibility requirements to submit a director nomination contained in the proposal are inappropriately low. The thresholds in the proposal at issue here would require (i) a group of stockholders to own only 1% of the outstanding shares of the Company's common stock for two years or (ii) a group of 50 or more stockholders to each own as little as $2,000 of common stock and for the group to collectively own one half of one percent of the Company's common stock, for one year. The proposal's low thresholds subject the Company to significant additional expense and diversion of management time and energy. Just one nomination by a group of 50 stockholders would require the Company to verify the amount and duration of common stock ownership of at least 50 stockholders. This means the Company could be required to verify the share ownership of possibly numerous individuals each year. In many cases, because smaller holdings of the Company's common stock are held in brokerage accounts, the Company would have to investigate through the brokerage firms whether the requirements of the stockholder proposal have been met. We do not think that such investigations constitute the best use of the Company's resources. Allowing stockholders who exhibit such an immaterial investment in the Company to make nominations using the Company's proxy materials could lead to the election of "special interest directors" who may be inclined to represent the interests of the stockholders who have nominated them rather than the overall interests of all stockholders. Unlike the board of directors, individual stockholders or stockholder groups that would be eligible to invoke the new powers suggested by the proposal owe no legal duties to any of their fellow stockholders to act in their best interests, and the board of directors believes it is inadvisable for the Company to subsidize the proxy challenges that may be designed to further narrow agendas irrespective of stockholder interests generally. Additionally, the Company already bears the expense of filing and distributing proxy materials which would contain the stockholder nominee, and the board of directors is likely to feel compelled to undertake an additional and expensive campaign to inform stockholders of the reasons the stockholder nominee should not be elected. It is worth noting that the United States Court of Appeals for the District of Columbia overturned the SEC's proxy access rule precisely because it determined that the SEC had not adequately assessed the expense and distraction proxy contests would entail.

The proposal is unnecessary because the Company's stockholders already have the opportunity to have meaningful input in the nomination and election process. The proposal is not necessary because stockholders already have a meaningful voice in electing directors; they can already recommend and nominate director candidates. The Nominating and Corporate Governance Committee has a defined procedure for individuals to recommend director candidates, which is described above in "Policies Governing Director Nominations." The policies are designed to produce nominees that possess the educational, professional, business and personal attributes that are best suited to further the Company's purposes. This process gives stockholders an opportunity to recommend director candidates to the board of directors and have their qualifications properly reviewed by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is best positioned to review and recommend director nominees who have the skills and qualifications to enhance the effectiveness of the board of directors and who will represent the interests of all stockholders and not just those with a narrow agenda. Each member of the Nominating and Corporate Governance Committee (as well as 90% of the directors on our board) is an independent director. The Nominating and Corporate Governance Committee has the responsibility to identify and nominate qualified director candidates to serve on our board of directors. An effective board is made up of individuals having disparate talents and experiences. The Nominating and Corporate Governance Committee, and not an individual stockholder, is best equipped to evaluate the particular talents and experiences of potential nominees, to determine whether these are congruous with the talents and experiences of the other directors and to assess each candidate's commitment to the long-term best interests of the Company.

The proposal strips the ability of the board of directors to fulfill its duty of identifying and evaluating potential board members. The proposal is not in the best interests of stockholders because any nominee, regardless of business and personal background, nominated by a stockholder or a stockholder group meeting the criteria articulated in the proposal would have to be included in the proxy materials and included on the proxy card. The proposal removes a basic duty of corporate governance (the identification and evaluation of board members) from the board of directors and would require the inclusion of any nominee regardless of his or her relationship to the Company, education, personal history, competency and personal attributes.

The proposal could have an adverse impact on board process and the ability to function as a cohesive board of directors. Proxy access could have a significant negative impact on the effective functioning of the board of directors. Our board is characterized by frank and open dialogue with management, the primary goal of which is to advance the long-term interests of our stockholders. Proxy access threatens to create a politicized environment, potentially straining relationships among directors and between management and the board of directors, particularly if stockholder-nominated directors were focused on pursuing special interests. The proposal, if approved, could disrupt board harmony and cohesiveness, and result in a less effective board of directors that includes less independent and qualified individuals. Under the proposal, proxy access nominees would not have to satisfy the NASDAQ or the Company's independence standards or the Company's minimum qualifications for directors discussed herein. A nominee who does not satisfy the independence standards would not be eligible to serve on the Company's audit, governance or compensation committees. This may lead to two (or more) hierarchies of directors, consisting of those directors who satisfy the board of directors' independence and qualification standards and those nominated by stockholders who do not meet those standards, resulting in a fragmented and dysfunctional board. Moreover, a director elected by one stockholder group in one year may face successful opposition from a director nominated by another stockholder group in a subsequent year, setting up ongoing instability on the board of directors.

The proposal requests the Company to take action but does not provide clear guidelines as to what action to take. The proposal is confusing because, if approved, it would require the board of directors to amend the Company's amended and restated bylaws and the Company's other governing documents but it does not include the specific language the proponent is seeking to include in the governing documents. This failure could leave the board of directors unable to comply with the proposal, cause the Company undue expense as it attempts to draft revisions to the Company's governing documents that would implement the proposal, and expose the board of directors to potential costly litigation if it fails to craft language acceptable to the proponent.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE ADOPTION OF THIS STOCKHOLDER PROPOSAL and your proxy will be so voted unless you specify otherwise.

OTHER MATTERS

The board of directors knows of no other matters to be brought before the annual meeting. If any other matters are properly brought before the annual meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at our 2014 annual meeting of stockholders, pursuant to Rule 14a-8 promulgated under the Exchange Act by the Securities and Exchange Commission, must be received at the Company's principal executive offices not later than December 11, 2013. Stockholders who wish to make a proposal at the 2014 annual meeting — other than one that will be included in the Company's proxy statement — must notify us between January 22, 2014 and February 21, 2014. If a stockholder who wishes to present a proposal fails to notify us by February 21, 2014 and such proposal is brought before the 2014 annual meeting, then under the Securities and Exchange Commission's proxy rules, the proxies solicited by management with respect to the 2014 annual meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the Securities and Exchange Commission's proxy rules. In order to curtail controversy as to the date on which we received a proposal, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested, to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such persons are required by regulations of the Securities and Exchange Commission to furnish us with copies of all such filings. Based solely on our review of copies of such filings we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended December 29, 2012.

EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by us and, in addition to soliciting stockholders by mail through its regular employees, we may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have our stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or telegraph following the original solicitation. We may also retain an independent proxy solicitation firm to assist in the solicitation of proxies.

HOUSEHOLDING OF PROXY MATERIALS

Our 2012 Annual Report, including audited financial statements for the fiscal year ended December 29, 2012, is being mailed to you along with this proxy statement. In order to reduce printing and postage costs, Broadridge Financial Solutions has undertaken an effort to deliver only one Annual Report and one proxy statement to multiple shareholders sharing an address. This delivery method, called "householding," is not being used, however, if Broadridge has received contrary instructions from one or more of the stockholders sharing an address. If your household has received only one Annual Report and one proxy statement, we will deliver promptly a separate copy of the Annual Report and the proxy statement to any shareholder who sends a written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, Office of the General Counsel, (781) 430-3000. If your household is receiving multiple copies of our Annual Report or proxy statement and you wish to request delivery of a single copy, you may send a written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, Office of the General Counsel.

Exhibit A

iRobot Corporation
Adjusted EBITDA Reconciliation to GAAP
(unaudited, in thousands)

	For the twelve months ended	
	December 29, 2012	December 31, 2011
Net income	$ 17,297	$ 40,191
Interest income, net	(1,016)	(967)
Income tax expense	8,310	13,350
Depreciation	9,898	9,002
Amortization	1,774	1,310
EBITDA	36,263	62,886
Stock-based compensation expense	10,983	8,784
Merger and acquisition expense	1,404	41
Net intellectual property litigation expense	155	287
Restructuring expense	3,679	1,015
Adjusted EBITDA	$ 52,484	$ 73,013

Use of Non-GAAP Financial Measures

In evaluating its business, iRobot considers and uses Adjusted EBITDA as a supplemental measure of its operating performance. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, merger and acquisition expenses, net intellectual property litigation expenses, restructuring expenses and non-cash stock compensation. The Company also presents Adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company's actual cash expenditures. Other companies may calculate similar measures differently than iRobot, limiting their usefulness as comparative tools. iRobot compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA only supplementally.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file no. 000-51598

iROBOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0259 335**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
8 Crosby Drive, Bedford, MA	**01730**
(Address of principal executive offices)	*(Zip Code)*

(781) 430-3000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Common Stock, $0.01 par value per share **The NASDAQ Stock Market LLC**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by nonaffiliates of the registrant was approximately $580,000,000 based on the last reported sale of the Common Stock on the NASDAQ Global Market on June 29, 2012.

As of February 11, 2013, there were 27,872,850 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 29, 2012. Portions of such Proxy Statement are incorporated by reference into Part III of this Form 10-K.

iROBOT CORPORATION

ANNUAL REPORT ON FORM 10-K
Year Ended December 29, 2012

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, and plans for product development and manufacturing are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements.

iRobot, Roomba, Scooba, PackBot, Warrior, FirstLook, Looj, Verro, Virtual Wall, Home Base, Aware, Mint and AeroVac are trademarks of iRobot Corporation.

Overview

iRobot Corporation ("iRobot" or the "Company" or "we") designs and builds robots that make a difference. For over 20 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our home care robots perform time-consuming domestic chores while our defense and security robots perform tasks such as battlefield reconnaissance and bomb disposal, and multi-purpose tasks for local police and first responders. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and through our on-line store, and to the U.S. military and other government agencies worldwide. We maintain certifications for AS9100 for certain programs within our defense and security business unit.

Since our founding, we have accumulated expertise in all the disciplines necessary to design and build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the growth we expect in the market for robot-based products. We believe that the sophisticated technologies in our existing consumer and military applications are adaptable to a broad array of markets such as law enforcement, homeland security, commercial cleaning, elder care, energy services, home automation, healthcare, landscaping, agriculture, construction and other vertical markets.

Over the past ten years, we have sold more than eight million of our home care robots. During that time, we also sold more than 4,500 of our tactical military robots, most of which have been sold to the U.S. military and deployed on missions in Afghanistan and Iraq, and more recently to state, local and international government entities.

Our business evolved significantly in fiscal 2012. We are a different company than we were one year ago. Total revenue for 2012 was $436.2 million, which represented a 6% decline from 2011 revenue of $465.5 million. This decrease in revenue was directly attributable to a $107.5 million decrease in revenue in our defense and security business related to troop withdrawals in Afghanistan, program cancellations and ongoing budget reductions within the U.S. government. Revenue in our home robots business increased by $78.2 million in 2012 compared to 2011 as a direct result of growth in both domestic and international markets. This increase in home robots business revenue was driven by demand for our new Roomba 700 series robot, the introduction of the Roomba 600 series robot and an increase in marketing programs by us and our international distributors. Our home robots revenue represented 82% of our total 2012 revenue compared to 60% in 2011. We anticipate that our revenue for the next few years will be primarily driven by our rapidly growing home technology business and that our home robots revenue will comprise approximately 90% of our total revenue in the near term.

In response to the changing nature of our business, we took a number of actions in fiscal 2012 which we believe will assist us in returning to growth in 2013 and beyond. In particular:

- We undertook a company-wide restructuring designed to provide us greater overall flexibility, improved efficiency and scalability as a more unified organization. In conjunction with this restructuring, we created centralized, shared services such as engineering, operations and finance to promote further the use of common platforms and ensure repeatable successes through improved collaboration and standardization while focusing engineering efforts on markets with the greatest visibility and revenue potential. We expect this new structure to be fully operational in 2013.
- We initiated significant cost reductions in our defense and security business to realign our cost structure with our reduced revenue expectations for this business.

- We restructured our maritime business, which operated in North Carolina as part of our defense and security business. Although we believe that there is a future for unmanned underwater vehicles, the product market has not materialized as quickly as we expected. As a result, we have closed our North Carolina office, shut down our maritime product business and relocated our maritime research to our headquarters in Bedford, Massachusetts as a way to efficiently continue to pursue this business in a cost-effective manner.
- We wrote-off certain non-performing assets and inventory to levels that support our reduced revenue outlook for our defense and security business.
- We increased our investment in marketing programs in our home robots business, which resulted in greater brand awareness and revenue growth in that business. We expect to continue investing in marketing programs in 2013.
- Together with InTouch Health, we jointly introduced the RP-VITA, the first autonomous navigation remote presence robot to receive U.S. Food and Drug Administration clearance for use in hospitals. The RP-VITA, which will begin shipping in early 2013, combines the latest in autonomous navigation and mobility technologies developed by iRobot with the state-of-the-art telemedicine and electronic health record integration developed by InTouch Health.
- In October 2012, we acquired Evolution Robotics, Inc., developer of the Mint and Mint Plus automatic floor cleaning robots. This acquisition expands our technology leadership through a combination of intellectual property, engineering talent and new products that will broaden our global portfolio of practical robotics solutions.

Strategy

Our goal is to design and market innovative robots that make a difference and are adaptable for use in a broad range of applications. We strive to drive innovation, serve as an industry catalyst and change the world by fueling the era of robots. We intend to increase the penetration of our products in existing markets, expand existing products into new markets, and develop and launch new products into current and adjacent markets. Our strategy is to maintain a leadership position by delivering robotic technology-based remote presence and automated home maintenance solutions that delight our customers and anticipate their needs, while extending our technical leadership in the areas of robot autonomy, manipulation and platforms. Remote presence is the core of our military robots which save lives by keeping warfighters and public safety workers at safe standoff distances from hazards while they perform dangerous, difficult and persistent missions. With increasing levels of autonomy, continued mobility improvements, more sophisticated sensor suites and advanced human interfaces, remote presence systems will expand in effectiveness and efficiency and reduce the requirements for actual physical operator presence and control. In the area of automated home maintenance, we seek to improve the quality of life with robotic solutions requiring as little human physical intervention as possible. Key elements of our strategy include:

Leverage Common Platforms and Software. By committing long-term to a given platform and providing incremental upgrades, we create a valuable installed base that supports third-party development and greatly simplifies service and support. When entering new product areas that cannot be serviced with existing platforms, we intend to develop a multi-generational platform strategy that allows for rapid learning and long-term incremental improvements. Through the use and development of a common software architecture, we intend to create a robot intelligence system of enduring value and build a formidable advantage that stifles competition. Our common software will allow high reuse, reducing development costs of new systems and payloads, as well as reducing development timelines.

Continued Growth through Profitability, Operational Excellence and Customer Focus. We intend to consistently improve our profitability through disciplined allocation of resources and by reducing costs of materials, adjusting prices, optimizing our product and channel mix and focusing on our discretionary spending. We will continue to focus on improving the scalability and efficiency of our supply chain process and on mitigating single source supply exposure. We will identify, develop and enhance product features and functionality while also aggressively focusing on product reliability.

Leverage Research and Development Across Different Products and Markets. We leverage our research and development across all of our products and markets. For example, we use technological expertise developed through government-funded research and development projects across our other product development efforts. Similarly, expertise developed while designing consumer products is used in designing products for defense and security applications. This strategy helps us avoid the need to start each robot project from scratch, developing robots in a cost-effective manner and minimizing time to market.

Continue to Strengthen Our Brand. Our robots' performance and uniqueness have enabled us to obtain strong word-of-mouth and extensive press coverage leading to increasing brand awareness, brand personality and momentum. We intend to increase our investment in our marketing programs to strengthen our brand recognition and reinforce our message of innovation, reliability, safety and value.

Complement Core Competencies with Strategic Alliances. Our core competencies are the design, development and marketing of robots. We rely on strategic alliances to provide complementary competencies that we integrate into our products and to enhance market access. We outsource certain non-core activities, such as manufacturing and back-office functions, which helps us focus our resources on our core competencies.

Technology

We are focused on behavior-based, artificially-intelligent systems developed to meet customer requirements in multiple market segments. In contrast to robotic manufacturing equipment or entertainment systems that are designed to repeat actions in specific, known environments, our systems are designed to complete missions in complex and dynamic real-world environments.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions efficiently.

AWARE Robot Intelligence Systems. Our proprietary AWARE Robot Intelligence Systems are code bases that enable the behavioral control of robots. Moreover, the AWARE systems include modules that control behaviors, sensor fusion, power management and communication. Our AWARE systems allow our Roomba floor vacuuming robot and our Scooba floor washing robot to clean an entire floor while navigating around obstacles and not falling down stairs, and also allow our PackBot robots and our other unmanned ground vehicles to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.

Real-World, Dynamic Sensing. The degree of intelligence that our robots display is directly attributable to their ability to perceive - or sense - the world around them. Using specialized hardware and signal processing, we have developed sensors that fit particular cost-performance criteria. In other cases, we use off-the-shelf sensing hardware, such as laser scanners, cameras and optical sensors.

User-Friendly Interfaces. Our robots allow users to interact and instruct our robots in intuitive ways without extensive end-user set-up, installation, training or instruction. For example, our Roomba robots require only one button to have the robot begin its mission, determine the size of the room to be cleaned, thoroughly clean the room and return to its re-charger, right out of the box without any pre-programmed knowledge of the user's home. Similarly, our PackBot robots use intuitive controllers, interoperable between systems, that integrate high-level supervisory commands from the user into the behaviors of the robot.

Tightly-Integrated, Electromechanical Design. Our products rely on our ability to build inherently robust integrated electrical and mechanical components into required form factors. For instance, the computer that powers the PackBot tactical military robot must withstand being dropped from more than ten feet onto concrete. Such high performance specifications require tight design integration.

Combining these four components, we have created proprietary, reusable building blocks of robotics capabilities, including mobility platforms, manipulators, navigation and control algorithms and user interfaces. Our technology building blocks typically allow us to take a known platform and modify it for a new mission instead of starting from scratch for each application. We believe this allows us to design and develop innovative robots cost-effectively.

Products and Development Contracts

We design and market robots for the consumer and defense and security markets. With two decades of leadership in the robot industry, we remain committed to establishing robot and software platforms for invention and discovery, building key partnerships to develop mission-critical payloads and creating robots that improve the standards of safety and living worldwide.

Consumer Products

We sell various products that are designed for use in and around the home. Our current consumer products are focused on both indoor and outdoor cleaning applications. We believe our consumer products provide value to our customers by delivering better cleaning solutions at an affordable price and by freeing people from repetitive home cleaning tasks.

We currently offer multiple Roomba floor vacuuming robots with varying price points ranging from $349 to $699 based upon performance characteristics. Our Roomba robot's compact disc shape allows it to clean under beds and other furniture, resulting in cleaner floors since the Roomba can access more of the floor than standard upright vacuum cleaners. In addition, Roomba eliminates the need to push a vacuum - it cleans automatically upon the push of a button. The Roomba 700 series robots, introduced in 2011, offers improved debris pick up, a larger debris bin that vigorously pulls debris and hair off brushes into the bin, and dual HEPA air filters that capture dust particles as fine as 0.3 microns. The Roomba 600 series robots, introduced in 2012, offers a three-stage cleaning system which thoroughly vacuums every section of the floor multiple times, as well as AeroVac technology and improved brush design enabling the robot to better handle fibers like hair, pet fur, lint and carpet fuzz.

As a result of our acquisition of Evolution Robotics, Inc., we currently offer two Mint automatic floor cleaning robots designed exclusively for hard surface floors with prices ranging from $199 to $329 based upon performance features. These robots provide a different cleaning approach than our Roomba products. The Mint 4200 automatically dusts and damp mops hard surface floors using popular cleaning cloths or our specially designed reusable microfiber cloths. In addition to these features, the Mint 5200 includes a special reservoir that dispenses liquid throughout the cleaning cycle to keep the cloth damp.

We currently offer several Scooba floor washing robots with price points ranging from $279 to $499. Our Scooba 300 robot's innovative cleaning process allows the robot to simultaneously sweep, wash, scrub and dry hard floors, all at the touch of a button. Unlike a conventional mop that spreads dirty water on the floor, Scooba will apply only fresh water and cleaning solution to the floor from a clean tank. Scooba will clean dirt and grime, is safe for use on all sealed, hard floor surfaces, including wood and tile, and is smart enough to avoid carpet. The Scooba 230, introduced in 2011, is sleek, compact and perfectly sized for hard-to-reach areas like behind bathroom sinks and toilets.

Our Verro Pool Cleaning Robot is used to clean a residential pool and removes debris as small as two microns from the pool floor, walls and stairs. Verro is brought to market under the iRobot brand through a relationship with Aquatron, Inc., which developed the pool cleaning robots. There are two models available.

Our Looj Gutter Cleaning Robot was designed to simplify the difficult and dangerous job of gutter cleaning. The Looj cleans an entire stretch of gutter, reducing the number of times a ladder must be repositioned and climbed during gutter cleaning. The Looj also features a detachable handle that doubles as a wireless remote control, providing full control of the robot while cleaning. The Looj is currently available in North America and will be available in select countries worldwide in Spring 2013.

Defense and Security Products

In defense and security product markets, we currently offer several ground unmanned vehicles. Our tactical ground robots include the combat-tested 510 PackBot line of small, unmanned ground robots, the 310 SUGV and XM1216 SUGV (Small Unmanned Ground Vehicle) multi-purpose ground robots, the 110 FirstLook small, light, throwable robot, and the 710 Warrior multi-purpose robot capable of carrying heavy payloads. The PackBot, SUGV, FirstLook, and Warrior robots comprise a family of robots using many common platform components and offer our patented flipper technology that enables robots to easily climb stairs, navigate rubble, and penetrate inaccessible areas. These robots are designed to keep war fighters and public safety officials out of harm's way and are designed for high-performance, durability and ease of use while performing search, reconnaissance, mapping, bomb disposal and other dangerous missions. As of December 29, 2012, more than 4,500 robots have been delivered to military and civil defense forces and research communities worldwide. The robots are currently priced between approximately $20,000 and $415,000 per unit, depending on configuration and quantities ordered.

We continue to refine the PackBot product line, focusing on enhanced modularity and providing new capabilities to support a variety of mission scenarios. Our unique Aware 2 software is incorporated into the advanced 510 PackBot chassis and operator control unit. As a result, PackBot can support multiple configurations and payloads with the same chassis and operator control unit, providing customers with a single robot capable of performing a variety of missions. We also utilize Configure-To-Order (CTO) procurement options for our commercial 510 PackBot, allowing customers to tailor the product to their specific mission needs. The combined benefits of the Aware 2 software and CTO procurement options establish the 510 PackBot as a truly modular multi-mission robotic platform.

The 310 and XM1216 SUGVs are a family of lightweight, backpackable robots well suited to dismounted operations in Afghanistan. The SUGV has a modular design that accommodates a wide range of optional payloads and sensors, including a dexterous manipulator, and can easily climb stairs, roll over obstacles and enter inaccessible and dangerous areas.

Contract Research and Development Projects

We are involved in contract development projects with various U.S. governmental agencies and departments. The durations of these projects range from a few months to several years. These projects are usually funded as either cost-plus, firm fixed price, or time and materials contracts. In a cost-plus contract, we are allowed to recover our actual costs plus a fixed fee. The total price of a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. Under a firm fixed price contract, we receive a fixed amount upon satisfying contractually defined deliverables. On our time and materials contracts, we recover a specific amount per hour worked based on a bill rate schedule, plus the cost of direct materials, subcontracts, and other non-labor costs, including an agreed-upon mark-up. A time and materials contract may provide for a not-to-exceed price ceiling, as well as the potential that we will absorb any cost overrun.

Strategic Alliances

Strategic alliances are an important part of our product development and distribution strategies. We rely on strategic alliances to provide technology, complementary product offerings and increased and quicker access to markets. We seek to form relationships with organizations that can provide best-in-class technology or market advantages for establishing iRobot technology in new market segments. For example, in 2011 we signed a joint development and licensing agreement with InTouch Health, a leading remote presence telemedicine solution provider, to explore potential opportunities for healthcare applications on iRobot platforms such as the iRobot Ava mobile robotics platform. This alliance has resulted in the introduction in 2012 of the RP-VITA, the first autonomous navigation remote presence robot to receive U.S. Food and Drug Administration clearance for use in hospitals. The RP-VITA combines the latest in autonomous navigation and mobility technologies developed by iRobot with the state-of-the-art telemedicine and electronic health record integration developed by InTouch Health and we expect will begin shipping in early 2013.

Our strategy of working closely with third parties extends to the design of our products. By offering extensible platforms designed to carry payloads, we have designed and manufactured our products to leverage the work of those individuals and organizations that offer specialized technological expertise. The PackBot, Warrior and FirstLook robots are designed with open interfaces that allow third-party developers to add payloads to our robots, improving their functionality.

Sales and Distribution Channels

We sell our products through distinct sales channels to the consumer and defense and security markets. For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, sales to non-U.S. customers accounted for 57.3%, 45.5% and 42.1% of total revenue, respectively. For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, U.S. federal government orders, contracts and subcontracts accounted for 15.1%, 36.1% and 38.4% of total revenue, respectively. For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, we generated 4.5%, 9.4% and 17.4% of total revenue from The Boeing Company as a subcontractor under U.S. federal government contracts. For the years ended December 29, 2012 and December 31, 2011, we generated an aggregate of 30.6% and 23.6% of our revenue, respectively from our home robots distributor in Japan (Sales on Demand Corporation) and a network of affiliated European distributors of our home robots.

Home Robots

In the United States and Canada, we sell our consumer products through a network of national retailers. In 2012, this network consisted of more than 30 retailers which often sell either one or some combination of our products. Certain smaller domestic retail operations are supported by distributors to whom we sell our products directly. In support of these sales activities, we maintain an in-house sales and product management team. Outside of the United States and Canada, our products have been sold in more than 40 countries, primarily through a network of in-country distributors who resell to retail stores in their respective countries. These distributors are supported by our international sales and product marketing team.

Our retail and distributor networks are our primary distribution channels for our consumer products. We also offer products direct-to-consumer through our domestic and international on-line stores, representing 6.3% and 9.6% of total home robots business unit revenue for fiscal 2012 and 2011, respectively. We have established valuable databases and customer lists that allow us to target directly those consumers most likely to purchase a new robot or upgrade. We believe we maintain a close connection with our customers in each of our markets, which provides an enhanced position from which to improve our distribution and product offerings.

Defense and Security

We sell our defense and security products directly to end users and indirectly through prime contractors and distributors. While the majority of defense and security products have been sold to date to various operations within the U.S. federal government, we also sell to state and local as well as to international government organizations and research labs and universities. Our military products are sold overseas in compliance with the International Traffic in Arms Regulations, or ITAR. We have sold our products to the governments of various countries in the past several years, including the United Kingdom, France, Germany, Sweden, Norway, Italy, Israel, Australia, Republic of Korea, Singapore, Bosnia, Lithuania, Qatar, Taiwan, South Africa and Canada.

Our government products are sold by a team of sales specialists with significant experience in selling to government and defense agencies. All of these individuals have years of experience selling military products to government procurement offices, both in the United States and internationally. We maintain a direct sales and support presence in Europe.

Customer Service and Support

We also provide ongoing customer service and support. Consumer customer service representatives, the majority of whom are employees of outsourced service organizations or our distribution partners, are extensively trained on the technical intricacies of our consumer products. Defense and security customer representatives are usually former military personnel who are experienced in logistical and technical support requirements for military operations.

Marketing and Brand

We market our home robots to end-user customers through our sales and marketing teams as well as through our extensive network of retailers and in-country distributors. We market our defense and security products directly through our team of government sales specialists to end users and indirectly through prime contractors. Our website is also playing an increasing role in supporting brand awareness, addressing customer questions and serving as a showcase for our products.

Our marketing strategy is to increase our brand awareness and associate the iRobot brand with innovation, reliability, safety and value. Our sales and marketing expenses represented 16.4%, 12.6% and 12.6% of our total revenue in 2012, 2011 and 2010, respectively. We expect to continue to invest in national advertising, consumer and industry trade shows, direct marketing and public relations to further build brand awareness.

We believe that we have built a trusted, recognized brand by providing high-quality robots. We believe that customer word-of-mouth has been a significant driver of our brand's success to date, which can work very well for products that inspire a high level of user loyalty because users are likely to share their positive experiences. Our grass-roots marketing efforts focus on feeding this word-of-mouth momentum and we use public relations as well as advertising to promote our products.

Our innovative robots and public relations campaigns have generated extensive press coverage. In addition, iRobot and our consumer robots have won several awards and our inclusion among the first-tier partners on the U.S. Army's Brigade Combat Team Modernization program has greatly enhanced our brand and awareness among defense and security customers. Through these efforts, we have been able to build our brand, and we expect that our reputation for innovative products and customer support will continue to play a significant role in our growth and success.

Manufacturing

Our core competencies are the design, development and marketing of robots. Our manufacturing strategy is to outsource non-core competencies, such as the production of our robots, to third-party entities skilled in manufacturing. By relying on the outsourced manufacture of both our consumer and military robots, we can focus our engineering expertise on the design of robots.

Manufacturing a new product requires a close relationship between our product designers and the manufacturing organizations. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

We outsource the manufacturing of our consumer products to six contract manufacturers, each of which manufactures at a single plant in China. We outsource the manufacturing of our defense and security robots to three contract manufacturers, all of which are located in the United States.

Research and Development

We believe that our future success depends upon our ability to continue to develop new products and product accessories, and enhancements to and applications for our existing products. For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, our research and development expenses were $37.2 million, $36.5 million and $24.8 million, respectively. In addition to our internal research and development activities, for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, we have incurred research and development expenses under funded development arrangements with defense and security third parties of $16.8 million, $26.5 million and $27.1 million, respectively. Of our total research and development spending in 2012, 2011 and 2010, approximately 29.6%, 40.2% and 50.4%, respectively was funded by government-sponsored research and development contracts. For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, the combined investment in future technologies, classified as cost of revenue and research and development expense, was $54.0 million, $63.0 million and $51,9 million, respectively. We intend to continue our investment in research and development to respond to and anticipate customer needs, and to enable us to introduce new products over the next few years that will continue to address our existing and adjacent market sectors.

Our research and development is conducted by teams dedicated to particular projects. Our domestic research and development efforts are primarily located at our headquarters in Bedford, Massachusetts and our special projects engineering offices in San Luis Obispo and Pasadena, California.

Our research and development efforts for our next-generation products are supported by a variety of sources. Our next-generation defense products are predominately supported by U.S. governmental research organizations. Government funding is provided to further the development of robot technologies with the expectation that if the projects result in the development of technically viable prototypes, the government will purchase multiple production units for future use in the field. The government funding that we receive allows us to accelerate the development of multiple technologies. While the U.S. government retains certain rights to military projects that it has funded, such as the right to use inventions and disclose technical data relating to those projects without constraining the recipient's use of that data, we retain ownership of patents and know-how and are generally free to develop other commercial products, both consumer and industrial, utilizing the technologies developed during these projects. The rights which the government retains, however, may allow it to provide use of patent rights and know-how to others, and some of the know-how might be used by these third parties for their own development of consumer and industrial products. Similarly, expertise developed while designing consumer products is used in designing products for defense and security applications. We also work with strategic collaborators to develop industry-specific technologies.

Competition

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. We believe that a number of established companies have developed or are developing robots that will compete directly with our product offerings, and many of our competitors have significantly more financial and other resources than we possess.

Our competitors include developers of robot floor cleaning products, developers of small unmanned ground vehicles and established government contractors working on unmanned systems.

While we believe many of our customers purchase our Roomba floor vacuuming robots, Mint floor cleaning and Scooba floor washing robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners and wet floor cleaning methods, we do compete in some cases with providers of traditional cleaning products.

We believe that the principal competitive factors in the market for robots include product features, performance for the intended mission, cost of purchase, total cost of system operation, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot provide assurance that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the intellectual skills of our employees and the ability of our employees to continue to innovate. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of December 29, 2012, we held 164 U.S. patents, 132 foreign patents, additional design registrations, and more than 300 patent applications pending worldwide. Our U.S. patents will begin to expire in 2019. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances and due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.

Our registered U.S. trademarks include iRobot, Roomba, Scooba, Mint, ViPR, NorthStar, iRobot Dirt Dog, Create, PackBot, FirstLook, iAdapt, FasTac, Aware, Home Base, Looj, Verro, Virtual Wall, and Warrior. Our marks iRobot, Roomba, Scooba, and certain other trademarks, have also been registered in selected foreign countries.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past communications from third parties relating to technologies used in our various robot products that have alleged infringement of patents or violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties' rights. Although there have been no additional actions or communications with respect to these allegations, we cannot assure you that we will not receive further correspondence from these parties, or not be subject to additional allegations of infringement from others. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Regulations

We are subject to various government regulations, including various U.S. federal government regulations as a contractor and subcontractor to the U.S. federal government. Among the most significant U.S. federal government regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantages;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

We also need special security clearances to continue working on and advancing certain of our projects with the U.S. federal government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the United States. There may need to be a review under the Exon-Florio provisions of the Defense Production Act. Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

In addition, the export from the United States of many of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, as amended, and its implementing Regulations as kept in force by the International Emergency Economic Powers Act of 1977, as amended. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing Regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.

Our business may require the compliance with state or local laws designed to limit the uses of personal user information gathered online or require online services to establish privacy policies.

Defense and Security Product Backlog

Our defense and security product backlog consists of written orders or contracts to purchase our products received from our defense and security customers. Total backlog of product sales to defense and security customers, which includes federal, state, local and foreign governments, and non-government customers, as of December 29, 2012 and December 31, 2011 amounted to approximately $11.4 million and $7.6 million, respectively. Our funded research and development contracts may be cancelled or delayed at any time without significant, if any, penalty. As a result, we believe that backlog with respect to our funded research and development is not meaningful. There can be no assurance that any of our backlog will result in revenue.

Employees

As of December 29, 2012, we had 534 full-time employees located in the United States and abroad, of whom 234 are in research and development, 94 are in operations, 82 are in sales and marketing and 124 are in general and administration. We believe that we have a good relationship with our employees.

Available Information

We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. We conduct operations and maintain a number of subsidiaries in the United States and abroad, including operations in Hong Kong, the United Kingdom and China. We also maintain iRobot Securities Corporation, a Massachusetts securities corporation, to invest our cash balances on a short-term basis. Our website address is www.irobot.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the investor relations page of our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of the risks which may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

Risks Related to Our Business

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for consumer robots will increase, if at all. Moreover, there are only a limited number of programs under which the U.S. federal government is currently funding the development or purchase of defense robots. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

- generate sufficient revenue and gross margin to maintain profitability;
- acquire and maintain market share in our consumer and defense markets;
- attract and retain customers of our consumer robots;
- develop and renew government contracts for our defense and security robots;
- attract and retain additional engineers and other highly-qualified personnel;
- expand our product offerings beyond our existing robots; and
- adapt to new or changing policies and spending priorities of governments and government agencies.

If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter in the future. These fluctuations may be due to numerous factors including:

- the size and timing of orders from military and other government agencies;
- the size, timing and mix of orders from retail stores and international distributors for our home care robots;
- the mix of products that we sell in the period;
- disruption of supply of our products from our manufacturers;
- seasonality in the sales of our military and consumer products;
- the inability to attract and retain qualified, revenue-generating personnel;
- unanticipated costs incurred in the introduction of new products;
- costs and availability of labor and raw materials;
- costs of freight;
- changes in our rate of returns for our consumer products;
- our ability to introduce new products and enhancements to our existing products on a timely basis;
- warranty costs associated with our consumer products;
- the amount of government funding and the political, budgetary and purchasing constraints of our government agency customers; and
- cancellations, delays or contract amendments by government agency customers.

We cannot be certain that our revenues will grow at rates that will allow us to maintain profitability during every fiscal quarter, or even every fiscal year. We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. A significant portion of our operating expenses, such as research and development expenses, certain marketing and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter are below our expectations, we might not be able to reduce operating expenses for that quarter and, therefore, we would not be able to reduce our operating expenses for the fiscal year. Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Global economic conditions and any associated impact on consumer spending could have a material adverse effect on our business, results of operations and financial condition.

Continued economic uncertainty and reductions in consumer spending, particularly in certain international markets such as the European Union, may result in reductions in sales of our consumer robots. Additionally, disruptions in credit markets may materially limit consumer credit availability and restrict credit availability of our retail customers, which would also impact purchases of our consumer robots. Any reduction in sales of our consumer robots, resulting from reductions in consumer spending or continued disruption in the availability of credit to retailers or consumers, could materially and adversely affect our business, results of operations and financial condition.

A significant portion of our business currently depends on our consumer robots, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current consumer robots or develop new consumer robots at competitive prices or in a timely manner, or if the consumer robot market does not achieve broad market acceptance.

For the years ended December 29, 2012 and December 31, 2011, we derived 81.8% and 59.8% of our total revenue from our consumer robots, respectively. For the foreseeable future, we expect that a significant portion of our revenue will be derived from sales of consumer robots in general and home floor care products in particular. Accordingly, our future success depends upon our ability to further penetrate the consumer home care market, to enhance our current consumer products and develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involve time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced robots, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results.

Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

We depend on the U.S. federal government for a significant portion of our revenue, and any unexpected reduction in the amount of business that we do with the U.S. federal government would negatively impact our operating results and financial condition.

For the years ended December 29, 2012 and December 31, 2011, we derived 15.1% and 36.1% of our total revenue, respectively, directly or indirectly, from the U.S. federal government and its agencies. Reduction in the amount of revenue that we derive from a limited number of U.S. federal government agencies without an offsetting increase in new sales to other customers would have a material adverse effect on our operating results. U.S. Government programs in which we participate, or in which we may seek to participate in the future, must compete with other programs for consideration during our nation's budget formulation and appropriation processes, and are and will continue to be affected by changes in general economic conditions or the status of international conflicts. Budget decisions made in this environment may have long-term consequences for our size and structure and that of the defense industry. It is possible that one or more of our programs will be reduced, extended, or terminated. Reductions in our existing programs, unless offset by other programs and opportunities, could adversely affect our ability to grow our sales and profitability.

Specifically, the defense industry in which we operate is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States, which represents a significant portion of world-wide defense expenditures. In prior years, the war on terror increased the level of equipment expenditures by the U.S. armed forces; however, this level of spending does not appear to be sustainable in light of government spending priorities by the U.S. and the continued winding down of U.S. armed forces operations in Iraq and Afghanistan. In addition, as a result of the failure of the Joint Select Committee on Deficit Reduction (Super Committee) to agree on a deficit reduction plan, mandatory reductions in defense may be required under the Budget Control Act of 2011. The extent and scope of these cuts is difficult to assess at this time. Any decrease in demand for new equipment or use of existing equipment will likely result in a decrease in demand of our products and services, and correspondingly, our revenues, thereby adversely affecting our business, financial condition and results of operations.

Our participation in specific major U.S. federal government programs is critical to both the development and sale of our defense robots. For example, in the years ended December 29, 2012 and December 31, 2011, 71.0% and 63.2% of our total contract revenue was derived from our participation in the U.S. Army's BCTM program, respectively. The BCTM program was terminated in 2011 and additional work related to this program is currently funded through April 2013. Future sales of our military robots will depend largely on our ability to secure contracts with the U.S. military under its robot programs. We expect that there will continue to be only a limited number of programs under which U.S. federal government agencies will seek to fund the development of, or purchase, robots. Moreover, it is difficult to predict the timing of the award of government contracts and our revenue could fluctuate significantly based on the timing of any such awards.

Even if we continue to receive funding for research and development under these contracts, there can be no assurance that we will successfully complete the development of robots pursuant to these contracts or that, if successfully developed, the U.S. federal government or any other customer will purchase these robots from us. The U.S. federal government has the right when it contracts to use the technology developed by us to have robots supplied by third parties. Any failure by us to complete the development of these robots, or to achieve successful sales of these robots, would harm our business and results of operations. Our business and results of operations could be negatively affected by significant changes in the policies and spending priorities of governments and government agencies, and could result in restructuring charges related to workforce reductions, excess and obsolete inventory, impairment of asset values or other charges. Many of our government customers are subject to stringent budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies.

Our contracts with the U.S. federal government contain certain provisions that may be unfavorable to us and subject us to government audits, which could materially harm our business and results of operations.

Our contracts and subcontracts with the U.S. federal government subject us to certain risks and give the U.S. federal government rights and remedies not typically found in commercial contracts, including rights that allow the U.S. federal government to:

- terminate contracts for convenience, in whole or in part, at any time and for any reason;
- reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- exercise production priorities, which allow it to require that we accept government purchase orders or produce products under its contracts before we produce products under other contracts, which may displace or delay production of more profitable orders;
- claim certain rights in products provided by us; and
- control or prohibit the export of certain of our products.

Several of our prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

In addition, we are subject to audits by the U.S. federal government as part of routine audits of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of our costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the government.

If any of the foregoing were to occur, or if the U.S. federal government otherwise ceased doing business with us or decreased the amount of business with us, our business and operating results could be materially harmed and the value of your investment in our common stock could be impaired.

Some of our contracts with the U.S. federal government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. federal government rights to use, or have others use, patented inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient in how that data is used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish additional sources for the products we provide that stem from these contracts. It may also allow the government the ability to negotiate with us to reduce our prices for products we provide to it. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us in the commercial sector.

We depend on single source manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements.

We currently depend largely on several single source contract manufacturers, for the manufacture of our various families of home care and defense products. All contract manufacturers for our home robots are located in China. These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained or volume transferred to an alternative manufacturing partner, each of which is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing arrangements on acceptable terms or in a timely manner.

Our reliance on these contract manufacturers involves certain risks, including the following:

- lack of direct control over production capacity and delivery schedules;
- lack of direct control over quality assurance, manufacturing yields and production costs;
- lack of enforceable contractual provisions over the production and costs of consumer products;
- risk of loss of inventory while in transit;
- risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability; and
- our attempts to add additional manufacturing resources may be significantly delayed and thereby create disruptions in production of our products.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, while our contract obligations with our contract manufacturers in China are typically denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices.

Any efforts to expand our product offerings beyond our current markets may not succeed, which could negatively impact our operating results.

We have focused on selling our robots in the home floor care and defense markets. We plan to expand into other markets. Efforts to expand our product offerings beyond the markets that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

If we fail to maintain or increase consumer robot sales through our distribution channels, our operating results would be negatively impacted.

We do not have long-term contracts regarding purchase volumes with any of our retail partners. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time by our retail partners. A decision by a major retail partner, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly damage our consumer product sales and negatively impact our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our partners, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail partner relationship with us or in a retail partner's financial position could cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to that partner's receivables or limit our ability to collect amounts related to previous purchases by that partner, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also decrease our home care robot sales.

We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

We believe that a number of companies have developed or are developing robots that will compete directly with our product offerings. Additionally, large and small companies, government-sponsored laboratories and universities are aggressively pursuing contracts for robot-focused research and development. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. Moreover, while we believe many of our customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners; we also compete in some cases with providers of traditional vacuum cleaners. Our competitors include developers of robot floor cleaning products, developers of small unmanned ground vehicles, and established government contractors working on unmanned systems.

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support.

In the event that the robot market expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

If critical components of our products that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We and our outsourced manufacturers obtain hardware components, various subsystems, raw materials and batteries from a limited group of suppliers, some of which are sole suppliers. We do not have any long-term agreements with these suppliers obligating them to continue to sell components or products to us. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross margin and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, mandatory or voluntary recall or product upgrades, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that it receives from third-party suppliers as well as our quality control procedures relating to its products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall, could be substantial and could reduce our operating margins. Moreover, because military robots are used in dangerous situations, the failure or malfunction of any of these robots, including our own, could significantly damage our reputation and support for robot solutions in general. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

If we are unable to attract and retain additional skilled personnel, we may be unable to grow our business.

To execute our growth plan, we must attract and retain additional, highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors, or we, may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Some of our contracts with the U.S. federal government allow the federal government to disclose technical data regarding the products developed on behalf of the government under the contract without constraining the recipient on how it is used. This ability of the government creates the potential that third parties may be able to use this data to compete with us in the commercial sector. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. We may be required to expend significant resources to monitor and protect our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition develops. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.

Our success depends upon the continued services of our senior management team and key technical employees, such as our project management personnel and senior engineers. Moreover, we often must comply with provisions in government contracts that require employment of persons with specified levels of education and work experience. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

We are subject to extensive U.S. federal government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor and subcontractor to the U.S. federal government, we are subject to and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Among the most significant regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment;
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data;
- Certain contracts from the U.S. federal government may require us to maintain certain certifications including but not limited to AS9100 and CMMI;
- Contractor Purchasing Systems review (CPSR) requirements, which evaluate the efficiency and effectiveness with which we spend U.S. Government funds; and
- The sale of our products in countries outside the United States is regulated by the governments of those countries. While compliance with such regulation will generally be undertaken by our international distributors, we may assist with such compliance and in certain cases may be liable if a distributor fails to comply.

We must comply with U.S. laws regulating the export of our products. In addition, we are required to obtain a license from the U.S. federal government to export our PackBot, Warrior, FirstLook and SUGV lines of tactical military robots. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons. Moreover, the export regimes and the governing policies applicable to our business are subject to change. We cannot assure you of the extent that such export authorizations will be available to us, if at all, in the future. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations in a timely manner or at all, we would be delayed or prevented from selling our products in international jurisdictions, which could materially harm our business, operating results and ability to generate revenue.

Also, we need special clearances to continue working on and advancing certain of our projects with the U.S. federal government. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which would harm our business, financial condition and results of operations.

Acquisitions and potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we have in the past acquired, and we intend to continue to consider additional acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. For example, in October 2012, we acquired Evolution Robotics, Inc. Acquisitions and combinations are accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Any inability to integrate completed acquisitions or combinations in an efficient and timely manner could have an adverse impact on our results of operations. In addition, we may not be able to recognize any expected synergies or benefits in connection with a future acquisition or combination. If we are not successful in completing acquisitions or combinations that we may pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. In addition, future acquisitions could require use of substantial portions of our available cash or result in dilutive issuances of securities.

In addition, charges to earnings as a result of acquisitions may adversely affect our operating results in the foreseeable future, which could have a material and adverse effect on the market value of our common stock. In particular we have allocated the cost of acquiring businesses to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges and adversely affect our operating results and may adversely affect our cash flows:

- costs incurred to combine the operations of businesses we acquire, such as transitional employee expenses and employee retention, redeployment or relocation expenses;
- impairment of goodwill or intangible assets;
- amortization of intangible assets acquired;
- a reduction in the useful lives of intangible assets acquired;
- identification of or changes to assumed contingent liabilities, both income tax and non-income tax related after our final determination of the amounts for these contingencies or the conclusion of the measurement period (generally up to one year from the acquisition date), whichever comes first;
- charges to our operating results to eliminate certain duplicative pre-merger activities, to restructure our operations or to reduce our cost structure;
- charges to our operating results resulting from expenses incurred to effect the acquisition; and
- charges to our operating results due to the expensing of certain stock awards assumed in an acquisition.

We may fail to realize anticipated benefits from our acquisition of Evolution Robotics.

The success of our acquisition of Evolution Robotics will depend, in part, on our ability to realize the anticipated synergies, business opportunities and growth prospects from combining our business with that of Evolution Robotics. We may never realize these anticipated synergies, business opportunities and growth prospects. Assumptions underlying estimated benefits may be inaccurate and general industry and business conditions might deteriorate. Our management might have its attention diverted while trying to integrate operations and corporate and administrative infrastructures from the Evolution Robotics architecture into the correlative iRobot systems. If any of these factors limit our ability to integrate Evolution Robotics into our operations successfully or on a timely basis, the expectations of future results of operations, including synergies and other benefits expected to result from the Evolution Robotics acquisition, might not be met.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that our current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes. We operate in an emerging market, however, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. In such cases we may need additional financing to execute on our current or future business strategies. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited. In addition, our access to credit through our working capital line of credit may be limited by the restrictive financial covenants contained in that agreement, which require us to maintain profitability.

Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to legal and regulatory requirements relating to our products. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various European and Far East markets, and Canada. For the fiscal years ended December 29, 2012 and December 31, 2011, sales to non-U.S. customers accounted for 57.3% and 45.5% of total revenue, respectively. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in multiple countries;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;
- fewer legal protections for intellectual property;
- foreign and U.S. taxation issues, tariffs, and international trade barriers;
- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;
- potential fluctuations in foreign economies;
- government currency control and restrictions on repatriation of earnings;
- fluctuations in the value of foreign currencies and interest rates;
- general economic and political conditions in the markets in which we operate;
- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future;
- changes in foreign currency exchange rates;
- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future; and
- outside of the United States, we primarily rely on a network of exclusive distributors, some of whom may be operating without written contracts.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

If we experience a disaster or other business continuity problem, we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

If we experience a local or regional disaster or other business continuity problem, such as an earthquake, terrorist attack, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. As we grow our operations in new geographic regions, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks increases.

If we suffer any data breaches involving the designs, schematics or source code for our products, our business and financial results could be adversely affected.

We attempt to securely store our designs, schematics and source code for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which this sensitive data is stored could lead to damage or piracy of our products. In addition, we work with e-commerce providers who hold significant sensitive customer data. If we or our partners are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could materially and adversely affect our business and financial results.

The effects of new regulations relating to conflict minerals may adversely affect our business.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. We will have to diligence whether such minerals are used in the manufacture of our products. However, the implementation of these new requirements could adversely affect the sourcing, availability and pricing of such minerals if they are found to be used in the manufacture of our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. The first report is due on May 31, 2014 for the 2013 calendar year. Recently, the U.S. Chamber of Commerce, the National Association of Manufacturers and the Business Roundtable filed a petition challenging the adoption of the rules by the SEC. It is presently unclear if this challenge will delay the effectiveness of the rule.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.

From time to time, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other taxes. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance it is possible that the final tax authority will take a tax position that is materially different than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

The realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law. Due to significant estimates utilized in establishing a valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record a valuation allowance in future reporting periods. Our results of operations would be impacted negatively if we determine that a deferred tax asset valuation allowance is required in a future reporting period.

Provisions in our certificate of incorporation and by-laws, our shareholder rights agreement or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;
- a classified board of directors so that not all members of our board are elected at one time;
- advance notice requirements for stockholder proposals and nominations;
- the inability of stockholders to act by written consent or to call special meetings;
- the ability of our board of directors to make, alter or repeal our by-laws; and
- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

We have also adopted a shareholder rights agreement that entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires or announces its intention to acquire 15% or more of our outstanding common stock.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our corporate headquarters are located in Bedford, Massachusetts, where we lease approximately 183,000 square feet. This lease expires on May 1, 2020. We lease smaller facilities in Burlington, Massachusetts; Durham, North Carolina, Hong Kong; Guangzhou, China; London, England; San Luis Obispo, California; and Pasadena, California. We do not own any real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time and in the ordinary course of business, we are subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

PART II

ITEM 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

Our common stock is listed on the NASDAQ Global Market under the symbol "IRBT". The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the NASDAQ Global Market.

	High	Low
Fiscal 2011:		
First quarter	$ 33.68	$ 23.86
Second quarter	$ 39.00	$ 29.46
Third quarter	$ 37.98	$ 23.17
Fourth quarter	$ 35.99	$ 22.46
Fiscal 2012:		
First quarter	$ 38.33	$ 24.40
Second quarter	$ 27.40	$ 19.46
Third quarter	$ 27.16	$ 19.09
Fourth quarter	$ 24.26	$ 16.25

As of February 11, 2013, there were approximately 27,872,850 shares of our common stock outstanding held by approximately 121 stockholders of record and the last reported sale price of our common stock on the NASDAQ Global Market on February 11, 2013 was $20.78 per share.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

The following table sets forth the repurchases of our equity securities during the three months ended December 29, 2012 by or on behalf of us or any affiliated purchaser:

Period	(a) Total number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Fiscal month beginning September 30, 2012 and ended October 27, 2012	299 (1)	$ 22.99 (2)	—	—
Fiscal month beginning October 29, 2012 and ended November 24, 2012	—	$ —	—	—
Fiscal month beginning November 25, 2012 and ended December 29, 2012	—	$ —	—	—
Total	299 (1)	$ 22.99 (3)	—	—

(1) Represents shares of our common stock withheld by us to satisfy the minimum tax withholding obligation in connection with the vesting of restricted stock units held by executive officers.

(2) The amount represents the last reported sale price of our common stock on the NASDAQ Global Market on the applicable vesting date.

(3) The amount represents the weighted average sale price of all shares of our common stock repurchased during the three months ended December 29, 2012.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected historical financial data set forth below as of December 29, 2012 and December 31, 2011 and for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 are derived from financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Consolidated balance sheets as of December 29, 2012 and December 31, 2011 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 29, 2012 and notes thereto appear elsewhere in this Annual Report on Form 10-K. The selected historical financial data as of January 1, 2011, January 2, 2010 and December 27, 2008 and for the years ended January 2, 2010 and December 27, 2008 are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP and which are not included elsewhere in this Annual Report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended				
	December 29, 2012	**December 31, 2011**	**January 1, 2011**	**January 2, 2010**	**December 27, 2008**
	(In thousands, except earnings per share amounts)				
Consolidated Statements of Income:					
Revenue					
Product revenue	$ 418,550	$ 426,525	$ 360,394	$ 262,199	$ 281,187
Contract revenue	17,694	38,975	40,558	36,418	26,434
Total revenue	436,244	465,500	400,952	298,617	307,621
Cost of revenue					
Cost of product revenue	239,745	246,905	228,403	176,631	190,250
Cost of contract revenue	16,783	26,477	27,117	30,790	23,900
Total cost of revenue	256,528	273,382	255,520	207,421	214,150
Gross Margin	179,716	192,118	145,432	91,196	93,471
Operating Expenses					
Research and development	37,215	36,498	24,809	14,747	17,566
Selling and marketing	71,631	58,544	50,535	40,902	46,866
General and administrative	45,698	43,753	36,618	30,110	28,840
Total operating expenses	154,544	138,795	111,962	85,759	93,272
Operating Income	25,172	53,323	33,470	5,437	199
Net Income	$ 17,297	$ 40,191	$ 25,514	$ 3,330	$ 756
Net Income Per Common Share Basic	$ 0.63	$ 1.50	$ 1.00	$ 0.13	$ 0.03
Diluted	$ 0.61	$ 1.44	$ 0.96	$ 0.13	$ 0.03
Shares Used in Per Common Share Calculations					
Basic	27,577	26,712	25,394	24,998	24,654
Diluted	28,301	27,924	26,468	25,640	25,533

	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	December 27, 2008
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 126,770	$ 166,308	$ 108,383	$ 71,856	$ 40,852
Short term investments	12,430	17,811	13,928	4,959	—
Total assets	356,796	332,213	254,331	199,584	163,678
Total liabilities	80,979	89,255	79,424	66,390	44,002
Total stockholders' equity	275,817	242,958	174,907	133,194	119,676

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to statements concerning new product sales, product development and offerings, Roomba, Scooba, Looj, Mint and Verro products, PackBot tactical military robots, the Small Unmanned Ground Vehicle, Ava, our home robots and defense and security robots business units, our competition, our strategy, our market position, market acceptance of our products, seasonal factors, revenue recognition, our profits, growth of our revenues, product life cycle revenue, composition of our revenues, our cost of revenues, units shipped, average selling prices, funding of our defense and security robot development programs, operating expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, and compensation costs, our projected income tax rate, our credit and letter of credit facilities, our valuations of investments, valuation and composition of our stock-based awards, and liquidity, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

Overview

iRobot designs and builds robots that make a difference. For over 20 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot, Scooba floor washing robot and Mint floor sweeping robot perform time-consuming domestic chores in the home, while our Looj gutter cleaning robot and Verro pool cleaning robot perform tasks outside the home. Our PackBot and Small Unmanned Ground Vehicle (SUGV) tactical ground military robots perform battlefield reconnaissance and bomb disposal. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and through our on-line store, and to the U.S. military and other government agencies worldwide. We maintain certifications for AS9100 for certain programs within our defense and security business unit.

As of December 29, 2012, we had 534 full-time employees. We have developed expertise in the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team's experience in defense and consumer markets, positions us to capitalize on the expected growth in the market for robots.

Although we have successfully launched consumer and defense and security products, our continued success depends upon our ability to respond to a number of future challenges. We believe the most significant of these challenges include increasing competition in the markets for both our consumer and defense and security products, our ability to obtain U.S. federal government funding for research and development programs, and our ability to successfully develop and introduce products and product enhancements.

Our total revenue for 2012 was $436.2 million, which represents a 6% decrease from 2011 revenue of $465.5 million. Revenue for 2012 in our home robots business increased $78.2 million compared to 2011 and represented 82% of our total 2012 revenue compared to 60% in 2011. The increase in home robots revenue was the result of growth in both domestic and international markets. Revenue for 2012 in our defense and security business decreased by $107.5 million compared to 2011 as a direct result of troop withdrawals in Afghanistan, program cancellations and ongoing budget reductions within the U.S. government. We anticipate that our business performance over the next few years will be primarily driven by our rapidly growing home technology business and expect that our home robots revenue will comprise approximately 90% of our total revenue in the near term.

During 2012, we recorded favorable adjustments to our home robots business revenue resulting from reductions to our defective returns provision that were directly attributable to lower defective returns experience and contractual modifications limiting our defective returns liability with certain customers. We also recorded favorable adjustments to our cost of product revenue relating to reductions in our international warranty accrual for our home robots business that were directly attributable to declining warranty cost experience. Both the lower defective returns and warranty cost experience are related to our sustained improvements in product quality for which we expect to receive continuing benefits in the foreseeable future. Offsetting these favorable adjustments were increases to our product cost of revenue resulting from reserves established for excess inventory caused by the significant reduction in sales in our defense and security business during the year. Additionally, we recorded restructuring charges during 2012 associated with the write-off of certain assets and the recording of severance related costs, the majority of which related to a realignment of our cost structure due to the decline in our defense and security business. Additionally, we closed our North Carolina office, where our Maritime business formerly operated, and moved the research component of that business to our Bedford, Massachusetts location. The net impact of these adjustments was an increase to our 2012 net income and earnings per share of approximately $6.6 million and $0.23, respectively.

On October 1, 2012, we acquired privately-held Evolution Robotics, Inc., the developer of Mint and Mint Plus automatic floor cleaning robots based in Pasadena, California, for approximately $74.5 million, net of cash received. Our 2012 net income and earnings per share were negatively impacted by $4.7 million and $0.17, respectively, as a result of the inclusion of Evolution Robotics operations as of the October 1, 2012 acquisition date. We currently expect the Evolution Robotics operations to have a dilutive effect on our earnings through the third quarter of 2013 and to become accretive beginning in the fourth quarter of 2013.

Revenue

We currently derive revenue from product sales, government research and development contracts, and commercial research and development contracts. Product revenue is derived from the sale of our various home cleaning robots and defense and security robots and related accessories. Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other governments and a small number of other partners. In the future, we expect to derive increasing revenue from product maintenance and support services due to a focused effort to market these services to the expanding installed base of our robots.

We currently derive a majority of our product revenue from the sale of our home cleaning robots, and to a lesser extent, our PackBot and SUGV tactical military robots. For the fiscal years ended December 29, 2012 and December 31, 2011, product revenues accounted for 95.9% and 91.6% of total revenue, respectively. For the fiscal years ended December 29, 2012 and December 31, 2011, our funded research and development contracts accounted for approximately 4.1% and 8.4% of our total revenue, respectively. We expect to continue to perform funded research and development work with the intent of leveraging the technology developed to advance our new product development efforts. In the future, based on changes in operational needs from the U.S. armed forces, and significant pressures on U.S. spending levels, we anticipate that revenue from product sales to the U.S. armed forces will decrease in the near term. In addition, we expect that revenue from funded research and development contracts could decrease on an absolute dollar basis.

For the fiscal years ended December 29, 2012 and December 31, 2011, approximately 75.4% and 74.0%, respectively, of our home robot product revenue resulted from sales to 15 customers. For fiscal 2012 and fiscal 2011, the customers were comprised of both U.S. retailers and international distributors. Direct-to-consumer revenue generated through our domestic and international on-line stores accounted for 6.3% of our home robot product revenue for the fiscal year ended December 29, 2012 compared to 9.6% in the fiscal year ended December 31, 2011. We typically sell our recently launched products direct on-line, and then subsequently offer these products through other channels of distribution. In addition, 79.5% and 88.4% of defense product revenue, and 95.2% and 95.7% of funded research and development contract revenue, resulted from orders and contracts or subcontracts with the U.S. federal government in the fiscal years ended December 29, 2012 and December 31, 2011, respectively.

For the fiscal years ended December 29, 2012 and December 31, 2011, sales to non-U.S. customers accounted for 57.3% and 45.5% of total revenue, respectively.

Our revenue from product sales is generated through sales to our retail distribution channels, our distributor network and to certain U.S. and foreign governments. We recognize revenue from the sales of home robots under the terms of the customer agreement upon transfer of title and risk of loss to the customer, net of estimated returns, provided that collection is determined to be reasonably assured and no significant obligations remain. During 2012, we recorded favorable adjustments to our home robots business revenue resulting from reductions to our defective returns provision that were directly attributable to lower defective returns experience and contractual modifications limiting our defective returns liability with certain customers.

Revenue from our defense and security robot sales and revenue from funded research and development contracts are occasionally influenced by the September 30 fiscal year-end of the U.S. federal government. In addition, our revenue can be affected by the timing of the release of new products and the size and timing of contract awards from defense and other government agencies. Historically, revenue from consumer product sales has been significantly seasonal, with a majority of our consumer product revenue generated in the second half of the year (in advance of the holiday season). As a result of the growth of our international consumer business, which is less seasonal than our domestic consumer business, our consumer product revenue is currently spread more evenly throughout the year.

Cost of Revenue

Cost of product revenue includes the cost of raw materials and labor that go into the development and manufacture of our products as well as manufacturing overhead costs such as manufacturing engineering, quality assurance, logistics and warranty costs. For the fiscal years ended December 29, 2012 and December 31, 2011, cost of product revenue was 57.3% and 57.9% of total product revenue, respectively. The decrease in cost of product revenue as a percentage of revenue was driven primarily by unfavorable absorption of our overhead expense against lower revenue, restructuring charges, scrap, rework and excess and obsolete inventory costs in our defense and security business unit, offset by a shift in our product mix to higher margin home robot products and favorable adjustments relating to reductions in our international warranty accrual for our home robots business that were directly attributable to declining warranty cost experience. Raw material costs, which are our most significant cost items, can fluctuate materially on a periodic basis, although many components have been historically stable. Additionally, unit costs can vary significantly depending on the mix of products sold. There can be no assurance that our costs of raw materials will not increase. Labor costs also comprise a significant portion of our cost of revenue. We outsource the manufacture of our home robots to contract manufacturers in China. While labor costs in China traditionally have been favorable compared to labor costs elsewhere in the world, including the United States, we believe that labor in China is becoming more scarce. In addition fluctuations in currency exchange rates could increase the cost of labor. Consequently, the labor costs for our home robots could increase in the future.

Cost of contract revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, travel and associated direct material costs. Additionally, we include overhead expenses such as indirect engineering labor, occupancy costs associated with the project resources, engineering tools and supplies and program management expenses. For the fiscal years ended December 29, 2012 and December 31, 2011, cost of contract revenue was 94.9% and 67.9% of total contract revenue, respectively.

Gross Margin

Our gross margin as a percentage of revenue varies according to the mix of product and contract revenue, the mix of products sold, total sales volume, the level of defective product returns, and levels of other product costs such as warranty, scrap, re-work and manufacturing overhead. For the years ended December 29, 2012 and December 31, 2011, gross margin was 41.2% and 41.3% of total revenue, respectively. The decrease in margin was driven primarily by unfavorable absorption of our overhead expense against lower revenue, restructuring charges, scrap, rework and excess and obsolete inventory costs in our defense and security business unit, offset by product mix to higher margin home robot products, favorable adjustments to our return provision due to gradual improvement in returns resulting from sustained investment in product quality, and favorable adjustments relating to reductions in our international warranty accrual for our home robots business that were directly attributable to declining warranty cost experience.

Research and Development Expenses

Research and development expenses consist primarily of:

- salaries and related costs for our engineers;
- costs for high technology components used in product and prototype development; and
- costs of test equipment used during product development.

We have significantly expanded our research and development capabilities and expect to continue to expand these capabilities in the future. We are committed to consistently maintaining the level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer and military markets as well as new markets for robots. We anticipate that research and development expenses will increase in absolute dollars but remain relatively consistent as a percentage of revenue in the foreseeable future.

For the fiscal years ended December 29, 2012 and December 31, 2011, research and development expense was $37.2 million and $36.5 million, or 8.5% and 7.8% of total revenue, respectively.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and other third parties. For the fiscal years ended December 29, 2012 and December 31, 2011, these expenses amounted to $16.8 million and $26.5 million, respectively. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense. For the years ended December 29, 2012 and December 31, 2011, the combined investment in future technologies, classified as cost of revenue and research and development expense, was $54.0 million and $63.0 million, respectively.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries and related costs for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing and other brand-building costs;
- fulfillment costs associated with direct-to-consumer sales through our on-line store;
- customer service costs;
- professional services costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

We anticipate that selling, general and administrative expenses will increase in absolute dollars but remain relatively consistent as a percentage of revenue in the foreseeable future as we continue to build the iRobot brand and also maintain company profitability.

For the fiscal years ended December 29, 2012 and December 31, 2011, selling, general and administrative expense was $117.3 million and $102.3 million, or 26.9% and 22.0% of total revenue, respectively.

Fiscal Periods

We operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, our fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We recognize revenue from sales of consumer products under the terms of the customer agreement upon transfer of title and risk of loss to the customer, which is typically upon the delivery of the product, provided the price is fixed or determinable, collection is determined to be reasonably assured and no significant obligations remain. Sales to domestic resellers are typically subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. Accordingly, we reduce revenue for our estimates of liabilities for these rights of return at the time the related sale is recorded. We establish a provision for sales returns for products sold by domestic resellers directly based on historical return experience and other relevant data. Our international distributor agreements do not currently allow for product returns and, as a result, no reserve for returns is established for this group of customers. We have aggregated and analyzed historical returns from domestic resellers and end users which form the basis of our estimate of future sales returns by resellers or end users. When a right of return exists, the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns from retailers differ significantly from our estimates, such differences could have a material impact on our results of operations for the period in which the actual returns become known. Our returns reserve is calculated as a percentage of gross consumer product revenue. A small increase or decrease in our actual experience of returns could have a material impact on our quarterly and annual results of operations. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. If future trends or our ability to estimate were to change significantly from those experienced in the past, incremental reductions or increases to revenue may result based on this new experience.

Under cost-plus research and development contracts, we recognize revenue based on costs incurred plus a pro-rata portion of the total fixed fee. Costs and estimated gross margins on contracts are recorded as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. We recognize revenue on firm fixed price (FFP) contracts using the percentage-of-completion method. For government product FFP contracts, revenue is recognized as the product is shipped or in accordance with the contract terms. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements and government audit, may result in revisions to costs and income, and are recorded or recognized, as the case may be, in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Accounting for Stock-Based Awards

We recognized $4.6 million of stock-based compensation expense during the fiscal year ended December 29, 2012 for stock options. The unamortized fair value as of December 29, 2012 associated with these grants was $10.8 million with a weighted-average remaining recognition period of 2.54 years.

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact that we have never paid and have no present intention to pay cash dividends. Prior to 2010, the expected term calculation was based upon the simplified method provided under the relevant authoritative guidance. During 2010, we began to rely solely on company specific historical data to calculate the expected term. Given our initial public offering in November 2005 and the resulting short history as a public company, we could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, prior to 2010, we performed an analysis that included company specific historical data combined with data of several peer companies with similar expected option lives to develop expected volatility assumptions. During 2010, we began to rely solely on company specific historical data for purposes of establishing expected volatility.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal year ended December 29, 2012 was $13.23.

During the fiscal year ended December 29, 2012, the Company recognized $6.4 million of stock-based compensation associated with restricted stock units. Unamortized expense associated with restricted stock units at December 29, 2012, was $17.9 million.

We have assumed a forfeiture rate for all stock options, restricted stock awards and restricted stock-based units granted subsequent to the Company's initial filing of its Form S-1 with the SEC. In the future, we will record incremental stock-based compensation expense if the actual forfeiture rates are lower than estimated and will record a recovery of prior stock-based compensation expense if the actual forfeitures are higher than estimated.

Accounting for stock-based awards requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility and expected option lives to value equity-based compensation.

Accounting for Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We monitor the realization of our deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. Our income tax provision and our assessment of the ability to realize our deferred tax assets involve significant judgments and estimates. In fiscal 2012, as part of the accounting for our acquisition of Evolution Robotics, Inc., we recorded a valuation allowance of $2.7 million related to certain state tax attributes of Evolution Robotics, Inc. At December 29, 2012, we have total deferred tax assets of $30.6 million offset by a valuation allowance of $2.7 million.

Warranty

We typically provide a one-year warranty (with the exception of European consumer products which typically have a two-year warranty period and our defense and security spares which typically have a warranty period of less than one year) against defects in materials and workmanship and will either repair the goods, provide replacement products at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based on historical experience by product, at the time we recognize product revenue. Actual results could differ from these estimates, which could cause increases or decreases to our warranty reserves in future periods.

Inventory Valuation

We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross margin if inventory write-downs beyond those initially recorded become necessary. Alternatively, if actual demand and market conditions are more favorable than those we estimated at the time of such a write-down, our gross margin could be favorably impacted in future periods.

Overview of Results of Operations

The following table sets forth our results of operations for the periods shown:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Revenue			
Product revenue	$ 418,550	$ 426,525	$ 360,394
Contract revenue	17,694	38,975	40,558
Total revenue	436,244	465,500	400,952
Cost of Revenue			
Cost of product revenue(1)	239,745	246,905	228,403
Cost of contract revenue(1)	16,783	26,477	27,117
Total cost of revenue	256,528	273,382	255,520
Gross margin	179,716	192,118	145,432
Operating Expenses			
Research and development(1)	37,215	36,498	24,809
Selling and marketing(1)	71,631	58,544	50,535
General and administrative(1)	45,698	43,753	36,618
Total operating expenses	154,544	138,795	111,962
Operating Income	25,172	53,323	33,470
Other Income (Expense), Net	435	218	504
Income Before Income Taxes	25,607	53,541	33,974
Income Tax Expense	8,310	13,350	8,460
Net Income	$ 17,297	$ 40,191	$ 25,514

(1) Stock-based compensation recorded in fiscal 2012, 2011 and 2010 breaks down by expense classification as follows.

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Cost of product revenue	$ 1,187	$ 1,197	$ 1,311
Cost of contract revenue	410	478	446
Research and development	1,195	743	725
Selling and marketing	808	724	1,161
General and administrative	7,383	5,642	4,522

The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Revenue			
Product revenue	95.9%	91.6%	89.9%
Contract revenue	4.1	8.4	10.1
Total revenue	100.0	100.0	100.0
Cost of Revenue			
Cost of product revenue	55.0	53.0	57.0
Cost of contract revenue	3.8	5.7	6.8
Total cost of revenue	58.8	58.7	63.7
Gross margin	41.2	41.3	36.3
Operating Expenses			
Research and development	8.5	7.8	6.2
Selling and marketing	16.4	12.6	12.6
General and administrative	10.5	9.4	9.1
Total operating expenses	35.4	29.8	27.9
Operating Income	5.8	11.5	8.4
Other Income (Expense), Net	0.1	—	0.1
Income Before Income Taxes	5.9	11.5	8.5
Income Tax Expense	1.9	2.9	2.1
Net Income	4.0%	8.6%	6.4%

Comparison of Years Ended December 29, 2012 and December 31, 2011

Revenue

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
	(In thousands)			
Total Revenue	$ 436,244	$ 465,500	$ (29,256)	(6.3)%

Our revenue decreased 6.3% to $436.2 million in fiscal 2012 from $465.5 million in fiscal 2011. Revenue increased approximately $78.2 million, or 28.1%, in our home robots business unit, and decreased $107.5 million, or 57.5%, in our defense and security business unit.

The $78.2 million increase in revenue from our home robots business unit was driven by an 18.2% increase in units shipped and a 7.2% increase in net average selling price. In fiscal 2012, international home robots revenue increased $43.3 million and domestic home robots revenue increased $34.9 million, including $3.8 million in the three month period ended December 29, 2012 related to the newly acquired Mint floor sweeping robot. Total home robots shipped in fiscal 2012 were 1,621,000 units compared to 1,371,000 units in fiscal 2011. The increase in home robots business unit revenue and units shipped was primarily attributable to a 22.1% increase in international sales of our home robots products and a 42.2% increase in domestic sales of our home robots products. The increase in international sales is due primarily to increased demand in our Asian and European markets. The increase in demand was driven by demand for our new Roomba 700 series robot and the introduction of the Roomba 600 series robot, and an increase in marketing programs by us and our international distributors. The increase in domestic sales of our home robots products was primarily attributable to increased sales to domestic retail stores driven by the success of our recent domestic advertising campaign, expanded distribution of our Roomba 700 series robot and the introduction of the Roomba 600 series robot, and favorable adjustments to our return provision due to gradual improvement in returns resulting from sustained investment in product quality. In addition, net average selling prices in the home robots business unit increased due to increased volume of higher priced products including the Roomba 700 series robot, and fewer sales of our lower priced Roomba series.

The $107.5 million decrease in revenue from our defense and security robots business unit was driven by an $81.1 million decrease in defense and security robot revenue, a $21.3 million decrease in recurring contract development revenue generated under research and development contracts, and a $5.1 million decrease in product life cycle revenue (spare parts, accessories). The $81.1 million decrease in defense and security robots revenue was primarily due to a decrease in sales of higher price PackBot and SUGV units in 2012 as compared to 2011. Net average selling price decreased by 38.2% due to product mix primarily attributable to FirstLook units shipped in 2012 which have a lower selling price than the PackBot and SUGV units that comprised a larger portion of the units shipped in 2011. Total defense and security robots shipped in 2012 were 289 units compared to 773 units in 2011. The $21.3 million decrease in recurring contract development revenue generated under research and development contracts was primarily the result of decreases in government funding for our SUGV, Research and Maritime programs. The $5.1 million decrease in product life cycle revenue is due to reduction in spares associated with lower robot sales and a decrease in PackBot upgrades. Continued funding delays for government contracts have reduced our near-term visibility in our defense and security robots business unit and contributed to the decrease in period-over-period revenue in this business unit. We cannot predict with any certainty the extent to which these funding delays will continue.

Cost of Revenue

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
Total cost of revenue	$ 256,528	$ 273,382	$ (16,854)	(6.2)%
As a percentage of total revenue	58.8%	58.7%		

Total cost of revenue decreased to $256.5 million in fiscal 2012, compared to $273.4 million in fiscal 2011. The decrease is primarily due to the 62.6% decrease in defense and security units shipped and the product mix of those units, as well as excess and obsolete inventory costs, offset by the 18.2% increase in home robot units shipped in fiscal 2012 as compared to fiscal 2011, as well as favorable adjustments relating to reductions in our international warranty accrual for our home robots business that were directly attributable to declining warranty cost experience.

Gross Margin

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
Total gross margin	$ 179,716	$ 192,118	$ (12,402)	(6.5)%
As a percentage of total revenue	41.2%	41.3%		

Gross margin decreased $12.4 million, or 6.5%, to $179.7 million (41.2% of revenue) in fiscal 2012 from $192.1 million (41.3% of revenue) in fiscal 2011. The decrease in gross margin as a percentage of revenue was the result of the home robots business unit gross margin increasing 4.3 percentage points offset by the defense and security robots business unit gross margin decreasing 31.5 percentage points. The 4.3 percentage point increase in the home robots business unit is attributable to favorable adjustments to our return provision due to gradual improvement in returns resulting from sustained investment in product quality, changes in customer and product mix to higher margin home robots products including the introduction of our Roomba 700 series and Scooba 230 robots, favorable adjustments relating to reductions in our international warranty accrual for our home robots business that were directly attributable to declining warranty cost experience, and improved leverage of our overhead expense against higher revenue in fiscal 2012 as compared to fiscal 2011. The 31.5 percentage point decrease in the defense and security robots business unit is primarily attributable to unfavorable absorption of our overhead expense against lower revenue, restructuring charges, scrap, rework and excess and obsolete inventory costs in fiscal 2012 as compared to fiscal 2011, and product mix primarily attributable to the lower-margin FirstLook units shipped in fiscal 2012 compared to PackBot and SUGV units shipped in fiscal 2011.

Research and Development

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
Total research and development	$ 37,215	$ 36,498	$ 717	2.0%
As a percentage of total revenue	8.5%	7.8%		

Research and development expenses increased $0.7 million, or 2.0%, to $37.2 million (8.5% of revenue) in fiscal 2012 from $36.5 million (7.8% of revenue) in fiscal 2011. The increase in research and development expenses is primarily due to increases in compensation, contractor, consultants and material associated with internal research and development projects in our home robots business unit partially offset by reduced compensation, contractor, consultants and material expense in our defense and security business unit. The increase in our home robots business unit is primarily the result of increased efforts in the areas of product development, including our efforts associated with the RP-VITA (Remote Presence Virtual + Independent Telemedicine Assistant) product that was jointly developed with, and is sold by, InTouch Technologies, Inc.

In addition to our research and development activities classified as research and development expense, we incur research and development expenses under funded development arrangements with governments and industrial third parties. For fiscal 2012, these expenses amounted to $16.8 million, compared to $26.5 million for fiscal 2011. These expenses have been classified as cost of revenue rather than research and development expense. The combined investment in future technologies, classified as cost of revenue and research and development expense, was $54.0 million for fiscal 2012, compared to $63.0 million for fiscal 2011.

Selling and Marketing

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
Total selling and marketing	$ 71,631	$ 58,544	$ 13,087	22.4%
As a percentage of total revenue	16.4%	12.6%		

Selling and marketing expenses increased by $13.1 million, or 22.4%, to $71.6 million (16.4% of revenue) in fiscal 2012 from $58.5 million (12.6% of revenue) in fiscal 2011. This was driven by an increase in our home robots business unit of $14.0 million primarily attributable to our recent multi-media advertising campaign focused on our domestic market for home robot products, including $3.3 million of selling and marketing expenses in the three-month period ended Decmeber 29, 2012 related to our newly acquired Mint floor sweeping robot, and increases in advertising as part of our continued global marketing and branding efforts, partially offset by a decrease of $0.9 million related to fewer corporate and defense and security business unit marketing activities for fiscal 2012 as compared to fiscal 2011.

General and Administrative

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
General and administrative	$ 45,698	$ 43,753	$ 1,945	4.4%
As a percentage of total revenue	10.5%	9.4%		

General and administrative expenses increased by $1.9 million, or 4.4%, to $45.7 million (10.5% of revenue) in fiscal 2012 from $43.8 million (9.4% of revenue) in fiscal 2011. This increase is primarily attributable to increases in stock-based compensation expense, legal expense primarily attributable to our international expansion and intellectual property prosecution and enforcement, depreciation, compensation and employee benefits expense, partially offset by a decrease in incentive compensation expense in fiscal 2012 as compared to fiscal 2011.

Other Income (Expense), Net

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
Other Income (expense), net	$ 435	$ 218	$ 217	99.5%
As a percentage of total revenue	0.1%	0.0%		

Other income (expense), net, amounted to $0.4 million and $0.2 million for fiscal 2012 and fiscal 2011, respectively, and consisted primarily of interest income partially offset by foreign currency exchange losses resulting from foreign currency exchange rate fluctuations.

Income Tax Provision

	Fiscal Year Ended			
	December 29, 2012	December 31, 2011	Dollar Change	Percent Change
		(In thousands)		
Income tax provision	$ 8,310	$ 13,350	$ (5,040)	(37.8)%
As a percentage of pre-tax income	32.5%	24.9%		

We recorded a tax provision of $8.3 million and $13.4 million for fiscal 2012 and fiscal 2011, respectively. The $8.3 million provision for fiscal 2012 was based upon a 2012 effective income tax rate of 30.3% plus a net tax expense of $0.6 million primarily resulting from the true-up of prior year permanent items. The $13.4 million provision for fiscal 2011 was based upon a 2011 effective income tax rate of 29.7% offset primarily by a net tax benefit of $3.5 million resulting from the completion in the period of a comprehensive evaluation of our research and development credit and domestic manufacturing deductions.

In January 2013, legislation was enacted that included the extension of the research and development tax credit. The legislation retroactively reinstated the research and development tax credit for 2012 and extended it through December 31, 2013. As a result, we expect to record a discrete benefit of approximately $1.8 million related to 2012 in 2013 and an annual benefit of $2.8 million related to 2013.

The increase in the effective tax rate from 29.7% in 2011 to 30.3% in 2012 was primarily due to the expiration of the federal research and development credit, offset by a decrease in state taxes and a higher domestic manufacturing deduction as a percentage of income before taxes in 2012 as compared with 2011.

Comparison of Years Ended December 31, 2011 and January 1, 2011

Revenue

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Total Revenue	$ 465,500	$ 400,952	$ 64,548	16.1%

Our revenue increased 16.1% to $465.5 million in fiscal 2011 from $401.0 million in fiscal 2010. Revenue increased approximately $49.2 million, or 21.5%, in our home robots business unit and $15.3 million, or 8.9%, in our defense and security business unit.

The $49.2 million increase in revenue from our home robots business unit was driven by an 8.0% increase in units shipped and a 13.2% increase in net average selling price. In fiscal 2011, international home robots revenue increased $44.3 million and domestic home robots revenue increased $4.9 million. Total home robots shipped in fiscal 2011 were 1,371,000 units compared to 1,269,000 units in fiscal 2010. The increase in home robots business unit revenue and units shipped was primarily attributable to international sales increasing 29.3% due to increased demand in our European and Asian markets. The increase in demand was driven by demand for our new Roomba 700 series robot, an increase in marketing programs by us and our international distributors and continued efforts to increase international retail outlets for our home robots products across various countries. Domestic retail sales of our home robot products increased 7.9% and domestic direct sales through our website increased 2.3% in fiscal 2011 as compared to fiscal 2010. The increase in domestic retail demand is due in part to our increased and sustained domestic marketing activities which began in the fourth quarter of 2010. The increase in our direct to consumer sales through our website was driven by the introduction of our Roomba 700 series and Scooba 230 robots. Home robots business unit revenue from international sales was 70.3% of total home robots business unit revenue in fiscal 2011 as compared to 66.0% in fiscal 2010. The increase in net average selling prices was primarily driven by customer mix and product mix relating to the introduction of our Roomba 700 series and Scooba 230 robots.

The $15.3 million increase in revenue from our defense and security robots business unit was driven by a $4.5 million increase in product life cycle revenue (spare parts, accessories) and a $12.5 million increase in defense and security robot revenue offset by a $1.6 million decrease in recurring contract development revenue generated under research and development contracts. The $4.5 million increase in product life cycle revenue is the result of a higher installed base of our defense and security robots. The $1.6 million decrease in recurring contract development revenue generated under research and development contracts was primarily the result of decreases in funding and timing of work efforts for our Maritime and Warrior programs. The $12.5 million increase in defense and security robots revenue was primarily due to a 27.7% increase in net average selling prices partially offset by a 11.3% decrease in units shipped in fiscal 2011 as compared to fiscal 2010. The increase in net average selling price was due to product mix primarily attributable to PackBot and SUGV units with a higher selling price shipped in fiscal 2011 as compared to lower priced PackBot FasTac units and lower priced configuration of SUGV units shipped in fiscal 2010. Total defense and security robots shipped in fiscal 2011 were 773 units compared to 871 units in fiscal 2010.

Cost of Revenue

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Total cost of revenue	$ 273,382	$ 255,520	$ 17,862	7.0%
As a percentage of total revenue	58.7%	63.7%		

Total cost of revenue increased to $273.4 million in fiscal 2011, compared to $255.5 million in fiscal 2010. The increase is primarily due to the 8.0% increase in home robot units shipped in fiscal 2011 as compared to fiscal 2010.

Gross Margin

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Total gross margin	$ 192,118	$ 145,432	$ 46,686	32.1%
As a percentage of total revenue	41.3%	36.3%		

Gross margin increased $46.7 million, or 32.1%, to $192.1 million (41.3% of revenue) in fiscal 2011 from $145.4 million (36.3% of revenue) in fiscal 2010. The increase in gross margin as a percentage of revenue was the result of the home robots business unit gross margin increasing 5.2 percentage points and the defense and security robots business unit gross margin increasing 4.3 percentage points. The 5.2 percentage point increase in the home robots business unit is attributable to changes in customer and product mix to higher margin home robots products including the introduction of our Roomba 700 series and Scooba 230 robots, improved leverage of our overhead expense against higher revenue, and lower return provisions and warranty expense in fiscal 2011 as compared to fiscal 2010. The 4.3 percentage point increase in the defense and security robots business unit is primarily due to lower overhead expenses with improved leverage of our overhead expense against higher revenue, lower sustaining engineering expense and lower warranty expense in fiscal 2011 as compared to fiscal 2010.

Research and Development

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Total research and development	$ 36,498	$ 24,809	$ 11,689	47.1%
As a percentage of total revenue	7.8%	6.2%		

Research and development expenses increased by $11.7 million, or 47.1%, to $36.5 million (7.8% of revenue) in fiscal 2011. This was driven by increases in our home robots business unit of $8.8 million, defense and security robots business unit of $1.8 million and other research and development expense of $1.1 million primarily relating to ongoing development of our common software platform. The increase in other research and development expense is due to increases in compensation and benefits, consulting and materials associated with internal research and development projects in both our home robots and defense and security robots business units. The increase in our home robots business unit is primarily the result of our increased efforts in the areas of new product development. The increase in our defense and security robots business unit is the result of our increased efforts in product development relating to our FirstLook, PackBot and Warrior programs.

In addition to our research and development activities classified as research and development expense, we incur research and development expenses under funded development arrangements with governments and industrial third parties. For fiscal 2011, these expenses amounted to $26.5 million, compared to $27.1 million for fiscal 2010. In accordance with generally accepted accounting principles, these expenses have been classified as cost of contract revenue rather than research and development expense. The combined investment in future technologies, classified as cost of revenue and research and development expense, was $63.0 million for fiscal 2011, compared to $51.9 million for fiscal 2010.

Selling and Marketing

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Total selling and marketing	$ 58,544	$ 50,535	$ 8,009	15.8%
As a percentage of total revenue	12.6%	12.6%		

Selling and marketing expenses increased by $8.0 million, or 15.8%, to $58.5 million (12.6% of revenue) in fiscal 2011 from $50.5 million (12.6% of revenue) in fiscal 2010. This was driven by an increase in our home robots business unit of $6.4 million primarily attributable to increases in advertising as part of our continued global marketing and branding efforts, other marketing, compensation, and employee-related expense for fiscal 2011 as compared to fiscal 2010. Selling and marketing expenses in our defense and security robots business unit increased by $1.2 million attributable to an increase in compensation, trade show, depreciation related to demonstration robots and travel expenses in fiscal 2011.

In fiscal 2012, we expect to continue to invest in sales and marketing to increase brand awareness. Accordingly, we anticipate selling and marketing expenses will increase in absolute dollars but remain at the same level or slightly above fiscal 2011 as a percentage of revenue.

General and Administrative

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
General and administrative	$ 43,753	$ 36,618	$ 7,135	19.5%
As a percentage of total revenue	9.4%	9.1%		

General and administrative expenses increased by $7.1 million, or 19.5%, to $43.8 million (9.4% of revenue) in fiscal 2011 from $36.6 million (9.1% of revenue) in fiscal 2010. This increase is primarily attributable to increased compensation and employee benefit expenses related to increased headcount, incentive compensation expense, stock-based compensation expense, enterprise software expense, consulting expense, legal expense primarily attributable to our international expansion and intellectual property prosecution and enforcement, and expenses relating to four robots sent to Japan to explore reactor buildings at the Fukushima Daiichi nuclear plant.

Other Income (Expense), Net

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Other Income (expense), net	$ 218	$ 504	$ (286)	(56.7)%
As a percentage of total revenue	—	0.1%		

Other income (expense), net, amounted to $0.2 million in fiscal 2011 compared to $0.5 million in fiscal 2010. Other income (expense), net, for fiscal 2011 was related to interest income of $1.0 million offset by foreign currency exchange losses of $0.5 million resulting from foreign currency exchange rate fluctuations and other expenses of $0.3 million. Other income (expense), net, for fiscal 2010 was related to interest income of $0.8 million offset by foreign currency exchange losses of $0.3 million resulting from foreign currency exchange rate fluctuations.

Income Tax Provision

	Fiscal Year Ended			
	December 31, 2011	January 1, 2011	Dollar Change	Percent Change
		(In thousands)		
Income tax provision	$ 13,350	$ 8,460	$ 4,890	57.8%
As a percentage of pre-tax income	24.9%	24.9%		

We recorded a tax provision of $13.4 million and $8.5 million for fiscal 2011 and fiscal 2010, respectively. The $13.4 million provision for fiscal 2011 was based upon a 2011 effective income tax rate of 29.7% offset primarily by a net tax benefit of $3.5 million resulting from the completion in the period of a comprehensive evaluation of our research and development credit and domestic manufacturing deductions. The $8.5 million provision for fiscal 2010 was based upon a projected 2010 effective tax rate of 31.5% offset by a $2.3 million one-time benefit associated with the full release of our valuation allowance relating to state deferred tax assets.

The decrease in the projected effective tax rates from 31.5% in 2010 to 29.7% in 2011 was primarily due to higher domestic manufacturing deductions in 2011, partially offset by the release of our valuation allowance relating to state deferred tax assets in fiscal 2010.

Liquidity and Capital Resources

At December 29, 2012, our principal sources of liquidity were cash and cash equivalents totaling $126.8 million, short-term investments of $12.4 million and accounts receivable of $29.4 million.

We manufacture and distribute our products through contract manufacturers and third-party logistics providers. We believe that this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion. Accordingly, our capital spending is generally limited to leasehold improvements, computers, office furniture, product-specific production tooling, internal use software and test equipment. In the fiscal years ended December 29, 2012 and December 31, 2011, we spent $6.8 million and $13.0 million, respectively, on capital equipment.

Our strategy for delivering home robots products to our distributors and retail customers gives us the flexibility to provide container shipments directly to the retailer from China and, alternatively, allows our distributors and retail partners to take possession of product on a domestic basis. Accordingly, our home robots product inventory consists of goods shipped to our third-party logistics providers for the fulfillment of distributor, retail and direct-to-consumer sales. Our inventory of defense and security products consists mostly of components, as finished goods are generally built to order. Our contract manufacturers are also responsible for purchasing and stocking components required for the production of our products, and they typically invoice us when the finished goods are shipped.

The balance of cash, cash equivalents and short-term investments of $139.2 million at December 29, 2012 is primarily the result of our on-going focus on managing working capital. In 2012, we generated $37.9 million of cash from operations and we made investments of $82.4, including $74.5 million for the acquisition of Evolution Robotics, Inc. and $6.0 million for an equity interest in InTouch Technologies, Inc. As of December 29, 2012, we did not have any borrowings outstanding under our working capital line of credit and had $1.5 million in letters of credit outstanding under our revolving letter of credit facility.

Discussion of Cash Flows

Net cash provided by operating activities for the fiscal year ended December 29, 2012 was $37.9 million, a decrease of $17.9 million compared to the $55.7 million of net cash provided by operating activities for the fiscal year ended December 31, 2011. The decrease in net cash provided by operating activities was primarily driven by a decrease in cash of $22.9 million resulting from net income of $17.3 million in 2012 compared to net income of $40.2 million in 2011, as well as a decrease in cash of $18.4 million resulting from a decrease in accounts payable of $8.7 million in fiscal 2012 compared to a $9.7 million increase in accounts payable in fiscal 2011 as a result of normal purchasing and vendor payment activities, and a decrease of $9.9 million resulting from an increase in deferred tax assets of $3.8 million in 2012 compared to a decrease of $6.2 million in 2011, primarily due to the addition of deferred tax assets associated with the acquisition of Evolution Robotics and the net effect of changes in deferred tax assets and liabilities associated with operating assets and liabilities. These decreases were partially offset by an increase in cash of $24.4 million resulting from a decrease in accounts receivable (including unbilled revenue) of $16.7 million in fiscal 2012 compared to an increase of $7.6 million in 2011, primarily due to a decline in fiscal 2012 revenue and a reduction in the 2012 DSO (days sales outstanding) to 28 days from 32 days in 2011, as well as other net increases of $8.9 million due to normal operating activities.

Net cash used in investing activities for the fiscal year ended December 29, 2012 was $82.4 million, representing an increase of $65.2 million compared to the $17.2 million of net cash used in investing activities for the fiscal year ended December 31, 2011. This increase in net cash used in investing activities was primarily driven by the purchase of Evolution

Robotics, Inc. in 2012 for net cash of $74.5 million and an investment of $6.0 million in preferred shares of InTouch Technologies, Inc. in 2012. These increases were partially offset by proceeds from the net sale of investments of $4.9 million in 2012 compared to the net purchase of investments of $4.2 million in 2011, as well as a decrease in purchases of property and equipment of $6.2 million from fiscal 2011 to fiscal 2012 primarily due to a decrease in spending on self-constructed and demonstration assets, leasehold improvements and internal use software.

Net cash provided by financing activities for the fiscal year ended December 29, 2012 was $5.0 million, a decrease of $14.4 million compared to the $19.4 million of net cash provided by financing activities for the fiscal year ended December 31, 2011. The decrease is due primarily to a decrease in proceeds from stock option exercises of $9.1 million and a decrease in the tax benefit associated with excess stock-based compensation deductions of $5.5 million.

Working Capital Facilities

Credit Facility

We have an unsecured revolving credit facility with Bank of America, N.A., which is available to fund working capital and other corporate purposes. As of December 29, 2012, the total amount available for borrowing under our credit facility was $75.0 million and the full amount was available for borrowing. The interest on loans under our credit facility accrues at a rate between LIBOR plus 1% and LIBOR plus 1.5%, based on our ratio of indebtedness to Adjusted EBITDA, and the credit facility termination date is June 30, 2014.

As of December 29, 2012, we had no outstanding borrowings under our working capital line of credit. This credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, our stock, and consolidate or merge with other entities.

In addition, we are required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified consolidated net worth, a minimum ratio of indebtedness to Adjusted EBITDA, and a minimum specified interest coverage ratio.

This credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, our obligations under the credit facility may be accelerated.

As of December 29, 2012, we were in compliance with all covenants under the revolving credit facility.

Letter of Credit Facility

On January 4, 2011, we entered into a revolving letter of credit facility with Bank of America, N.A. The credit facility is available to fund letters of credit on our behalf up to an aggregate outstanding amount of $5 million. We may terminate at any time, subject to proper notice, or from time to time permanently reduce the amount of the credit facility.

We pay a fee on outstanding letters of credit issued under the credit facility at a rate between LIBOR plus 1% and LIBOR plus 1.5% per annum, based on our ratio of indebtedness to Adjusted EBITDA. In addition, we pay a fee equal to 0.25% per annum of the actual daily amount by which the credit facility exceeds the aggregate undrawn amount of all outstanding letters of credit under the credit facility plus the aggregate of all unreimbursed drawings under all letters of credit under the credit facility. The maturity date for letters of credit issued under the credit facility must be no later than seven days prior to June 30, 2014.

As of December 29, 2012, we had letters of credit outstanding of $1.5 million under our revolving letter of credit facility. The credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, its stock, and consolidate or merge with other entities. In addition, we are required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified consolidated net worth, a minimum ratio of indebtedness to Adjusted EBITDA and a minimum specified ratio of EBIT to interest expense.

The credit facility also contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy, and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, the lender may accelerate the obligations under the credit facility.

As of December 29, 2012, we were in compliance with all covenants under the revolving letter of credit facility.

Working Capital and Capital Expenditure Needs

We currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through working capital, funds provided by operating activities and our existing working capital line of credit. We do not currently anticipate significant investment in property, plant and equipment, and we believe that our outsourced approach to manufacturing provides us with flexibility in both managing inventory levels and financing our inventory. We believe our existing cash and cash equivalents, short-term investments, cash provided by operating activities, and funds available through our working capital line of credit will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that existing cash and cash equivalents, short-term investments, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. As part of our business strategy, we may consider additional acquisitions of companies, technologies and products, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our working capital line of credit, leases for office space and minimum contractual obligations for services. The following table describes our commitments to settle contractual obligations in cash as of December 29, 2012:

	Payments Due by Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
			(In thousands)		
Operating leases	$ 3,158	$ 5,657	$ 5,252	$ 5,682	$ 19,749
Minimum contractual payments	554	2,639	—	—	3,193
Other obligations	97	405	—	—	502
Total	$ 3,809	$ 8,701	$ 5,252	$ 5,682	$ 23,444

Our minimum contractual obligations consist of obligations to key component suppliers for our home robots, which payments are incurred in the ordinary course of business. Other obligations consist of advertising agreements for corporate branding.

Off-Balance Sheet Arrangements

As of December 29, 2012, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended guidance on fair value measurement and related disclosures. The new guidance clarifies the concepts applicable for fair value measurement of non-financial assets and requires the disclosure of quantitative information about the unobservable inputs used in a fair value measurement. This guidance will be effective for reporting periods beginning after December 15, 2011, and will be applied prospectively. This updated guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB amended its accounting guidance on the presentation of other comprehensive income (OCI) in an entity's financial statements. The amended guidance eliminates the option to present the components of OCI as part of the statement of changes in shareholders' equity and provides two options for presenting OCI: in a statement included in the income statement or in a separate statement immediately following the income statement. The amendments do not change the guidance for the items that have to be reported in OCI or when an item of OCI has to be moved into net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. This updated guidance did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. The updated guidance gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The amendment is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The updated accounting guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. We elected to adopt the updated guidance in 2011. The adoption of this guidance did not impact our consolidated financial statements.

In February 2013, the FASB issued guidance requiring disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for the Company for annual and interim periods beginning January 1, 2013. The Company will comply with the disclosure requirements of this guidance for the quarter ending March 30, 2013.

From time to time, new accounting pronouncements are issued by FASB that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Exchange Risk

We maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial. Additionally, we accept orders for home robots products in currencies other than the U.S. dollar. We regularly monitor the level of non-U.S. dollar accounts receivable balances to determine if any actions, including possibly entering into foreign currency forward contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations. Our international revenue is primarily denominated in U.S. dollars and therefore any fluctuations in the Euro or any other non-U.S. dollar currencies will have minimal direct impact on our international revenue. However, as the U.S. dollar strengthens or weakens against other currencies, our international distributors may be impacted, which could affect their profitability and our ability to maintain current pricing levels on our international consumer products.

Interest Rate Sensitivity

At December 29, 2012, we had unrestricted cash and cash equivalents of $126.8 million and short term investments of $12.4 million. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the fair market value of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents in a variety of securities, commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of December 29, 2012, all of our cash and cash equivalents were held in demand deposits and money market accounts.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on any outstanding debt instruments, primarily certain borrowings under our working capital line of credit. The advances under the working capital line of credit bear a variable rate of interest determined as a function of the LIBOR rate at the time of the borrowing. At December 29, 2012, we had letters of credit outstanding of $1.5 million under our revolving letter of credit facility.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

iROBOT CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
iRobot Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of iRobot Corporation and its subsidiaries at December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Item 9A, Controls and Procedures, management has excluded Evolution Robotics, Inc. from its assessment of internal control over financial reporting as of December 29, 2012 because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Evolution Robotics, Inc. from our audit of internal control over financial reporting. Evolution Robotics, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 0.9% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 29, 2012.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 15, 2013

iROBOT CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 29, 2012	December 31, 2011
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 126,770	$ 166,308
Short term investments	12,430	17,811
Accounts receivable, net of allowance of $111 and $87 at December 29, 2012 and December 31, 2011, respectively	29,413	43,338
Unbilled revenue	1,196	2,362
Inventory	36,965	31,089
Deferred tax assets	19,266	15,344
Other current assets	11,518	7,928
Total current assets	237,558	284,180
Property and equipment, net	24,953	29,029
Deferred tax assets	8,610	6,127
Goodwill	48,951	7,910
Intangible assets, net	28,224	2,467
Other assets	8,500	2,500
Total assets	$ 356,796	$ 332,213
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 42,515	$ 48,406
Accrued expenses	16,527	17,188
Accrued compensation	11,864	17,879
Deferred revenue and customer advances	6,257	1,527
Total current liabilities	77,163	85,000
Long term liabilities	3,816	4,255
Commitments and contingencies (Note 11):		
Redeemable convertible preferred stock, 5,000,000 shares authorized and no shares issued or outstanding		
Common stock, $0.01 par value, 100,000,000 and 100,000,000 shares authorized and 27,781,659 and 27,216,555 shares issued and outstanding at December 29, 2012 and December 31, 2011, respectively	278	272
Additional paid-in capital	199,903	184,395
Retained earnings	75,437	58,140
Accumulated other comprehensive income	199	151
Total stockholders' equity	275,817	242,958
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 356,796	$ 332,213

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands, except per share amounts)		
Revenue:			
Product revenue	$ 418,550	$ 426,525	$ 360,394
Contract revenue	17,694	38,975	40,558
Total revenue	436,244	465,500	400,952
Cost of revenue:			
Cost of product revenue(1)	239,745	246,905	228,403
Cost of contract revenue(1)	16,783	26,477	27,117
Total cost of revenue	256,528	273,382	255,520
Gross margin	179,716	192,118	145,432
Operating expenses:			
Research and development(1)	37,215	36,498	24,809
Selling and marketing(1)	71,631	58,544	50,535
General and administrative(1)	45,698	43,753	36,618
Total operating expenses	154,544	138,795	111,962
Operating income	25,172	53,323	33,470
Other income (expense), net	435	218	504
Income before income taxes	25,607	53,541	33,974
Income tax expense	8,310	13,350	8,460
Net income	$ 17,297	$ 40,191	$ 25,514
Net income per share			
Basic	$ 0.63	$ 1.50	$ 1.00
Diluted	$ 0.61	$ 1.44	$ 0.96
Number of shares used in per share calculations			
Basic	27,577	26,712	25,394
Diluted	28,301	27,924	26,468

(1) Stock-based compensation recorded in fiscal 2012, 2011 and 2010 breaks down by expense classification as follows:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)		
Cost of product revenue	$ 1,187	$ 1,197	$ 1,311
Cost of contract revenue	410	478	446
Research and development	1,195	743	725
Selling and marketing	808	724	1,161
General and administrative	7,383	5,642	4,522

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Net income, as reported	$ 17,297	$ 40,191	$ 25,514
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on investments, net of tax	48	71	121
Total comprehensive income	$ 17,345	$ 40,262	$ 25,635

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
	Shares	Value					
Balance at January 2, 2010	25,091,619	$ 251	$ 140,613	$ (64)	$ (7,565)	$ (41)	$ 133,194
Issuance of common stock for exercise of stock options	667,462	6	6,584				6,590
Vesting of restricted stock units	101,348	1	(1)				—
Tax benefit of excess stock based compensation deduction			1,475				1,475
Amortization of deferred compensation relating to stock options			8,102	63			8,165
Stock withheld to cover tax withholdings requirements upon vesting of restricted stock units	(15,589)		(284)				(284)
Reversal of deferred compensation related to canceled stock options			(1)	1			—
Unrealized loss on short term investment						121	121
Directors' deferred compensation			132				132
Net income					25,514		25,514
Balance at January 1, 2011	25,844,840	$ 258	$ 156,620	$ —	$ 17,949	$ 80	$ 174,907
Issuance of common stock for exercise of stock options	1,232,721	13	13,388				13,401
Vesting of restricted stock units	167,875	1	(1)				—
Tax benefit of excess stock based compensation deduction			6,370				6,370
Amortization of deferred compensation relating to stock options			8,784				8,784
Stock withheld to cover tax withholdings requirements upon vesting of restricted stock units	(28,881)		(928)				(928)
Unrealized gain on short term investment						71	71
Directors' deferred compensation			162				162
Net income					40,191		40,191
Balance at December 31, 2011	27,216,555	$ 272	$ 184,395	$ —	$ 58,140	$ 151	$ 242,958
Issuance of common stock for exercise of stock options	390,956	4	4,322				4,326
Conversion of deferred compensation	823						
Vesting of restricted stock units	204,053	2	(2)				—
Tax benefit of excess stock based compensation deduction			902				902
Amortization of deferred compensation relating to stock options			10,983				10,983
Stock withheld to cover tax withholdings requirements upon vesting of restricted stock units	(30,728)		(784)				(784)
Unrealized gain on short term investment						48	48
Directors' deferred compensation			87				87
Net income					17,297		17,297
Balance at December 29, 2012	27,781,659	$ 278	$ 199,903	$ —	$ 75,437	$ 199	$ 275,817

See accompanying Notes to Consolidated Financial Statements

Form 10-K

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 17,297	$ 40,191	$ 25,514
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,672	10,312	7,541
Loss on disposal of property and equipment	1,332	599	204
Stock based compensation	10,983	8,784	8,165
Deferred income taxes, net	(3,763)	6,154	(4,998)
Tax benefit of excess stock based compensation deductions	(1,445)	(6,917)	(2,622)
Non-cash director deferred compensation	87	162	132
Changes in operating assets and liabilities — (use) source			
Accounts receivable	15,560	(9,282)	1,115
Unbilled revenue	1,166	1,650	(2,181)
Inventory	(807)	(3,929)	5,246
Other assets	(2,892)	(1,843)	(2,082)
Accounts payable	(8,684)	9,717	8,130
Accrued expenses	(656)	1,421	1,495
Accrued compensation	(6,106)	52	4,302
Deferred revenue	4,730	(2,007)	(374)
Long term liabilities	(613)	671	(430)
Net cash provided by operating activities	37,861	55,735	49,157
Cash flows from investing activities:			
Additions of property and equipment	(6,770)	(13,011)	(12,597)
Change in other assets	(6,000)	—	—
Purchase of Evolution Robotics, Inc., net of cash received	(74,530)	—	—
Purchase of investments	(5,086)	(9,189)	(30,461)
Sales of investments	10,000	5,000	21,500
Net cash used in investing activities	(82,386)	(17,200)	(21,558)
Cash flows from financing activities:			
Income tax withholding payment associated with restricted stock vesting	(784)	(928)	(284)
Proceeds from stock option exercises	4,326	13,401	6,590
Tax benefit of excess stock based compensation deductions	1,445	6,917	2,622
Net cash provided by financing activities	4,987	19,390	8,928
Net increase (decrease) in cash and cash equivalents	(39,538)	57,925	36,527
Cash and cash equivalents, at beginning of period	166,308	108,383	71,856
Cash and cash equivalents, at end of period	$ 126,770	$ 166,308	$ 108,383
Supplemental disclosure of cash flow information			
Cash paid for income taxes	$ 11,663	$ 8,046	$ 17,807

See accompanying Notes to Consolidated Financial Statements

1. Nature of the Business

iRobot Corporation ("iRobot" or the "Company") develops robotics and artificial intelligence technologies and applies these technologies in producing and marketing robots. The majority of the Company's revenue is generated from product sales and defense and security research and development contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of iRobot and its subsidiaries, after elimination of all intercompany accounts and transactions. In addition, certain prior year amounts have been reclassified to conform with the current year presentation. iRobot has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, sales returns, bad debts, warranty claims, inventory reserves, valuation of investments, assumptions used in valuing stock-based compensation instruments and income taxes. The Company bases these estimates on historical and anticipated results, and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

Fiscal Year-End

The Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company's fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash primarily in money market funds or savings accounts of major financial institutions. Accordingly, its cash equivalents are subject to minimal credit and market risk. At December 29, 2012 and December 31, 2011, cash equivalents were comprised of money market funds totaling $88.1 million and $117.2 million, respectively. These cash equivalents are carried at cost, which approximates fair value.

Short Term Investments

The Company's investments are classified as available-for-sale and are recorded at fair value with any unrealized gain or loss recorded as an element of stockholders' equity. The fair value of investments is determined based on quoted market prices at the reporting date for those instruments. As of December 29, 2012 and December 31, 2011, investments consisted of:

	December 29, 2012		December 31, 2011	
	Cost	Fair Market Value	Cost	Fair Market Value
	(In thousands)			
Corporate bonds	$ 12,980	$ 12,430	$ 15,654	$ 15,309
U.S. Government bond	—	—	2,500	2,502
Total short term investments	$ 12,980	$ 12,430	$ 18,154	$ 17,811

As of December 29, 2012, the Company's investments had maturity dates ranging from January 2013 to November 2014.

Revenue Recognition

The Company derives its revenue from product sales, government research and development contracts, and commercial research and development contracts. The Company sells products directly to customers and indirectly through resellers and distributors. The Company recognizes revenue from sales of home robots under the terms of the customer agreement upon transfer of title and risk of loss to the customer, net of estimated returns, provided that collection is determined to be reasonably assured and no significant obligations remain. Sales to domestic resellers are typically subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, the Company reduces revenue for its estimates of liabilities for these rights of return at the time the related sale is recorded. The Company makes an estimate of sales returns for products sold by domestic resellers directly based on historical returns experience and other relevant data. The Company's international distributor agreements do not currently allow for product returns and, as a result, no reserve for returns is established for this group of customers. The Company has aggregated and analyzed historical returns from domestic resellers and end users which form the basis of its estimate of future sales returns by resellers or end users. When a right of return exists, the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns differ significantly from its estimates, such differences could have a material impact on the Company's results of operations for the period in which the returns become known. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates.

Under cost-plus-fixed-fee ("CPFF") type contracts, the Company recognizes revenue based on costs incurred plus a pro rata portion of the total fixed fee. Costs incurred include labor and material that are directly associated with individual CPFF contracts plus indirect overhead and general and administrative type costs based upon billing rates submitted by the Company to the Defense Contract Management Agency ("DCMA"). Annually, the Company submits final indirect billing rates to DCMA based upon actual costs incurred throughout the year. In the situation where the Company's final actual billing rates are greater than the provisional rates currently in effect, the Company records a cumulative revenue adjustment in the period in which the rate differential is collected from the customer. These final billing rates are subject to audit by the Defense Contract Audit Agency ("DCAA"), which can occur several years after the final billing rates are submitted and may result in material adjustments to revenue recognized based on estimated final billing rates. As of December 29, 2012, fiscal years 2007 through 2012 are open for audit by DCAA. In the situation where the Company's anticipated actual billing rates will be lower than the provisional rates currently in effect, the Company records a cumulative revenue adjustment in the period in which the rate differential is identified. Revenue on firm fixed price ("FFP") contracts is recognized using the percentage-of-completion method. For government product FFP contracts, revenue is recognized as the product is shipped or in accordance with the contract terms. Costs and estimated gross margins on contracts are recorded as revenue as work is performed based on the percentage that incurred costs compare to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions, and estimated profitability, including those arising from final contract settlements and government audits, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, a provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables.

Activity related to the allowance for doubtful accounts was as follows:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Balance at beginning of period	$ 87	$ 88	$ 90
Provision	37	—	—
Deduction(*)	(13)	(1)	(2)
Balance at end of period	$ 111	$ 87	$ 88

(*) Deductions related to allowance for doubtful accounts represent amounts written off against the allowance, less recoveries.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out (FIFO) method. The Company maintains a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory.

Activity related to the inventory reserve was as follows:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)		
Balance at beginning of period	$ 2,568	$ 2,836	$ 3,713
Provision	5,101	411	677
Deduction(*)	(1,061)	(679)	(1,554)
Balance at end of period	$ 6,608	$ 2,568	$ 2,836

(*) Deductions related to inventory reserve accounts represent amounts written off against the reserve.

Property and Equipment

Property and equipment are recorded at cost and consist primarily of computer equipment, leasehold improvements, business applications software and machinery. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Life
Computer and research equipment	3 years
Furniture	5
Machinery	2-5
Tooling	2-5
Business applications software	5-7
Capital leases and leasehold improvements	Term of lease

Expenditures for additions, renewals and betterments of plant and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Long-Lived Assets, including Purchased Intangible Assets

The Company periodically evaluates the recoverability of long-lived assets, including other purchased intangible assets whenever events and changes in circumstances, such as reductions in demand or significant economic slowdowns in the industry, indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no impairment charges recorded during any of the periods presented.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The Company evaluates goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) annually or more frequently if the Company believes indicators of impairment exist. In accordance with the guidance, the Company is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step goodwill impairment test is performed.

The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

Research and Development

Costs incurred in the research and development of the Company's products, classified as cost of contract and research and development, are expensed as incurred.

Internal Use Software

The Company capitalizes costs associated with the development and implementation of software for internal use. At December 29, 2012 and December 31, 2011, the Company had $8.3 million and $8.3 million, respectively, of costs related to enterprise-wide software included in fixed assets. Capitalized costs are being amortized over the assets' estimated useful lives. The Company has recorded $1.0 million, $0.9 million and $0.9 million of amortization expense for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At December 29, 2012, three customers accounted for a total of 55% of the Company's accounts receivable balance, each of which was greater than 10% of the balance. Two of the customers accounting for 36% of the Company's accounts receivable balance secured their balance with guaranteed letters of credit. At December 31, 2011 four customers accounted for a total of 63% of the Company's accounts receivable balance, each of which was greater than 10% of the balance. Two of the customers accounting for 29% of the Company's accounts receivable balance secured their balance with guaranteed letters of credit. For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, revenue from U.S. federal government orders, contracts and subcontracts, represented 15.1%, 36.1% and 38.4% of total revenue, respectively. For the fiscal years ended December 29, 2012 and December 31, 2011, the Company generated an aggregate of 30.6% and 23.6%, respectively, of total revenue from its home robots distributor in Japan and a network of affiliated European distributors of its home robots.

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The individual balances, at times, may exceed federally insured limits.

Stock-Based Compensation

The Company accounts for stock-based compensation through recognition of the fair value of the stock-based compensation as a charge against earnings. Stock-based compensation cost for stock options is estimated at the grant date based on each option's fair-value as calculated by the Black-Scholes option-pricing model. Stock-based compensation cost for restricted stock awards and restricted stock units is measured based on the closing fair market value of the Company's common stock on the date of grant. The Company recognizes stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period, net of estimated forfeitures.

Advertising Expense

The Company expenses advertising costs as they are incurred. During the years ended December 29, 2012, December 31, 2011 and January 1, 2011 advertising expense totaled $34.9 million, $20.4 million and $13.8 million, respectively.

Net Income Per Share

The following table presents the calculation of both basic and diluted net income per share:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Net income	$ 17,297	$ 40,191	$ 25,514
Weighted-average shares outstanding	27,577	26,712	25,394
Dilutive effect of employee stock options and restricted shares	724	1,212	1,074
Diluted weighted average shares outstanding	28,301	27,924	26,468
Basic income per share	$ 0.63	$ 1.50	$ 1.00
Diluted income per share	$ 0.61	$ 1.44	$ 0.96

Potentially dilutive securities representing approximately 0.8 million, 0.4 million and 1.0 million shares of common stock for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively, were excluded from the computation of diluted earnings per share for these periods because their effect would have been antidilutive.

Income Taxes

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The statute of limitations for assessment by the IRS and state tax authorities is closed for fiscal years prior to December 31, 2008, although carryforward attributes that were generated prior to fiscal year 2008 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The IRS is currently examining the Company's tax returns for the years 2009 and 2010.

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company monitors the realization of its deferred tax assets based on changes in circumstances, for example recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. The Company's income tax provisions and its assessment of the ability to realize its deferred tax assets involve significant judgments and estimates.

In fiscal 2012, as part of the Company's acquisition accounting for the acquisition of Evolution Robotics, Inc., the Company recorded a valuation allowance of $2.7 million related to certain state tax attributes of Evolution Robotics, Inc. At December 29, 2012, the Company has total deferred tax assets of $30.6 million offset by a valuation allowance of $2.7 million.

Comprehensive Income

Accumulated other comprehensive income includes unrealized gains and losses on certain investments. The differences between net income and comprehensive income were related to unrealized gains (losses) on investments, net of tax.

Fair Value Measurements

The authoritative guidance for fair value establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's assets measured at fair value on a recurring basis at December 29, 2012, were as follows:

Description	Fair Value Measurements as of December 29, 2012		
	Level 1	Level 2	Level 3
	(In thousands)		
Assets:			
Money Market Funds	$ 88,144	$ —	$ —
Corporate bonds	—	12,430	—
Total assets measured at fair value	$ 88,144	$ 12,430	$ —

The bond investments are valued based on observable market values as of the Company's reporting date and are included in Level 2. The bond investments are recorded at fair value and marked-to-market at the end of each reporting period and realized and unrealized gains and losses are included in comprehensive income for that period. The fair value of the Company's bond investments are included in short term investments in its consolidated balance sheet.

The Company's assets measured at fair value on a recurring basis at December 31, 2011, were as follows:

Description	Fair Value Measurements as of December 31, 2011		
	Level 1	Level 2	Level 3
	(In thousands)		
Assets:			
Money Market Funds	$ 117,196	$ —	$ —
U.S. Government bonds	—	2,502	—
Corporate bonds	—	15,309	—
Total assets measured at fair value	$ 117,196	$ 17,811	$ —

The bond investments are valued based on observable market values as of the Company's reporting date and is included in Level 2. The bond investment is recorded at fair value and marked-to-market at the end of each reporting period and realized and unrealized gains and losses are included in comprehensive income for that period. The fair value of the Company's bond investment is included in short term investments in its consolidated balance sheet.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended guidance on fair value measurement and related disclosures. The new guidance clarifies the concepts applicable for fair value measurement of non-financial assets and requires the disclosure of quantitative information about the unobservable inputs used in a fair value measurement. This guidance will be effective for reporting periods beginning after December 15, 2011, and will be applied prospectively. This updated guidance did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB amended its accounting guidance on the presentation of other comprehensive income (OCI) in an entity's financial statements. The amended guidance eliminates the option to present the components of OCI as part of the statement of changes in shareholders' equity and provides two options for presenting OCI: in a statement included in the income statement or in a separate statement immediately following the income statement. The amendments do not change the guidance for the items that have to be reported in OCI or when an item of OCI has to be moved into net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. This updated guidance did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. The updated guidance gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The amendment is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The updated accounting guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected to adopt the updated guidance in 2011. The adoption of this guidance did not impact its consolidated financial statements.

In February 2013, the FASB issued guidance requiring disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for the Company for annual and interim periods beginning January 1, 2013. The Company will comply with the disclosure requirements of this guidance for the quarter ending March 30, 2013.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on its consolidated financial statements upon adoption.

3. Inventory

Inventory consists of the following at:

	December 29, 2012	December 31, 2011
	(In thousands)	
Raw materials	$ 8,849	$ 7,769
Work in process	60	—
Finished goods	28,056	23,320
	$ 36,965	$ 31,089

4. Property and Equipment

Property and equipment consists of the following at:

	December 29, 2012	December 31, 2011
	(In thousands)	
Computer and equipment	$ 16,086	$ 17,616
Furniture	2,762	2,732
Machinery	3,391	3,375
Tooling	10,147	7,303
Leasehold improvements	15,758	15,459
Software purchased for internal use	8,273	8,338
	56,417	54,823
Less: accumulated depreciation	31,464	25,794
	$ 24,953	$ 29,029

Depreciation expense for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was $9.9 million, $9.0 million, and $7.0 million, respectively.

5. Other Assets

Other assets consists of the following at:

	December 29, 2012	December 31, 2011
	(In thousands)	
Investment in Advanced Scientific Concepts, Inc.	$ 2,500	$ 2,500
Investment in InTouch Technologies, Inc.	6,000	—
	$ 8,500	$ 2,500

In November 2007, the Company recorded an investment of $2.5 million in a series of preferred stock of Advanced Scientific Concepts, Inc. In January 2012, the Company recorded an investment of $6.0 million in a series of preferred stock of InTouch Technologies, Inc. These investments are accounted for at cost. The Company regularly monitors these investments to determine if facts and circumstances have changed in a manner that would require a change in accounting methodology. Additionally, the Company regularly evaluates whether or not these investments have been impaired by considering such factors as economic environment, market conditions, operational performance and other specific factors relating to the businesses underlying the investments. If any such impairment is identified, a reduction in the carrying value of the investments would be recorded at that time. Since the Company believes the fair value of its investments is greater than the carrying value of its investments, it has not impaired these investments.

6. Accrued Expenses

Accrued expenses consist of the following at:

	December 29, 2012	December 31, 2011
	(In thousands)	
Accrued warranty	$ 6,057	$ 10,306
Accrued direct fulfillment costs	999	1,907
Accrued rent	696	726
Accrued sales commissions	475	411
Accrued accounting fees	155	354
Uncertain tax positions - short-term	2,884	957
Accrued other	5,261	2,527
	$ 16,527	$ 17,188

7. Revolving Line of Credit

The Company has an unsecured revolving credit facility with Bank of America, N.A., which is available to fund working capital and other corporate purposes. As of December 29, 2012, the total amount available for borrowing under its credit facility was $75.0 million and the full amount was available for borrowing. The interest on loans under the credit facility will accrue, at a rate between LIBOR plus 1% and LIBOR plus 1.5% based on the Company's ratio of indebtedness to Adjusted EBITDA. The credit facility will terminate and all amounts outstanding thereunder will be due and payable in full on June 14, 2014.

As of December 29, 2012, the Company had no borrowings under its revolving credit facility. This credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on the Company's ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, the Company's stock, and consolidate or merge with other entities.

In addition, the Company is required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified consolidated net worth, a minimum ratio of indebtedness to Adjusted EBITDA, and a minimum specified interest coverage ratio.

This credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, the Company's obligations under the credit facility may be accelerated.

As of December 29, 2012, the Company was in compliance with all covenants under its credit facility.

8. Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

9. Stock Option Plans and Stock-Based Compensation

The Company has options outstanding under four stock incentive plans: the 1994 Stock Option Plan (the "1994 Plan"), the 2004 Stock Option and Incentive Plan (the "2004 Plan"), the 2005 Stock Option and Incentive Plan (the "2005 Plan") and the Evolution Robotics, Inc. 2007 Stock Plan (the "2007 Plan" and together with the 1994 Plan, the 2004 Plan and the 2005 Plan, the "Plans"). The 2005 Plan is the only one of the four plans under which new awards may currently be granted. Under the 2005 Plan, which became effective October 10, 2005, 1,583,682 shares were initially reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards and restricted stock awards. Additionally, the 2005 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2007, by 4.5% of the outstanding number of shares of common stock on the immediately preceding December 31. Stock options returned to the Plans, with the exception of the 2007 Plan, as a result of their expiration, cancellation or termination are automatically made available for issuance under the 2005 Plan. Eligibility for incentive stock options is limited to those individuals whose employment status would qualify them for the tax treatment associated with incentive stock options in accordance with the Internal Revenue Code of 1986, as amended. As of December 29, 2012, there were 3,108,842 shares available for future grant under the 2005 Plan.

Options granted under the Plans are subject to terms and conditions as determined by the compensation committee of the board of directors, including vesting periods. Options granted under the Plans are exercisable in full at any time subsequent to vesting, generally vest over periods from zero to five years , and expire seven or ten years from the date of grant or, if earlier, 60 or 90 days from employee termination. The exercise price of incentive stock options is typically equal to the closing price on the NASDAQ Global Market on the date of grant. The exercise price of nonstatutory options may be set at a price other than the fair market value of the common stock.

In conjunction with the acquisition of Evolution Robotics, Inc. on October 1, 2012, each outstanding and unvested incentive stock option held by Evolution employees as of the acquisition date was automatically converted into stock options of the Company under the same terms and conditions as were applicable to the original Evolution grants. The number of replacement options granted and the associated exercise prices were determined utilizing a conversion ratio as defined in the merger agreement. There were 114,248 incentive stock options issued by the Company as a result of this automatic conversion with exercise prices ranging from $2.55 to $4.81. All of these options were granted from the 2007 Plan, which was assumed by the Company as a result of the acquisition.

The Company recognized $4.6 million of stock-based compensation expense during the fiscal year ended December 29, 2012 for stock options granted subsequent to the Company's initial filing of its Form S-1 with the SEC. The unamortized fair value as of December 29, 2012 associated with these grants was $10.8 million with a weighted-average remaining recognition period of 2.54 years.

The fair value of each option grant for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011 was computed on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011	Fiscal Year Ended January 1, 2011
Risk-free interest rate	0.63% — 0.90%	0.83% — 2.24%	1.27% — 2.28%
Expected dividend yield	—	—	—
Expected life	4.12 — 4.18 years	4.11 — 4.31 years	4.00 — 4.75 years
Expected volatility	63.0% — 64.0%	61.0% — 63.0%	57.0% — 62.0%

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact the Company has never paid and has no present intention to pay cash dividends. Prior to 2010, the expected term calculation was based upon the simplified method provided under the relevant authoritative guidance and was determined by averaging the contractual term of the stock option grants with the associated vesting term. In 2010, the Company determined that it had enough historical exercise experience and began to rely solely on company specific historical data for purposes of establishing expected term assumptions. Given the Company's initial public offering in November 2005 and the resulting short history as a public company, the Company could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, prior to 2010, the Company performed an analysis that included company specific historical data combined with data of several peer companies with similar expected option lives to develop expected volatility assumptions. During 2010, the Company began to rely solely on company specific historical data for purposes of establishing expected volatility.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011 was $13.23, $16.55 and $8.24, respectively.

The table below summarizes stock option plan activity:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at January 2, 2010	3,396,628	$	11.77		
Granted	1,058,323		16.65		
Exercised	(667,348)		9.87		
Canceled	(130,568)		15.21		
Outstanding at January 1, 2011	3,657,035	$	13.40		
Granted	349,650		33.27		
Exercised	(1,232,721)		10.87		
Canceled	(212,672)		15.37		
Outstanding at December 31, 2011	2,561,292	$	17.17		
Granted	547,948		19.70		
Exercised	(390,956)		11.07		
Canceled	(214,617)		21.91		
Outstanding at December 29, 2012	2,503,667	$	18.27	4.17 years	$8.4 million
Vested and expected to vest at December 29, 2012	2,404,726	$	18.14	4.08 years	$8.2 million
Exercisable as of December 29, 2012	1,491,878	$	16.55	3.00 years	$5.8 million
Weighted average fair value of options granted during the fiscal year ended December 29, 2012		$	13.23		
Options available for future grant at December 29, 2012	3,108,842				

(1) The aggregate intrinsic value on the table was calculated based upon the positive difference between the closing market value of the Company's stock on December 29, 2012 of $18.59 and the exercise price of the underlying option.

During fiscal years 2012, 2011, and 2010, the total intrinsic value of stock options exercised was $6.2 million, $25.4 million and $7.5 million, respectively. No amounts relating to stock-based compensation have been capitalized.

The following table summarizes information about stock options outstanding at December 29, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.33 - $ 7.76	313,418	4.99 years	$ 5.75	199,998	$ 6.32
8.10 - 14.05	305,898	2.70	12.53	277,131	12.74
14.09 - 14.13	60,395	2.33	14.10	60,395	14.10
14.52 - 14.52	386,749	4.17	14.52	201,571	14.52
14.54 - 17.70	334,669	2.65	16.72	310,484	16.64
18.03 - 19.85	265,701	4.57	18.77	110,779	19.17
20.60 - 24.53	307,975	3.89	23.76	224,539	23.70
24.88 - 26.59	259,925	6.46	26.35	1,750	25.73
27.22 - 33.48	264,437	4.92	32.99	103,824	32.86
35.96 - 35.96	4,500	5.50	35.96	1,407	35.96
$ 2.33 - $35.96	2,503,667	4.17 years	$ 18.27	1,491,878	$ 16.55

The table below summarizes activity relating to restricted stock awards:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at January 2, 2010	11,164	$ 16.03
Granted		
Vested	(5,582)	16.03
Forfeited		
Outstanding at January 1, 2011	5,582	$ 16.03
Granted		
Vested	(5,582)	16.03
Forfeited		
Outstanding at December 31, 2011	—	$ —
Granted		
Vested		
Forfeited	—	—
Outstanding at December 29, 2012	—	$ —

During the fiscal year ended December 29, 2012, the Company recognized $0.0 million of stock based compensation expense associated with restricted stock awards. As of December 29, 2012, the unamortized fair value of all restricted stock awards was $0.0 million.

The table below summarizes activity relating to restricted stock units:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at January 2, 2010	301,224	$ 12.23
Granted	382,564	16.84
Vested	(98,015)	13.18
Forfeited	(15,696)	13.17
Outstanding at January 1, 2011	570,077	$ 15.14
Granted	282,744	32.08
Vested	(168,041)	15.31
Forfeited	(77,275)	16.73
Outstanding at December 31, 2011	607,505	$ 22.77
Granted	685,529	24.62
Vested	(204,053)	21.24
Forfeited	(147,951)	25.07
Outstanding at December 29, 2012	941,030	$ 24.09

During the fiscal year ended December 29, 2012, the Company recognized $6.4 million of stock based compensation expense associated with restricted stock units. As of December 29, 2012, December 31, 2011 and January 1, 2011, the unamortized fair value of all restricted stock units was $17.9 million, $11.7 million and $7.6 million, respectively. The Company expects to recognize associated stock-based compensation expense of $6.9 million, $5.7 million, $3.9 million and $1.4 million in 2013, 2014, 2015 and 2016, respectively.

The following includes significant activity that is included in the stock option activity and restricted stock activity tables above:

On March 9, 2012, the Company granted to certain employees, including executive officers, an annual merit grant of stock options totaling 181,325 shares of the Company's common stock and 371,850 restricted stock units. Each of the above stock options have a per share exercise price of $26.59, the closing price of the Company's common stock on NASDAQ on March 9, 2012. These stock options and restricted stock units generally vest over a four year period.

On June 8, 2012, the Company granted each of its nine non-employee board members 5,181 restricted stock units. These restricted stock units will vest at the earlier of the first anniversary of the grant or the date of the first annual meeting of the stockholders following the date of grant.

On September 7, 2012, the Company granted to certain employees, including executive officers, stock options totaling 98,000 shares of the Company's common stock and 120,450 restricted stock units. Each of the above stock options have a per share exercise price of $25.99, the closing price of the Company's common stock on NASDAQ on September 7, 2012. The stock options and restricted stock units generally vest over a four year period.

On December 7, 2012, the Company granted certain employees, including an executive officer, stock options totaling 136,000 shares of the Company's common stock and 108,250 restricted stock units. Each of the above stock options have a per share exercise price of $18.47, the closing price of the Company's common stock on NASDAQ on December 7, 2012. The stock options and restricted stock units generally vest over a four year period.

10. Income Taxes

The components of income tax expense were as follows:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)		
Current			
Federal	$ 12,540	$ 10,088	$ 14,353
State	473	1,600	1,685
Foreign	(8)	196	112
Total current tax provision	13,005	11,884	16,150
Deferred			
Federal	(4,003)	2,166	(4,196)
State	(692)	(700)	(3,494)
Total deferred tax provision	(4,695)	1,466	(7,690)
Total income tax provision	$ 8,310	$ 13,350	$ 8,460

In certain jurisdictions, an insignificant provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries that the Company expects to distribute in 2013. In other jurisdictions, for the remaining undistributed earnings of non-U.S. subsidiaries, no provision has been made for deferred taxes as these earnings have been indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. As of December 29, 2012, a deferred tax liability has not been established for approximately $0.1 million of cumulative undistributed earnings of non-U.S. subsidiaries, as the Company plans to keep these amounts permanently reinvested overseas.

The components of net deferred tax assets were as follows:

	December 29, 2012	December 31, 2011
	(In thousands)	
Net deferred tax assets		
Current deferred tax assets		
Reserves and accruals	$ 17,273	$ 15,697
Stock based compensation	1,784	—
Net operating loss carryforwards	2,470	—
Foreign tax credits	133	133
Valuation allowance	(1,390)	—
Total current deferred tax assets	20,270	15,830
Non-current deferred tax assets		
Tax credits	4,780	3,027
Fixed assets	280	—
Stock based compensation	4,851	5,213
Net operating loss carryforwards	9,664	—
Valuation allowance	(1,301)	—
Total non-current deferred tax assets	18,274	8,240
Current deferred tax liabilities		
Prepaids	649	486
Total current deferred tax liabilities	649	486
Non-current deferred tax liabilities		
Intangible assets	10,019	127
Fixed assets	—	1,986
Total non-current deferred tax liabilities	10,019	2,113
Total net deferred tax assets	$ 27,876	$ 21,471

In fiscal 2012, as part of the Company's acquisition accounting for the acquisition of Evolution Robotics, Inc., the Company recorded a valuation allowance of $2.7 million related to certain state tax attributes of Evolution Robotics, Inc.

The table below summarizes activity relating to the valuation allowance:

Fiscal Year Ended	Balance at beginning of period	Additions Charged to Costs and Expenses	Additions Charged to Goodwill	Deductions	Balance at End of Period
			(In thousands)		
January 1, 2011	$ 3,868	—	—	3,868	$ —
December 31, 2011	$ —	—	—	—	$ —
December 29, 2012	$ —	—	2,691	—	$ 2,691

The net deferred tax assets as of December 29, 2012 and December 31, 2011 were $27.9 million and $21.5 million, respectively.

As of December 29, 2012, the Company has net operating loss carryforwards available to offset future federal and state taxes of $62.9 million, research and development credits carryforwards available to offset future federal and state taxes of $7.4 million and investment tax credit carryforwards to offset future state taxes of $0.6 million, which expire at various dates from 2013 to 2032. As of December 31, 2011, the Company had research and development credits carryforwards available to offset future state taxes of $4.4 million and investment tax credit carryforwards to offset future state taxes of $0.7 million, which expire at various dates from 2013 to 2026. Under the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of these tax carryforwards which can be utilized in future years. As of December 29, 2012, the Company has $62.9 million of net operating loss carryforwards and $1.8 million of federal and state research and development credits related to the acquisition of Evolution Robotics that are limited by Section 382 and Section 383, respectively, of the Internal Revenue Code. However, these limitations do not cause any of these net operating loss carryforwards or federal and state research and development credits to expire unused.

The reconciliation of the expected tax (benefit) expense (computed by applying the federal statutory rate to income before income taxes) to actual tax expense was as follows:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Expected federal income tax	$ 8,962	$ 18,739	$ 11,891
Miscellaneous permanent items	338	(13)	164
State taxes	497	543	1,545
Federal and state research credits	(418)	(3,283)	(997)
Domestic production activities deduction	(1,100)	(2,695)	—
Other	31	59	(275)
Increase (decrease) in valuation allowance	—	—	(3,868)
	$ 8,310	$ 13,350	$ 8,460

A summary of the Company's adjustments to its uncertain tax position is the current year is as follows:

	Fiscal Year Ended December 29, 2012
Balance at beginning of period	$ 2,439
Increase for tax positions related to the current year	162
Increase for tax positions related to prior years	1,868
Decreases for settlements with applicable taxing authorities	—
Decreases for lapses of statute of limitations	—
Balance at end of period	$ 4,469

The Company recognizes interest and penalties related to unrecognized tax benefits in its tax provision. As of December 29, 2012, December 31, 2011 and January 1, 2011, there were no material amounts related to accrued interest or penalties. We anticipate the settlement of federal tax audits may be finalized within the next twelve months and could result in a decrease in our unrecognized tax benefits of up to $2.9 million. If all of our unrecognized tax benefits as of December 29, 2012 were to become recognizable in the future, we would record a $3.9 million benefit to the income tax provision, reflective of federal benefit on state items.

We follow the with and without approach for direct and indirect effects of the windfall tax deductions.

11. Commitments and Contingencies

Legal

From time to time and in the ordinary course of business, the Company is subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect the Company's financial condition or results of operations.

Lease Obligations

The Company leases its facilities. Rental expense under operating leases for fiscal 2012, 2011 and 2010 amounted to $4.4 million, $4.1 million, and $3.7 million, respectively. Future minimum rental payments under operating leases were as follows as of December 29, 2012:

		Operating Leases
2013	$	3,158
2014		2,837
2015		2,820
2016		2,747
2017		2,505
Thereafter		5,682
Total minimum lease payments	$	19,749

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company's software. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 29, 2012 and December 31, 2011, respectively.

Government Contract Contingencies

Several of the Company's prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for the Company. In addition, the Company is subject to audits by the U.S. federal government as part of routine audits of government contracts. As part of an audit, these agencies may review the Company's performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of its costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Annually, the Company submits final indirect billing rates to DCMA based upon actual costs incurred throughout the year. These final billing rates are subject to audit by DCAA. As of December 29, 2012, fiscal years 2007 through 2012 are open for audit by DCAA.

Warranty

The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The reserve is included as part of accrued expenses (Note 6) in the accompanying consolidated balance sheets.

Activity related to the warranty accrual was as follows:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)		
Balance at beginning of period	$ 10,306	$ 9,284	$ 6,105
Provision (*)	(1,682)	4,091	6,402
Warranty usage(**)	(2,567)	(3,069)	(3,223)
Balance at end of period	$ 6,057	$ 10,306	$ 9,284

(*) During 2012, the Company recorded favorable adjustments relating to reductions in its international warranty accrual for our home robots business related to our sustained improvements in product quality, resulting in a net credit for its 2012 warranty provision.

(**) Warranty usage includes costs incurred for warranty obligations and the pro rata expiration of product warranties not utilized.

Sales Taxes

The Company collects and remits sales tax in jurisdictions in which it has a physical presence or it believes nexus exists, which therefore obligates the Company to collect and remit sales tax. The Company continually evaluates whether it has established a nexus in new jurisdictions with respect to sales tax. The Company has recorded a liability for potential exposure in several states where there is uncertainty about the point in time at which the Company established a sufficient business connection to create nexus. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its consolidated results of operations, financial position or cash flows.

12. Employee Benefits

The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the "Retirement Plan"). All Company employees, with the exception of temporary, contract and international employees are eligible to participate in the Retirement Plan after satisfying age and length of service requirements prescribed by the plan. Under the Retirement Plan, employees may make tax- deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.

The Company elected to make a matching contribution of approximately $1.7 million, $1.7 million and $1.5 million for the plan years ended December 29, 2012, December 31, 2011 and January 1, 2011 ("Plan-Year 2012," "Plan-Year 2011" and "Plan-Year 2010"), respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee's first six percent contribution. Accordingly, each employee participating during Plan-Year 2012, Plan-Year 2011 and Plan-Year 2010 is entitled up to a maximum of three percent of his or her eligible annual payroll. The employer matching contribution for Plan-Year 2012 is included in accrued compensation.

13. Acquisition of Evolution Robotics, Inc.

On October 1, 2012, the Company acquired 100% of the equity of Evolution Robotics, Inc. (Evolution) for $74.8 million in cash, including the effect of working capital adjustments and cash received, with $8.88 million of the purchase price placed into an escrow account to settle certain claims for indemnification for breaches or inaccuracies in Evolution's representations and warranties, covenants and agreements. Evolution is the developer of Mint and Mint Plus automatic floor cleaning robots, based in Pasadena, California, and is included in the Company's home robots business unit.

The assets and liabilities associated with Evolution were recorded at their fair values as of the acquisition date and the amounts are as follows:

	(In thousands)
Cash and cash equivalents	$ 356
Accounts receivable	1,635
Inventory	5,069
Other current assets	770
Deferred tax asset	1,740
Fixed assets	384
Goodwill	41,041
Intangible assets	27,000
Total Assets	77,995
Accounts payable	(2,793)
Accrued expenses	(51)
Accrued compensation	(91)
Other liabilities	(174)
Total consideration transferred	$ 74,886

Intangible assets acquired totaling $27.0 million include completed technology of $26.9 million and a tradename of $0.1 million.

The completed technology consists of two separate assets, one valued at $17.9 million and one valued at $9.0 million. The estimated fair value attributed to $17.9 million of the completed technology was determined based upon a discounted cash flow forecast. Cash flows were discounted at a rate of 15.5%. The fair value of the $9.0 million relating to the second completed technology was determined based on the estimated cost to replace the technology. The fair value of the completed technology will be amortized over a period of 7-10 years on a straight-line basis, which approximates the pattern in which the economic benefits of the completed technology are expected to be realized.

The fair value of the tradename will be amortized over 3 years on a straight-line basis, which approximates the pattern in which the economic benefits of the tradename are expected to be realized.

Goodwill represents the excess of the purchase price over the fair values of the net tangible and intangible assets acquired and is primarily the result of expected synergies. None of the goodwill or identifiable intangibles associated with this transaction will be deductible for tax purposes.

Acquisition-related costs of $0.85 million were incurred in 2012.

Pro Forma Disclosures (Unaudited)

The following unaudited pro forma consolidated results of operations for fiscal 2012 and fiscal 2011 assume that the acquisition of Evolution occurred as of January 2, 2011.

	Fiscal Year Ended	
	December 29, 2012	December 31, 2011
	(In thousands)	
Revenue	$ 445,469	$ 482,850
Net Income	8,723	31,778

These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred at the beginning of the periods presented or that may be obtained in the future.

Since the date of the acquisition, October 1, 2012, the Company has recorded $3.8 million of revenue attributable to Evolution within its consolidated financial statements.

14. Goodwill and other intangible assets

The carrying amount of the goodwill at December 29, 2012 is $49.0 million. $41.0 million resulted from the acquisition of Evolution Robotics, Inc. in October 2012, and $7.9 million resulted from the acquisition of Nekton completed in September 2008. In the fourth quarter of 2012, the Company completed its annual goodwill impairment test. The first step of the two-step impairment test, which involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill, was completed, and the Company did not identify any goodwill impairment.

Other intangible assets include the value assigned to completed technology, research contracts, and trade names. The estimated useful lives for all of these intangible assets are two to ten years. The intangible assets are being amortized on a straight-line basis, which is consistent with the pattern that the estimated economic benefits of the intangible assets are expected to be utilized.

Intangible assets at December 29, 2012 and December 31, 2011 consisted of the following:

	December 29, 2012			December 31, 2011		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
		(In thousands)			(In thousands)	
Completed technology	$ 30,600	$ 2,468	$ 28,132	$ 3,700	$ 1,233	$ 2,467
Research contracts	100	100	—	100	100	—
Tradename	800	708	92	700	700	—
Total	$ 31,500	$ 3,276	$ 28,224	$ 4,500	$ 2,033	$ 2,467

Amortization expense related to acquired intangible assets was $1.2 million, $903,000, and $475,000 for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011. The estimated future amortization expense related to current intangible assets in each of the five succeeding fiscal years is expected to be as follows:

	(In thousands)
2013	$ 3,860
2014	3,860
2015	3,852
2016	3,827
2017	3,827
Total	$ 19,226

15. Restructuring charges

In 2012 and 2011, the Company incurred restructuring charges of $3.7 million and $1.0 million, respectively, primarily related to cost reductions in its defense and security business unit, which resulted in workforce reductions and the write-off of certain inventory and fixed assets. No restructuring charges were incurred in 2010.

The activity for the restructuring programs is presented below:

	Fiscal Year Ended	
	December 29, 2012	December 31, 2011
	(In thousands)	
Balance at beginning of period	$ —	$ —
Charges	3,679	1,015
Utilization	(3,482)	(1,015)
Balance at end of period	$ 197	$ —

16. Industry Segment, Geographic Information and Significant Customers

The Company operates in two reportable segments, the home robots business unit and the defense and security robots business unit. The nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately.

Home Robots

The Company's home robots business unit offers products to consumers through a network of retail businesses throughout the United States, to various countries through international distributors and retailers, and through the Company's on-line store. The Company's home robots business unit includes mobile robots used in the maintenance of domestic households.

Defense and Security Robots

The Company's defense and security robots business unit offers products through a small U.S. government-focused sales force, while products are sold to a limited number of countries, other than the United States, primarily through international distributors but also through a small internationally-focused sales team. The Company's defense and security robots are used by various U.S. and foreign governments, primarily for reconnaissance and bomb disposal missions.

The table below presents segment information about revenue, cost of revenue, gross margin and income before income taxes:

	Fiscal Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
		(In thousands)	
Revenue:			
Home Robots	$ 356,805	$ 278,551	$ 229,348
Defense & Security Robots	79,439	186,949	171,604
Total revenue	436,244	465,500	400,952
Cost of revenue:			
Home Robots	180,245	152,723	137,568
Defense & Security Robots	76,283	120,659	117,952
Total cost of revenue	256,528	273,382	255,520
Gross margin:			
Home Robots	176,560	125,828	91,780
Defense & Security Robots	3,156	66,290	53,652
Total gross margin	179,716	192,118	145,432
Research and development	37,215	36,498	24,809
Selling and marketing	71,631	58,544	50,535
General and administrative	45,698	43,753	36,618
Other income (expense), net	435	218	504
Income before income taxes	$ 25,607	$ 53,541	$ 33,974

As of December 29, 2012, goodwill of $41.0 million and purchased intangible assets, net of $26.1 million recorded in conjunction with the acquisition of Evolution Robotics, Inc. in October 2012 are directly associated with the home robots business unit. Goodwill of $7.9 million and purchased intangible assets, net of $2.1 million recorded in conjunction with the acquisition of Nekton in September 2008, as well as the $2.5 million investment in Advanced Scientific Concepts, Inc., are directly associated with the defense and security business unit. Other long lived assets are not directly attributable to individual business segments.

Geographic Information

For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, sales to non-U.S. customers accounted for 57.3%, 45.5% and 42.1% of total revenue, respectively.

Significant Customers

For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, U.S. federal government orders, contracts and subcontracts accounted for 15.1%, 36.1% and 38.4% of total revenue, respectively. For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, the Company generated 4.5%, 9.4% and 17.4%, respectively of total revenue from The Boeing Company as a subcontractor under U.S. federal government contracts. For the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011 approximately 75.4%, 74.0% and 65.7%, respectively, of our home robot product revenue resulted from sales to 15 customers. For the fiscal year ended December 29, 2012, the Company generated an aggregate of 30.6% of its total revenue from its home robots distributor in Japan (Sales on Demand Corporation) and a network of affiliated European distributors of the Company's home robots.

17. Quarterly Information (Unaudited)

	Fiscal Quarter Ended							
	April 2, 2011	July 2, 2011	October 1, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 29, 2012	December 29, 2012
	(In thousands, except per share amounts)							
Revenue	$ 106,277	$ 108,082	$ 120,373	$ 130,768	$ 97,807	$ 111,445	$ 126,298	$ 100,694
Gross margin	43,454	42,536	50,043	56,085	34,013	49,447	54,902	41,354
Net income (loss)	7,477	8,024	14,052	10,638	653	7,375	15,207	(5,938)
Diluted earnings (loss) per share	$ 0.27	$ 0.29	$ 0.50	$ 0.38	$ 0.02	$ 0.26	$ 0.54	$ (0.21)

During the fourth quarter of 2012, the Company identified certain immaterial errors to previously-reported product revenue and general and administrative expense and recorded out of period adjustments to correct for these items which resulted in a $0.3 million increase in fourth quarter 2012 net loss and a $0.1 million decrease in 2012 net income. These adjustments did not have a material impact on the reported financial position or results of operations for the year ended December 29, 2012. Additionally, had these adjustments been recorded in the prior periods to which they relate, the impact would not have been material to the reported financial position or results of operations for those periods.

18. Subsequent Event

In January 2013, the Company purchased an additional $2 million of preferred stock of InTouch Technologies, Inc. ("InTouch"), bringing its total investment in InTouch to $8 million. The total investment will be accounted utilizing the cost method of accounting since this investment is not in the form of common stock or in-substance common stock. The Company has concluded that it does not exert significant influence over InTouch since the Company does not have the right to appoint any members of the board of directors of InTouch and the Company's investment as a percentage of the outstanding equity of InTouch is not significant. On a going forward basis, the Company will regularly monitor this investment to determine if facts and circumstances have changed in a manner that would require a change in accounting methodology.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness, as of the end of the period covered by this report, of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) promulgated by the SEC under the Exchange Act. Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures, as of the end of such period, were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Management has excluded Evolution Robotics, Inc. from its assessment of internal control over financial reporting as of December 29, 2012 because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Evolution Robotics, Inc. from our audit of internal control over financial reporting. Evolution Robotics, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 0.9% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 29, 2012. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of December 29, 2012, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 29, 2012 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 29, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 29, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Our policy governing transactions in our securities by our directors, officers, and employees permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We have been advised that certain of our officers and directors (including Colin Angle, Chief Executive Officer, Glen Weinstein, Executive Vice President and Chief Legal Officer, and Alison Dean, Senior Vice President of Corporate Finance) of the Company have entered into trading plans (each a "Plan" and collectively, the "Plans") covering periods after the date of this Annual Report on Form 10-K in accordance with Rule 10b5-1 and our policy governing transactions in our securities. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving our company.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports on Form 10-Q and 10-K filed with the Securities and Exchange Commission. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 29, 2012.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 29, 2012.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 29, 2012.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 29, 2012.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 29, 2012.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following are filed as part of this Annual Report on Form 10-K:

1. **Financial Statements**

The following consolidated financial statements are included in Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 29, 2012 and December 31, 2011

Consolidated Statements of Income for the Years ended December 29, 2012, December 31, 2011 and January 1, 2011

Consolidated Statements of Comprehensive Income for the Years ended December 29, 2012, December 31, 2011 and January 1, 2011

Consolidated Statements of Stockholders' Equity for the Years ended December 29, 2012, December 31, 2011 and January 1, 2011

Consolidated Statements of Cash Flows for the Years ended December 29, 2012, December 31, 2011 and January 1, 2011

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

3. **Exhibits — See item 15(b) of this report below**

(b) Exhibits

The following exhibits are filed as part of and incorporated by reference into this Annual Report:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of September 14, 2012, by and among the Registrant, Bull Dog Acquisition Corporation, Evolution Robotics, Inc. and the Securityholders' Representative named therein (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 17, 2012 and incorporated by reference herein)
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2(1)	Amended and Restated By-laws of the Registrant
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2(1)	Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005
10.1(1)	Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10.2†(1)	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers
10.3†(1)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10.4†	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.5†	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.6	Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.7†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and incorporated by reference herein)
10.8†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.9†(1)	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10.10(1)	Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.11(1)	Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
10.12†	2005 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009 and incorporated by reference herein)
10.13#(1)	Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004
10.14†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.15	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)

Exhibit Number	Description
10.16	Credit Agreement between the Registrant and Bank of America, N.A., dated as of June 5, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.17#	Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 23, 2007 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.18†	Senior Executive Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2011 and incorporated by reference herein)
10.19	First Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)

10.20	Second Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated September 5, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2008 and incorporated by reference herein)
10.21	First Amendment to Note by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.22†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.23†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.24	Third Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.25	Second Amendment to Note by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.26#	Manufacturing Services Agreement between the Registrant and Jabil Circuit, Inc., dated as of March 18, 2010 (filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.27#	First Amendment to Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 22, 2010 (filed as Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.28	Reimbursement Agreement between the Registrant and Bank of America, N.A. dated January 4, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2011 and incorporated by reference herein)
10.29	Fourth Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A. dated April 15, 2011 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 and incorporated by reference herein)
10.30	First Amendment to Reimbursement Agreement between the Registrant and Bank of America, N.A. dated April 15, 2011 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 and incorporated by reference herein)

Exhibit Number	**Description**
10.31	Fifth Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A. dated July 12, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 15, 2011 and incorporated by reference herein)
10.32	Second Amendment to Reimbursement Agreement between the Registrant and Bank of America, N.A. dated July 12, 2011 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 15, 2011 and incorporated by reference herein)
10.33	Third Amendment to Note by and between the Registrant and Bank of America, N.A. dated July 12, 2011 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on July 15, 2011 and incorporated by reference herein)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101**	The following materials from the Registrant's Annual Report on Form 10-K for the year ended December 29, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements

† Indicates a management contract or any compensatory plan, contract or arrangement.

Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iROBOT CORPORATION

By: /s/ Colin M. Angle

Colin M. Angle
Chairman of the Board,
Chief Executive Officer and Director

Date: February 15, 2013

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Colin M. Angle and John Leahy, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on February 15, 2013.

Signature	Title(s)
/s/ COLIN M. ANGLE Colin M. Angle	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN LEAHY John Leahy	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ RONALD CHWANG Ronald Chwang	Director
/s/ JACQUES S. GANSLER Jacques S. Gansler	Director
/s/ GAIL DEEGAN Gail Deegan	Director
/s/ ANDREA GEISSER Andrea Geisser	Director

Signature	Title(s)
/s/ GEORGE C. MCNAMEE George C. McNamee	Director
/s/ DEBORAH G. ELLINGER Deborah G. Ellinger	Director
/s/ PETER MEEKIN Peter Meekin	Director
/s/ PAUL J. KERN Paul J. Kern	Director
/s/ PAUL SAGAN Paul Sagan	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of September 14, 2012, by and among the Registrant, Bull Dog Acquisition Corporation, Evolution Robotics, Inc. and the Securityholders' Representative named therein (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 17, 2012 and incorporated by reference herein)
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2(1)	Amended and Restated By-laws of the Registrant
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2(1)	Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005
10.1(1)	Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10.2†(1)	Form of Indemnification Agreement between the Registrant and its Directorsand Executive Officers
10.3†(1)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10.4†	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.5†	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.6	Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.7†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and incorporated by reference herein)
10.8†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.9†(1)	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10.10(1)	Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.11(1)	Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
10.12†	2005 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009 and incorporated by reference herein)
10.13#(1)	Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004
10.14†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007and incorporated by reference herein)
10.15	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.16	Credit Agreement between the Registrant and Bank of America, N.A., dated as of June 5, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.17#	Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 23, 2007 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.18†	Senior Executive Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2011 and incorporated by reference herein)

Exhibit Number	Description
10.19	First Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.20	Second Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated September 5, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2008 and incorporated by reference herein)
10.21	First Amendment to Note by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.22†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.23†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.24	Third Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.25	Second Amendment to Note by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.26#	Manufacturing Services Agreement between the Registrant and Jabil Circuit, Inc., dated as of March 18, 2010 (filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.27#	First Amendment to Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 22, 2010 (filed as Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.28	Reimbursement Agreement between the Registrant and Bank of America, N.A. dated January 4, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2011 and incorporated by reference herein)
10.29	Fourth Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A. dated April 15, 2011 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 and incorporated by reference herein)
10.30	First Amendment to Reimbursement Agreement between the Registrant and Bank of America, N.A. dated April 15, 2011 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 and incorporated by reference herein)
10.31	Fifth Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A. dated July 12, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 15, 2011 and incorporated by reference herein)
10.32	Second Amendment to Reimbursement Agreement between the Registrant and Bank of America, N.A. dated July 12, 2011 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 15, 2011 and incorporated by reference herein)
10.33	Third Amendment to Note by and between the Registrant and Bank of America, N.A. dated July 12, 2011 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on July 15, 2011 and incorporated by reference herein)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)

Exhibit Number	Description
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101** The following materials from the Registrant's Annual Report on Form 10-K for the year ended December 29, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements

† Indicates a management contract or any compensatory plan, contract or arrangement.

Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

The following graph compares the cumulative 5-year total return provided shareholders on iRobot Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index and the S&P Technology Hardware & Equipment Industry Group index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 12/31/2007 and its relative performance is tracked through 12/31/2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among iRobot Corporation, the NASDAQ Composite Index, and S&P Technology Hardware & Equipment Industry Group


$250
$200
$150
$100
$50
$0
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12/09
3/10
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iRobot Corporation
NASDAQ Composite
S&P Technology Hardware & Equipment Industry Group

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/07	1/08	2/08	3/08	4/08	5/08	6/08	7/08	8/08	9/08	10/08
iRobot Corporation	100.00	111.56	101.33	94.63	88.72	77.54	76.00	76.60	77.38	81.97	57.08
NASDAQ Composite	100.00	91.03	86.42	83.85	90.13	93.50	84.78	82.69	82.73	72.41	60.91
S&P Technology Hardware & Equipment Industry Group	100.00	84.84	84.01	84.26	91.08	97.36	86.87	87.68	90.18	75.00	62.10

11/08	12/08	1/09	2/09	3/09	4/09	5/09	6/09	7/09	8/09	9/09	10/09	11/09	12/09	1/10	2/10	3/10
57.74	49.94	42.04	43.58	42.04	63.44	69.14	71.79	62.00	63.44	68.09	73.95	77.99	97.35	87.39	89.55	83.85
56.81	59.03	54.81	51.67	55.49	61.43	63.93	66.79	72.15	74.03	77.86	75.55	78.88	82.25	77.22	80.24	85.77
55.46	55.45	54.00	50.25	57.51	66.97	67.75	71.66	80.01	81.62	86.98	85.35	89.28	94.14	85.70	90.40	98.90

4/10	5/10	6/10	7/10	8/10	9/10	10/10	11/10	12/10	1/11	2/11	3/11	4/11	5/11	6/11	7/11	8/11
111.50	118.69	103.93	112.61	91.65	102.71	115.49	112.28	137.61	149.34	158.85	181.91	195.91	185.84	195.19	193.62	153.87
86.50	78.96	76.71	83.52	80.53	88.15	94.63	92.24	97.32	100.53	103.46	103.32	106.84	104.25	102.20	102.78	96.51
102.77	95.04	89.65	96.16	87.45	99.93	104.23	102.91	108.16	113.58	116.19	111.72	113.68	112.53	108.05	111.17	103.84

9/11	10/11	11/11	12/11	1/12	2/12	3/12	4/12	5/12	6/12	7/12	8/12	9/12	10/12	11/12	12/12
139.16	187.28	175.61	165.10	182.74	141.15	150.77	130.59	117.15	122.51	125.88	139.33	125.88	99.28	104.20	103.65
90.29	99.75	98.34	98.63	103.95	108.62	112.65	111.62	104.64	109.52	110.03	113.87	115.24	110.57	110.84	110.78
99.28	110.94	108.30	109.01	120.85	133.72	143.68	139.06	128.49	129.79	133.25	143.12	143.99	129.54	132.00	127.58

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Corporate Office
8 Crosby Drive
Bedford, Massachusetts 01730
Phone: 781.430.3000
Fax: 781.430.3001

Transfer Agent
Computershare Trust
Company, Inc.
350 Indiana Street
Suite 750
Golden, Colorado 80401
Phone: 303.262.0600

Legal Counsel
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
Phone: 617.570.1000

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
125 High Street
Boston, Massachusetts 02110
Phone: 617.530.5000

Common Stock Information
Our common stock is traded on the Nasdaq National Market under the symbol IRBT.

Investor Information
Elise P. Caffrey
Vice President, Investor Relations

A copy of our financial reports, stock quotes, news releases, SEC filings, as well as information on our products is available in the Investor Relations section of www.irobot.com

Board Members
Colin M. Angle
Co-founder, Chairman of the Board and Chief Executive Officer

Dr. Ronald Chwang
Director

Gail Deegan
Director

Deborah G. Ellinger
Director

Dr. Jacques S. Gansler
Director

Andrea Geisser
Director, Audit Committee Chair

General Paul J. Kern
(U.S. Army, Ret.)
Director

George C. McNamee
Lead Independent Director, Compensation Committee Chair

Peter T. Meekin
Director

Paul L. Sagan
Director, Nominating & Corporate Governance Committee Chair

Executive Team
Colin M. Angle
Chief Executive Officer

Alison Dean
Executive Vice President, Chief Financial Officer and Treasurer

Jeffrey A. Beck
Chief Operating Officer

Glen D. Weinstein
Executive Vice President and Chief Legal Officer

Russell Campanello
Senior Vice President, Human Resources

Paolo Pirjanian
Chief Technology Officer

iRobot Mission | Build cool stuff • Deliver great product • Make money • Have fun • **Change the worl**

iRobot®

Corporate Headquarters

8 Crosby Drive
Bedford, MA 01730
USA

Phone: 781.430.3000
Fax: 781.430.3001

www.irobot.com
info@irobot.com